  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 13, 1996

                                                      REGISTRATION NO. 333-2042
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                            AMENDMENT NO. 4 TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                             METROMAIL CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         DELAWARE                    7331                    13-3015410
     (STATE OR OTHER          (PRIMARY STANDARD            (IRS EMPLOYER
     JURISDICTION OF              INDUSTRIAL            IDENTIFICATION NO.)
     INCORPORATION OR        CLASSIFICATION CODE
      ORGANIZATION)                NUMBER)

                             METROMAIL CORPORATION
                             360 EAST 22ND STREET
                            LOMBARD, ILLINOIS 60148
                                (708) 620-3300
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                              SUSAN L. HENRICKS,
                                   PRESIDENT
                             METROMAIL CORPORATION
                             360 EAST 22ND STREET
                            LOMBARD, ILLINOIS 60148
                                (708) 620-3300
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)


                                  COPIES TO:
    MONICA M. FOHRMAN         DENNIS V. OSIMITZ            ROBERT F. WALL
  R. R. DONNELLEY & SONS       SIDLEY & AUSTIN            WINSTON & STRAWN
         COMPANY           ONE FIRST NATIONAL PLAZA       35 W. WACKER DR.
    77 W. WACKER DRIVE     CHICAGO, ILLINOIS 60603    CHICAGO, ILLINOIS 60601
 CHICAGO, ILLINOIS 60601        (312) 853-7000             (312) 558-5600
      (312) 326-8000

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                     CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                                                      PROPOSED
                                                       PROPOSED       MAXIMUM
                                       AMOUNT          MAXIMUM       AGGREGATE      AMOUNT OF
     TITLE OF EACH CLASS OF             TO BE       OFFERING PRICE    OFFERING     REGISTRATION
   SECURITIES TO BE REGISTERED      REGISTERED(1)    PER SHARE(2)   PRICE(1)(2)       FEE(3)
- -----------------------------------------------------------------------------------------------
 Common Stock, $.01 par value..   13,800,000 shares     $20.50      $282,900,000     $97,552
- -----------------------------------------------------------------------------------------------

- -------------------------------------------------------------------------------

(1) Includes 1,800,000 shares, and the estimated aggregate proceeds therefrom, which the U.S. Underwriters have the option to purchase from the Company to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) promulgated under the Securities Act of 1933.

(3) Of the amount shown, $3,449 was paid at the time of the original filing of the Registration Statement on March 7, 1996 and the remaining $94,103 was paid at the time of the filing of Amendment No. 2 thereto on May 16, 1996.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                             METROMAIL CORPORATION

              CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS
                 OF INFORMATION REQUIRED BY PART I OF FORM S-1

  REGISTRATION STATEMENT ITEM AND
  CAPTION                            LOCATION OR HEADING IN PROSPECTUS
  -------------------------------    ---------------------------------
 1.Forepart of the Registration
     Statement and Outside Front
     Cover Page of Prospectus......  Outside Front Cover Page
 2.Inside Front and Outside Back     Inside Front Cover Page; Available
     Cover Pages of Prospectus.....   Information
 3.Summary Information and Risk      Prospectus Summary; The Company; Risk
     Factors.......................   Factors
 4.Use of Proceeds.................  Use of Proceeds
 5.Determination of Offering Price.  Underwriters
 6.Dilution........................  Dilution
 7.Selling Security Holders........  Not Applicable
 8.Plan of Distribution............  Outside Front Cover Page; Underwriters
 9.Description of Securities to be   Outside Front Cover Page; Dividend Policy;
     Registered....................   Description of Capital Stock and Corporate
                                      Charter
10.Interests of Named Experts and
     Counsel.......................  Legal Matters; Experts
11.Information with Respect to the   Prospectus Summary; Risk Factors; The
     Registrant....................   Company; Use of Proceeds; Capitalization;
                                      Dividend Policy; Dilution; Selected
                                      Consolidated and Combined Financial and
                                      Other Data; Unaudited Pro Forma Financial
                                      Information; Management's Discussion and
                                      Analysis of Financial Condition and
                                      Results of Operations; Business;
                                      Management; Ownership of Capital Stock;
                                      Relationship with R.R. Donnelley;
                                      Description of Capital Stock and Corporate
                                      Charter; Shares Eligible for Future Sale;
                                      Financial Statements
12.Disclosure of Commission
     Position on Indemnification
     for Securities Act
     Liabilities...................  Not Applicable

                               EXPLANATORY NOTE

  This Registration Statement contains two forms of prospectus: one to be used in connection with an underwritten offering in the United States (the "U.S. Prospectus") and one to be used in a concurrent underwritten offering outside the United States (the "International Prospectus"). The U.S. Prospectus and the International Prospectus are identical except for the front cover page. The form of U.S. Prospectus is included herein and is followed by the front cover page to be used in the International Prospectus, which is labeled "Alternate Page for International Prospectus."

  If required pursuant to Rule 424(b) of the General Rules and Regulations under the Securities Act of 1933, as amended, ten copies of each of the Prospectuses in the forms in which they are used will be filed with the Securities and Exchange Commission.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)

Issued June 13, 1996           12,000,000 Shares

                              [LOGO OF METROMAIL]
                                  COMMON STOCK

                                  -----------

OF  THE 12,000,000 SHARES  OF COMMON  STOCK BEING  OFFERED HEREBY  BY METROMAIL
 CORPORATION (THE "COMPANY" OR "METROMAIL"), 9,600,000 SHARES ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS
  AND 2,400,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE OF THE UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS. SEE "UNDERWRITERS."
   ALL THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY THE COMPANY. PRIOR TO THIS OFFERING, ALL OF THE COMMON STOCK OF THE COMPANY
    WAS OWNED  BY R. R. DONNELLEY  & SONS COMPANY  ("R.R. DONNELLEY"). UPON
     COMPLETION OF THIS OFFERING, R.R. DONNELLEY WILL OWN APPROXIMATELY 41.7% OF THE OUTSTANDING COMMON STOCK OF THE COMPANY (APPROXIMATELY
      38.4% IF THE U.S. UNDERWRITERS EXERCISE THEIR OVER-ALLOTMENT  OPTION
      IN FULL).  THE NET PROCEEDS OF THIS OFFERING WILL  BE USED TO REPAY
       AMOUNTS OWED  TO R.R.  DONNELLEY AND  ITS SUBSIDIARIES.  PRIOR TO
       THIS  OFFERING, THERE HAS  BEEN NO  PUBLIC MARKET FOR  THE COMMON
        STOCK  OF  THE COMPANY.  IT  IS  CURRENTLY  ESTIMATED  THAT THE
        INITIAL  PUBLIC  OFFERING  PRICE  WILL BE  BETWEEN  $18.50  AND
         $20.50 PER SHARE. SEE  "UNDERWRITERS" FOR A DISCUSSION OF THE
          FACTORS  CONSIDERED  IN   DETERMINING  THE  INITIAL   PUBLIC
          OFFERING PRICE.

                                  -----------

         THE COMMON STOCK HAS BEEN APPROVED
          FOR    LISTING,    SUBJECT    TO
           OFFICIAL  NOTICE OF  ISSUANCE,
           ON   THE    NEW   YORK   STOCK
           EXCHANGE,   INC.   UNDER   THE
           SYMBOL "ML."

                                  -----------

   SEE "RISK  FACTORS" BEGINNING ON PAGE 9  FOR A
    DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE
     CONSIDERED  BY  PROSPECTIVE PURCHASERS  OF
     THE COMMON STOCK.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                              PRICE $      A SHARE

                                  -----------

                                                        UNDERWRITING   PROCEEDS
                                             PRICE TO  DISCOUNTS AND      TO
                                              PUBLIC   COMMISSIONS(1) COMPANY(2)
                                             --------  -------------- ----------
Per Share..................................   $            $            $
Total(3)................................... $            $            $

- -----
  (1) The Company and R.R. Donnelley have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
  (2) Before deducting expenses payable by the Company estimated at
      $1,500,000.
  (3) The Company has granted the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 1,800,000 additional Shares at the Price to Public less Underwriting Discounts and Commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to
      Company will be $         , $           and $           , respectively.
      See "Underwriters."

                                  -----------

  The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Winston & Strawn, counsel for the Underwriters. It is expected that the
delivery of the Shares will be made on or about           , 1996 at the offices
of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.

                                  -----------

MORGAN STANLEY & CO.                                             LEHMAN BROTHERS
         Incorporated

          , 1996

                       [INSIDE COVER PAGE OF PROSPECTUS]

                               [METROMAIL LOGO]

Flow chart summarizing Metromail's business, as described elsewhere in this Prospectus. The flow chart illustrates the Company's (1) selected data sources,
(2) database, (3) format for delivering products and services and (4) direct marketing and reference products and services (and the applications for and users thereof).

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFERING OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

  FOR INVESTORS OUTSIDE THE UNITED STATES: NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY THE COMPANY OR ANY UNDERWRITER THAT WOULD PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS COMES ARE REQUIRED BY THE COMPANY AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT, AND TO OBSERVE ANY RESTRICTIONS AS TO, THE OFFERING OF THE COMMON STOCK AND THE DISTRIBUTION OF THIS PROSPECTUS.

                               ----------------

  UNTIL           , 1996 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               ----------------

  In this Prospectus, references to "dollar" and "$" are to United States dollars, and the term "United States" or "U.S." means the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction.

                               ----------------

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Prospectus Summary..................    4
Risk Factors........................    9
The Company.........................   19
Use of Proceeds.....................   19
Capitalization......................   20
Dividend Policy.....................   21
Dilution............................   21
Selected Consolidated and Combined
 Financial and Other Data...........   22
Unaudited Pro Forma Financial
 Information........................   23
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   27
Business............................   34

                                      PAGE
                                      ----
Management..........................   50
Ownership of Capital Stock..........   58
Relationship with R.R. Donnelley....   60
Description of Capital Stock and
 Corporate Charter..................   63
Shares Eligible for Future Sale.....   65
Certain United States Federal Income
 Tax Considerations For Non-U.S.
 Holders of Common Stock............   66
Underwriters........................   69
Legal Matters.......................   71
Experts.............................   72
Additional Information..............   72
Exchange Rates......................   72
Index to Financial Statements.......  F-1

                               ----------------

  The Company intends to furnish to its stockholders annual reports containing consolidated financial statements audited by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing interim unaudited financial information.

                               ----------------

  The following trademarks are mentioned in this Prospectus: BehaviorBank(R), Cole(R), MetroBase(R), Metromail(R), MetroNet(R), MetroSearch(R) and National Look Up 900 Service(R), which are registered trademarks of Metromail; AnalytiX(R), which is a registered trademark of Customer Insight Company; and Windows(R), which is a registered trademark of Microsoft Corporation.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the financial statements and pro forma information (and the notes related thereto) included elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the U.S. Underwriters' over-allotment option. See "Underwriters."

                                  THE COMPANY

  Metromail Corporation ("Metromail" or the "Company") is a leading provider of marketing-oriented consumer information and reference services which it supplies to a wide variety of organizations engaged in direct mail, telephone and target marketing, as well as to clients who need specific reference and information services. In providing these information services, Metromail utilizes its proprietary database, which it believes is one of the most comprehensive and accurate databases in the United States, containing geographic, demographic and other marketing information on over 143 million individuals and over 90% of the households in the United States. The Company has assembled this database over almost 50 years from a wide variety of publicly available and proprietary, third-party sources and acquired databases. The markets in which the Company participates are experiencing increasing demand for high-quality consumer information. In 1995, Metromail generated net sales and earnings from operations of $237.2 million and $30.6 million, respectively.

  The Company offers two general categories of products and services: direct marketing services and reference services. To its direct marketing clients the Company provides: (i) targeted lists of potential customers; (ii) value-added enhancements of pre-existing customer lists; (iii) processing and mail services; and (iv) proprietary marketing database software for personal computers used to access marketing data from a client's customer database. The Company's reference services include: (1) a National Directory Assistance ("NDA") database for on-line or operator-assistance providers; (2) an on-line look-up/skip-locate service for collection agencies, consumer finance companies and credit card issuers; and (3) the Cole directories, which list households in sequence, by telephone number or address, in approximately 150 markets in the United States and Canada, delivered in printed form or on CD-ROM.

  Metromail's innovative marketing and distribution programs are important elements of the Company's success to date. Metromail uses a multi-channel distribution strategy to target a broad base of potential clients. The Company has its own sales force, which the Company believes to be the largest direct sales force in its industry, to call primarily on large national accounts. The Company also sells its products and services through direct mail, telemarketing and sales through third-party resellers such as advertising agencies and list brokers. In addition, the Company has invested in the development of sophisticated database marketing software applications which enable clients to create and manage their own databases as well as gain more efficient access to the data available through Metromail's proprietary database. Metromail is consolidating all of its existing databases into a single universal file through an advanced technology initiative. The Company believes that this consolidation will enable it to reduce the costs and time of updating its database and accelerate the speed at which information can be retrieved from the database.

  Metromail expects to benefit from continued growth in its markets resulting from the ongoing shift from "mass" marketing to "information-driven" targeted marketing, increased access to data and growth in several existing end markets and industries, as well as the emergence of new end markets. The Company believes that its competitive strengths will enable it to continue to compete effectively in its markets. These strengths include the Company's (i) comprehensive proprietary database and expertise in gathering data; (ii) ability to leverage its database into a wide range of information products and services; (iii) large base of established clients and comprehensive, multi-channel sales network; (iv) advanced technological capabilities in database management and software development; and (v) experienced management team and employees.

  The Company's principal strategy is to capitalize on its competitive strengths to provide high value-added information and information services to an expanding universe of clients. Key elements of the Company's strategy include:

  . Maintaining, integrating and expanding its proprietary database;

  . Developing new products and services and targeting new markets;

  . Developing technologies to analyze, package and distribute information more efficiently; and

  . Selectively acquiring data, distribution channels and businesses available as a result of ongoing consolidation in the industry.

  R. R. Donnelley & Sons Company ("R.R. Donnelley") is currently the sole stockholder of the Company and upon completion of the Offering will own approximately 41.7% of the outstanding Common Stock (approximately 38.4% if the over-allotment option granted by the Company to the U.S. Underwriters is exercised in full). While R.R. Donnelley in the future may reduce its ownership interest in the Company,
R.R. Donnelley has advised the Company that it has no plans to do so. In connection with the Offering,
R.R. Donnelley has agreed not to offer, pledge, sell or otherwise dispose of, directly or indirectly, any shares of Common Stock (or any security convertible into or exercisable or exchangeable for Common Stock) for a period of 180 days after the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated. See "Relationship with R.R. Donnelley" and "Underwriters."

                                  THE OFFERING

Common Stock offered by the Company:
  U.S. Offering..........................  9,600,000 shares
  International Offering.................  2,400,000 shares
    Total................................ 12,000,000 shares
Common Stock to be outstanding
 immediately after the Offering.......... 20,600,000 shares(1)
Use of Proceeds.......................... The net proceeds to the Company from the Offering are estimated to be ap-
                                          proximately $219.6 million ($252.8
                                          million if the U.S. Underwriters ex-
                                          ercise their overallotment option in
                                          full) (assuming an initial public of-
                                          fering price of $19.50 per share, af-
                                          ter deducting estimated underwriting
                                          discounts and offering expenses pay-
                                          able by the Company). The net pro-
                                          ceeds from the Offering together
                                          with, to the extent necessary,
                                          borrowings under a bank credit facil-
                                          ity to be entered into by the Company
                                          prior to consummation of the Offering
                                          will be used to repay the debt and
                                          advances owed to R.R. Donnelley and
                                          its subsidiaries, which as of March
                                          31, 1996 totalled approximately
                                          $249.5 million. See "Use of
                                          Proceeds."
NYSE Symbol.............................. ML

- --------
(1) Excludes 1,600,000 shares of Common Stock reserved for issuance under the Company's 1996 Stock Incentive Plan and 1996 Broad-Based Employee Stock Plan, including 34,000 shares of restricted Common Stock and options to purchase approximately 1,300,000 shares of Common Stock (at the initial public offering price set forth on the cover page of this Prospectus) that the Company expects to grant to employees in connection with the Offering. See "Management--Stock Plans," "Management--Employment Agreements" and Notes to Consolidated and Combined Financial Statements of Metromail.

           SUMMARY CONSOLIDATED AND COMBINED FINANCIAL AND OTHER DATA

  The following table summarizes selected historical consolidated and combined financial and other data of the Company. Statement of operations data for each of the three years in the period ended December 31, 1995 have been derived from the audited consolidated and combined financial statements of the Company contained herein. Statement of operations data for the three month periods ended March 31, 1995 and 1996, respectively, and balance sheet data as of March 31, 1996 have been derived from the unaudited consolidated and combined financial statements of the Company contained herein. Statement of operations data for each of the two years in the period ended December 31, 1992 and other data are derived from unaudited information. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Financial Information" and Consolidated and Combined Financial Statements of Metromail and notes thereto included elsewhere in this Prospectus.

                                                                           THREE MONTHS
                                   YEAR ENDED DECEMBER 31,                ENDED MARCH 31,
                         -----------------------------------------------  ----------------
                           1991      1992      1993    1994(1)  1995(1)    1995     1996
                         --------  --------  --------  -------- --------  -------  -------
                                                (IN THOUSANDS)
STATEMENT OF OPERATIONS
 DATA:
 Direct marketing
  sales................. $114,871  $120,364  $127,683  $156,806 $189,713  $38,860  $41,894
 Reference sales........   30,394    33,317    36,032    38,665   47,474   10,972   12,475
                         --------  --------  --------  -------- --------  -------  -------
   Total net sales......  145,265   153,681   163,715   195,471  237,187   49,832   54,369
 Database and
  production costs......   88,945    86,184    95,016   108,806  134,361   30,279   33,606
 Amortization of
  goodwill..............    6,054     6,054     6,054     6,608    7,446    1,790    1,889
 Selling expenses.......   26,211    26,252    29,625    37,107   45,913   10,345   11,821
 General and
  administrative
  expenses..............   15,919    13,232    12,372    14,408   16,645    3,898    4,909
 Provisions for
  doubtful accounts.....    1,584     1,798     1,959     1,848    2,180      425      419
                         --------  --------  --------  -------- --------  -------  -------
   Earnings from
    operations..........    6,552    20,161    18,689    26,694   30,642    3,095    1,725
 Interest expense--
  related party.........   22,898    21,337    22,112    18,999   21,329    4,968    5,345
 Interest expense.......      --        --        --        --        80      --        60
 Other expense
  (income)--net.........     (120)      (57)     (138)       24      (87)     (10)      (5)
                         --------  --------  --------  -------- --------  -------  -------
   Earnings (loss)
    before income taxes.  (16,226)   (1,119)   (3,285)    7,671    9,320   (1,863)  (3,675)
 Income taxes...........   (4,069)    2,034     1,181     5,684    6,585     (130)    (788)
                         --------  --------  --------  -------- --------  -------  -------
   Net income (loss)
    from operations
    before cumulative
    effect of accounting
    change..............  (12,157)   (3,153)   (4,466)    1,987    2,735   (1,733)  (2,887)
 Cumulative after-tax
  effect of change in
  accounting for post
  retirement benefits
  other than pensions...      --        --      4,388       --       --       --       --
                         --------  --------  --------  -------- --------  -------  -------
   Net income (loss).... $(12,157) $ (3,153) $ (8,854) $  1,987 $  2,735  $(1,733) $(2,887)
                         ========  ========  ========  ======== ========  =======  =======

                                                          AS OF MARCH 31, 1996
                                                         -----------------------
                                                          ACTUAL  AS ADJUSTED(2)
                                                         -------- --------------
                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
 Total assets..........................................  $375,678    $375,678
 Total debt............................................   253,290      34,222
 Total shareholders' equity............................    82,603     302,233

                                                                   THREE MONTHS
                                  YEAR ENDED DECEMBER 31,         ENDED MARCH 31,
                          --------------------------------------- ---------------
                           1991    1992    1993   1994(1) 1995(1)  1995    1996
                          ------- ------- ------- ------- ------- ------- -------
                                    (IN THOUSANDS, EXCEPT WHERE NOTED)
OTHER DATA (FOR OR AT
 END OF PERIODS):
 Capital expenditures...  $ 7,699 $ 3,117 $13,426 $ 9,940 $28,459 $ 6,877 $ 7,860
 Depreciation and
  amortization..........   12,780  11,596  13,143  14,781  20,851   4,774   5,437
 Computer processing
  capacity (in MIPS)....      112     123     185     280     396     280     396
 Number of individuals
  in database...........  132,839 130,122 138,709 146,276 146,579 143,156 143,770
 Number of households in
  database..............   92,268  92,362  92,859  95,130  94,958  95,465  95,770

- --------
(1) In 1994, the Company purchased Customer Insight Company for approximately $20.0 million. In 1995, an affiliate of R.R. Donnelley acquired International Communication & Data Plc for approximately $15.3 million. See Notes 1 and 14 of Notes to Consolidated and Combined Financial Statements of Metromail.
(2) Adjusted to give effect to the Offering being consummated and the assumed net proceeds of the Offering together with, to the extent necessary, borrowings under a bank credit facility to be entered into by the Company prior to consummation of the Offering being applied, as of March 31, 1996, to the repayment of the debt and advances due to R.R. Donnelley and its subsidiaries. See "Use of Proceeds."

                          SUMMARY UNAUDITED PRO FORMA
               CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

  The unaudited pro forma consolidated and combined statements of operations for the year ended December 31, 1995 and the three months ended March 31, 1996 set forth below illustrate: (i) the effects of the historical estimated results of operations (under the Company's accounting policies) of International Communication & Data Plc ("ICD") for the period from January 1, 1995 to April 30, 1995, the date on which ICD was acquired by an affiliate of the Company;
(ii) the estimated net operating effects resulting from the Company being a public entity, which include pricing of certain services the Company will provide to and receive from R.R. Donnelley after the Offering under certain intercompany agreements, as well as other incremental public company expenses; and (iii) the Offering being consummated and the assumed net proceeds therefrom together with, to the extent necessary, borrowings under a bank credit facility to be entered into by the Company prior to consummation of the Offering being used to repay the debt and advances owed to R.R. Donnelley and its subsidiaries at January 1, 1995, resulting in (a) the elimination of interest expense associated with the debt and advances owed to R.R. Donnelley and its subsidiaries and (b) additional interest expense related to borrowings under such bank credit facility described in clause (a) and to finance operating and investing activities in 1995 and in the first three months of 1996.

  The pro forma adjustments are based on available information and upon certain assumptions the Company believes are reasonable. The pro forma statements of operations do not purport to represent what the Company's results of operations would actually have been or to project the Company's results of operations for any future period.

                                                             THREE MONTHS
                                         YEAR ENDED              ENDED
                                      DECEMBER 31, 1995     MARCH 31, 1996
                                      ------------------    ----------------
                                                    AS                   AS
                                       ACTUAL   ADJUSTED(1) ACTUAL  ADJUSTED(1)
                                      --------  --------    -------  -------
                                       (IN THOUSANDS, EXCEPT PER SHARE
                                                    DATA)
Direct marketing sales..............  $189,713  $194,768    $41,894  $41,894
Reference sales.....................    47,474    47,474     12,475   12,475
                                      --------  --------    -------  -------
 Total net sales....................   237,187   242,242     54,369   54,369
Database and production costs (2)...   134,361   135,197     33,606   33,431
Amortization of goodwill............     7,446     7,571      1,889    1,889
Selling expenses (2)................    45,913    47,407     11,821   11,946
General and administrative expenses
 (2)................................    16,645    20,183      4,909    5,409
Provisions for doubtful accounts....     2,180     2,281        419      419
                                      --------  --------    -------  -------
 Earnings (loss) from operations....    30,642    29,603      1,725    1,275
Interest expense--related party.....    21,329       --       5,345      --
Interest expense....................        80       814         60      456
Other expense (income)--net.........       (87)      (87)        (5)      (5)
                                      --------  --------    -------  -------
 Earnings (loss) before income
  taxes.............................     9,320    28,876     (3,675)     824
Income taxes........................     6,585    14,485       (788)   1,030
                                      --------  --------    -------  -------
 Net income (loss)..................  $  2,735  $ 14,391    $(2,887) $  (205)
                                      ========  ========    =======  =======
 Pro forma net income (loss) per
  share (3).........................            $    .70             $  (.01)
                                                ========             =======

- --------
(1) For a detailed description of the adjustments to these unaudited pro forma consolidated and combined statements of operations, see "Unaudited Pro Forma Financial Information."
(2) The costs for retiree medical benefits for all Company employees have been reported in the Company's historical results of operations. R.R. Donnelley has agreed upon consummation of the Offering to assume liability related to 122 retired and 93 current employees of the Company who met the eligibility requirements (55 years of age and 10 years of service) for those benefits. Earnings from operations reflect the inclusion of $0.7 million of retiree medical costs associated with these employees for the year ended December 31, 1995 and $0.175 million of such costs for the three months ended March 31, 1996. The costs paid by R.R. Donnelley will not affect the cash flows of the Company; however, applicable accounting principles require the Company to recognize such costs as incurred and apply all R.R. Donnelley payments in respect of such costs to additional paid-in capital.
(3) Pro forma net income (loss) per share is computed by dividing pro forma net income (loss) for the year ended December 31, 1995 and the three months ended March 31, 1996 by the pro forma weighted average shares outstanding during such periods of 20,600,000.

                     RECENT UNAUDITED RESULTS OF OPERATIONS

  The following table sets forth a summary of certain unaudited results of operations of Metromail for the months ended April 30, 1995 and 1996. The unaudited results of operations for the month ended April 30, 1996 set forth below are not necessarily indicative of results that may be expected for the full year.

                                                                  MONTH ENDED
                                                                   APRIL 30,
                                                                ----------------
                                                                 1995     1996
                                                                -------  -------
                                                                (IN THOUSANDS)
   Total net sales............................................. $16,026  $26,014
   Earnings from operations....................................   1,016    2,412
   Net income (loss)...........................................    (616)      81

  Total net sales for the month ended April 30, 1996 increased 63.0% to $26.0 million from $16.0 million for the month ended April 30, 1995. This $10.0 million increase reflected growth across all areas and the inclusion of the operating results of International Communication & Data Plc, which was acquired by an affiliate of R.R. Donnelley in May 1995. Management expects the Company's earnings from operations for the three-month period ending June 30, 1996 to be below earnings from operations for the comparable period in 1995 ($10.5 million), but higher than earnings from operations for the three-month period ended March 31, 1996 ($1.7 million). The Company's operating earnings for the second quarter of 1995 benefited, in an amount estimated at $2.0 million, from the deferral of expenses from the second quarter to the second half of the year as part of a company-wide expense-reduction initiative during the second quarter.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered hereby.

REGULATION OF DATA COLLECTION AND THE DIRECT MARKETING INDUSTRY

  The Company's business involves the collection of consumer data and the distribution of information about consumers to direct marketers. Growing concerns about individual privacy and the collection, distribution and use of information about individuals have led to self-regulation of such practices by the direct marketing industry through guidelines suggested by the Direct Marketing Association, the leading trade association of direct marketers (the "DMA"), and to increased federal and state regulation. See "Business-- Regulation." To date, the guidelines suggested by the DMA, including procedures permitting individuals who do not wish to receive direct marketing mail or telephone calls to "opt out," and the federal and state regulation of the collection, distribution or use of information about individuals or of the direct marketers or their activities have not had a material adverse effect on the Company or, in the Company's opinion, on the direct marketing industry.

  Two bills relating to the use of data were introduced in the United States Congress in May, 1996. One bill, titled the Children's Privacy Protection and Parental Empowerment Act, if enacted, would, among other things, prohibit list brokers (including the Company) from knowingly selling or purchasing personal information (defined to include name, address and telephone number) about a child (defined to be a person under 16) without the written consent of a parent of that child or knowingly failing to comply with the request of a parent to disclose the source of personal information about that parent's child, to disclose all information that has been sold by that list broker about that child and to disclose the identity of all persons to whom personal information about that child has been disclosed. The Company is unable to estimate with any degree of certainty the impact the bill, if enacted in its current form, would have on its revenues or earnings, but such bill, if enacted in its current form, could have a material adverse effect on the Company's business, operating results or financial condition until the direct marketing industry adapts its practices as required to place it in compliance with the new requirements. If the bill passes in its current form, the Company believes that it would take some period of time for requisite parental consents to be sought and obtained or, alternatively, for the direct marketing industry to develop statistical analyses to forecast the presence of children at a particular address, if that information were not otherwise available. Until the industry assures itself of the effectiveness of such different analyses, the Company could experience fewer requests for direct marketing services from clients targeting households with children, which would result in a loss of revenue for the Company. A second bill, titled the Database Investment and Antipiracy Act of 1996, if enacted, would, among other things, have the effect of reversing a United States Supreme Court decision that the "white pages" are in the public domain. Because the "white pages" are the Company's primary source of names, addresses and telephone numbers for use both in its direct marketing and reference services, such bill, if enacted, would enable telephone companies either to refuse to make such data available or to charge for its use, and the Company's data collection costs would likely increase. The Company is unable to estimate with any degree of certainty the impact on the Company's revenues of enactment of such bill. The Company believes that if it were required to pay telephone companies for "white pages" data, it would be able to pass a significant portion of such increased costs on to its clients, because its competitors would also likely be incurring additional data collection costs.

  No assurance can be given that the DMA will not adopt additional guidelines that, although not legally binding, would be adhered to by the direct marketing industry, or that additional federal or state laws or regulations (including the two bills introduced in May) will not be enacted, and no assurance can be given that any such guidelines, laws or regulations (including further implementation of "opt out" requirements or implementation of "opt in" requirements where individuals must consent to the receipt of direct marketing materials) will not have the effect of materially increasing the cost to the Company of collecting certain kinds of information, preclude the use by direct marketers of information that the Company could lawfully collect or otherwise have a material adverse effect on the Company's business, operating results or financial condition.

  Because of the possibility of increased regulation brought on by privacy concerns, the Company has begun collecting certain data directly from individuals, who agree that the data supplied by them may be used for direct marketing and other purposes. See "Business--Metromail's Database." The Company believes that it is unlikely that future regulations will seek to restrict the use by direct marketers of self-reported data, although no assurance to that effect can be given. Although the Company intends to continue to pursue actively the collection of self-reported data, the percentage of data in the Company's current database that constitutes self-reported data is relatively small.

REGULATION OF REFERENCE SERVICES

  The Company is not aware of any generally accepted industry guidelines for the use of information on individuals in connection with the Company's reference services. The Company has adopted its own privacy principles for its reference services. See "Business--Metromail's Database."

  Certain of the reference services provided by the Company to certain credit card issuers and their member banks are subject to the Fair Credit Reporting Act ("FCRA"). Legislation has been introduced in Congress seeking to amend the FCRA to provide consumers with easier access to their credit reports, facilitate the correction of errors in reports and address the issue of "prescreening," a procedure used in some direct marketing programs. The Company does not believe that enactment of any of these bills, as currently drafted, would have a material adverse impact on the Company, although it is possible that some of the Company's clients could be negatively impacted.

  No assurance can be given that industry guidelines for the use of information on individuals in connection with the Company's reference services will not be adopted or that additional federal or state laws or regulations, or amendments to the FCRA different than those currently pending, will not be enacted, and no assurance can be given that any such guidelines, laws or regulations will not have a material adverse effect on the Company's business, operating results or financial condition.

ABSENCE OF LONG-TERM CONTRACTS; LACK OF PREDICTABILITY OF SALES; FLUCTUATIONS IN OPERATING RESULTS

  The Company's sales, particularly with respect to its direct marketing products, are generally not derived from long-term contracts. Therefore, the Company must continually engage in sales efforts and must be prepared to adjust its pricing terms to meet competition. Although the Company lacks long-term contracts, the Company has had a continuing business relationship with each of its top 25 clients in 1995 for five or more years. Net sales to the top 25 clients accounted for 34.9%, 33.7% and 28.9% of total net sales in 1993, 1994 and 1995, respectively.

  The Company's net sales are affected by a number of seasonal characteristics and other factors. The primary factors affecting the sales of the Company's direct marketing services are the timing and extent of the direct marketing activities of the Company's clients. These activities are influenced by general factors, such as postal rates, paper prices and overall economic conditions, and by factors specific to a client, such as the client's advertising budget and choice of advertising media. The Company's net sales can also be affected by the availability of new or updated data. Thus, if the Company does not update its database as quickly as do its competitors, the Company's net sales could be adversely affected.

  The potential unpredictability of the Company's net sales can lead to fluctuations in quarterly and annual operating results, especially because many expenses are incurred by the Company ratably throughout the year. In addition, the expenses associated with acquiring data, and the timing of acquisitions and the costs and expenses associated therewith, might also affect operating results. The Company's net sales have historically been somewhat seasonal, with a higher percentage of net sales being achieved in the second half of a given year. In 1993, 1994 and 1995, total net sales of the Company during the second half of the year constituted 56.2%, 56.3% and 55.3%, respectively, of total net sales for the year. The Company's software sales are also seasonal. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

NET LOSSES IN 1991, 1992 AND 1993 AND IN CERTAIN QUARTERS

  The Company experienced net losses for the years ended December 31, 1991, 1992 and 1993 and for certain quarters in the past three years, including the quarter ended March 31, 1996. See "Selected Consolidated and Combined Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results." In each such period, however, the Company had earnings from operations, and the net losses resulted primarily from interest expense incurred by the Company with respect to debt and advances owed to R.R. Donnelley or a subsidiary of R.R. Donnelley. The Company expects interest expense to be substantially decreased upon consummation of the Offering and the application of the net proceeds therefrom together with, to the extent necessary, borrowings under a bank credit facility to be entered into by the Company upon consummation of the Offering to the repayment of the debt and advances owed to R.R. Donnelley and its subsidiaries. See "Use of Proceeds" and Note 11 of Notes to Consolidated and Combined Financial Statements of Metromail.

COMPETITION

  The markets in which the Company competes are highly competitive and fragmented. The Company's direct marketing services compete with several large national companies that offer many of the same services as the Company. These competitors include Acxiom Corporation; Database America Information Services, Inc.; Direct Marketing Technology Inc.; Donnelley Marketing, Inc. (a privately held company that is unaffiliated with R.R. Donnelley); Harte-Hanks Communications, Inc.; May & Speh, Inc.; Neodata, Inc.; R.L. Polk and Company; and TRW Information Systems and Services. The Company also competes with numerous smaller companies, many of which provide only some of the direct marketing services provided by the Company or focus on providing information with respect to a particular industry or with respect to consumers in a particular geographic region. Although the Company believes that its competitive strengths enable it to compete effectively with its current competitors, there can be no assurance that other companies, some of which may have greater resources or better sources of data than the Company, will not begin competing with respect to one or more of the direct marketing services provided by the Company.

  The Company's reference services also face intense competition. The Company's National Directory Assistance service competes with Acxiom Corporation and with local telephone companies in the regions where such companies provide local telephone service. The Company's MetroNet service competes with CDB Infotek Inc., Computer Graphics and First Data Corporation. The Company's Cole directories publishing service competes with R.L. Polk and Company in many of the geographic areas for which the Company publishes directories. In addition, certain of the information the Company currently offers in connection with its reference services is increasingly available to computer users, at little or no cost, over public on-line sources. Although the Company believes that the quality and scope of its reference services enable it to compete effectively with its current competitors, there can be no assurance that other companies having greater resources than the Company, such as major telecommunication companies, will not begin competing with the reference services offered by the Company. There can be no assurance that a significant increase in the availability of certain of the information contained in the Company's reference services over public on-line sources will not have a material adverse effect on the Company's business, operating results or financial condition. See "Business--Competition."

TECHNOLOGICAL CHANGES

  The Company's ability to compete successfully is dependent in part on the time it takes for the Company to input collected information into its database and produce the information desired by its clients and the costs of doing so. The Company believes that its data input procedures and computer resources, as well as the redesign of the file structure of its database that is nearing completion and implementation, will allow the Company to continue to compete effectively in this area. See "Business--Technology." The Company's future success is dependent on its ability to keep pace with technological improvements in this area. If the Company is unable to do so, the Company's business, operating results or financial condition could be materially adversely affected.

  The market for the marketing database software that the Company licenses to third parties is characterized by rapid technological change. The introduction by competitors of products embodying new technologies could render the Company's existing products obsolete and unmarketable. The Company's future success will depend upon its ability to enhance its current products and to develop and introduce new products and services on a timely basis that keep pace with technological developments and address the increasingly sophisticated needs of its clients. There can be no assurance that the Company will be successful in developing and marketing product enhancements or new products that respond to technological change, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products or that the Company's new products and enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. If the Company is unable, for technological or other reasons, to develop and introduce new products or enhancements of existing products in a timely manner in response to changing market conditions or customer requirements, the Company's business, operating results or financial condition could be materially adversely affected.

LITIGATION AND GOVERNMENT INQUIRIES WITH RESPECT TO USE OF DATA

  In 1993, the Company purchased the assets of Computerized Marketing Technologies, Inc. and affiliated companies ("CMT") relating to a database created through the use of questionnaires distributed to consumers. Following this purchase, the Company continued CMT's practice of contracting with Computerized Image & Data Systems, Inc. ("CIDS") for CIDS to provide data input services with respect to completed surveys. CIDS had been subcontracting a portion of these services to a correctional facility maintained by the State of Texas. This facility was a major supplier of data input services to the State of Texas, including services with respect to voter registration and drivers' license records, and according to CIDS, was selected as a subcontractor, in part, because of the procedures followed by the facility to safeguard the information made available to the prisoners. In June 1994, the Company became aware of a report that a woman in Ohio, who apparently had completed a Company survey, had received a letter purporting to contain sexually explicit language from a convicted rapist held in the facility that provided data input services. Immediately after becoming aware of this report, the Company requested the third party to terminate its subcontract with the facility. On April 18, 1996, a complaint was filed in the District Court of Travis County, Texas against the Company, R.R. Donnelley, CIDS, the Texas Department of Criminal Justice, the executive director of the Texas Department of Criminal Justice and the chairman of the Texas Board of Criminal Justice by the woman who allegedly had received the letter. The complaint alleges the following causes of action against the Company and R.R. Donnelley and certain of the other defendants: (1) defendants' conduct represented an intentional or reckless disregard of plaintiffs' safety; (2) the conduct of the Company, R.R. Donnelley and CIDS in inducing plaintiffs to provide information without disclosing to plaintiffs that such information would be provided to convicted felons constituted fraud; (3) defendants have been unjustly enriched by their actions; (4) defendants' conduct resulted in the invasion of plaintiffs' privacy; (5) defendants' conduct resulted in the infliction of severe emotional distress upon plaintiffs; and (6) defendants were grossly negligent in entrusting plaintiffs' information to convicted felons. In addition, the complaint alleged two causes of action solely against the Texas Department of Criminal Justice and the two state officials. The complaint seeks restitution, actual and exemplary damages in an unspecified amount and injunctive relief on behalf of the named plaintiff and a purported class consisting of all persons who completed Company surveys and whose completed surveys were processed by inmates in the Texas prison system from January 1, 1993 to the present time. The Company is not yet able to determine the number of persons comprising the purported class but believes the number of persons who completed surveys in this period and whose surveys were processed by such inmates could exceed 1.3 million. The Company intends to defend vigorously this suit. The Company has removed the case to the United States District Court for the Western District of Texas and has filed a motion to dismiss all counts against it. If the motion is not granted, the Company intends to challenge certification of the class, and the Company believes that if such challenge is successful, this litigation would not have a material adverse effect on the Company. However, because this litigation is in its early stages, it is not possible to make a meaningful determination of the ultimate outcome or to make an estimate of the loss, if any, should the outcome be unfavorable. The Company has made a preliminary estimate that its costs of litigating the case will be $1.5 million. R.R. Donnelley has agreed to pay the legal fees and expenses incurred by the Company in defending this case, but the Company would be responsible for any other amounts payable by it as a result of this case. Because of R.R. Donnelley's agreement to pay such fees and expenses, such legal fees and expenses will not affect the Company's cash flows; however, applicable accounting principles require the Company to recognize such fees and expenses as incurred and apply all payments by R.R. Donnelley in respect of such fees and expenses to additional paid-in capital. No assurances can be given that the costs of litigating this case will not exceed $1.5 million or that this litigation will not result in a material adverse effect on the Company's business, operating results or financial condition.

  In 1995, the Company settled two lawsuits filed against it which involved allegations that it had improperly used certain voter registration information. One lawsuit involved a complaint filed against the Company in 1992 by Aristotle Industries, Inc., a company that publishes and sells political and election-related information products. The other lawsuit involved a purported class action. In addition, during the last two years, the Company has held discussions with several federal and state government agencies concerning its alleged misuse of voter registration data and its use of telephone surveys to confirm certain information derived from such voter registration data. No action has been taken against the Company by any government agency with respect to such matters, and the Company currently has no reason to believe that any such action will be taken against it. See "Business--Litigation; Government Inquiries." No assurance can be given, however, that actions will not be taken against the Company by one or more government agencies or that further actions will not be filed against the Company with respect to its use of voter registration data.

  In 1995, following a demand on the Board of Directors of R.R. Donnelley, currently the sole stockholder of the Company, from John Aristotle Phillips, founder and president of Aristotle Industries, Inc. and a stockholder of R.R. Donnelley, a special committee of independent directors of R.R. Donnelley, assisted by independent counsel, conducted a review of certain allegations made by Mr. Phillips. In particular, the committee investigated, among other things, allegations that (i) the Company had illegally used data derived from certain state voter files to augment its commercial database; (ii) the Company may have made improper use of driver's license, credit or U.S. Postal Service data;
(iii) the Company had improperly used misleading consumer surveys; (iv) the Company had inadequate internal controls to ensure compliance with laws and regulations applicable to its business; and (v) the Company engaged in a cover-up of illegal conduct. The committee reported its findings and recommendations to the full Board of Directors of R.R. Donnelley in July, 1995. The committee concluded that, while application of the relevant state statutes and regulations to the Company's past conduct is far from clear, the Company did not intentionally violate any of those states' laws governing the use of voter or driver data. Nor did the committee find any evidence that the Company was violating any laws relating to credit or postal data. The committee also concluded that the Company had not engaged in a cover-up of any illegal conduct with respect to such data. The committee did conclude that the Company lacked effective management procedures and adequate controls on the acquisition and use of data and that it had used inappropriate consumer survey techniques to verify the validity of data acquired from third party sources.

  During the course of the review and in response to the recommendations of the committee, the Company has taken a number of steps designed to reduce the likelihood of future claims and to improve the Company's data collection procedures. Among these steps were the following: (i) the Company removed from its commercial databases all data identified as having been derived, directly or indirectly, from voter registration records, whether or not the state in question restricts the use of such data, and took steps to provide database updates to ensure that clients were not using Company-supplied lists generated from or including voter data (the Company has subsequently included in its database certain data derived from voter registration information purchased by it from Aristotle Industries, Inc.); (ii) the Company conducted a thorough review of its use of data derived from state driver's license and real estate files and following such review removed certain data from its database to ensure that all such use is in compliance with applicable state and federal laws; and (iii) the Company suspended use of telephone surveys to verify the accuracy of age or other data. For a discussion of state and federal laws applicable to the collection, use and transfer of information about individuals, see "Business--Regulation." The Company has also taken a number of steps to better ensure that its future acquisition and use of data complies with applicable laws, regulations and fair information practices. These include the following: (1) the Company established a new Fair Information Practices Group responsible for monitoring the acquisition, handling and use of data; (2) the Company established a procedure for pre-acquisition legal review of all new data; (3) the Company instituted procedures for periodic review of existing data to ensure that use of such data continues to comply with new or changed laws and regulations; and (4) the Company's Fair Information Practices Group was directed to develop improved procedures for data validation and the secure storage of information, establish improved testing procedures to ensure the validity of data from new and existing sources, develop training programs for Company employees to ensure that they are fully versed in data security and ethical business practices and institute procedures to audit its clients' use of the Company's data. Since the institution of these procedures, the Company is aware of one instance in which Company employees fulfilling a telephone order failed to adhere to its procedures. In that instance, a Los Angeles television reporter placed a telephone order for a list of households with children. The request was made on behalf of a fictitious business for delivery of the list C.O.D. to an address in the Los Angeles area. The order was filled by the Company without verifying the identity of the person or entity making the request or confirming the marketing purpose for which the list was being ordered, and the list furnished included exact ages and gender of children in the households. The Company's policies require evidence of marketing use for lists furnished and prohibit the furnishing of exact ages of children, and a DMA guideline indicates that list compilers should make every effort to establish the exact nature of the list's intended use prior to each sale of the list. The DMA has informed the Company that it believes the Company's action in this instance did not conform with such guideline. As a result of this instance, which has received media attention, additional employee training on the Company's policies is being undertaken. Further procedures also have been adopted to prevent a reoccurrence, including: requiring telephone sales representatives to verify the name, address and phone number of a caller against the Company's database; prohibiting the acceptance of C.O.D. orders; and requiring execution by all customers of standard terms and conditions relating to use of lists. The Company has discussed these further procedures with the DMA and the Company believes that the DMA is satisfied with them and will take no further action against it with regard to this instance.

  The Company believes that it has lawfully acquired the data contained in its database and is using it in a lawful manner. No assurances can be given that claims will not be brought against it with respect to data which has been or is now included in its database or that such claims would not result in a material adverse effect on the Company's business, operating results or financial condition.

  The Company is aware that Mr. Phillips has contacted a number of legislators and government agencies with the intent of instigating government investigations into the data collection and use practices of the Company. The Company has had discussions with a number of governmental agencies concerning these contacts. Based on these discussions, the Company does not believe that it is currently the subject of any investigation. Mr. Phillips has also given numerous interviews with the press and issued a number of press releases about the Company which the Company believes were designed to generate adverse publicity about the Company. Mr. Phillips has also filed a complaint with the DMA's Committee on Ethical Practice in which he alleges that certain of the Company's reference products and services violate the DMA Guidelines for Ethical Business Practices. The Company, which received a copy of the complaint in late March 1996, has responded to the complaint and has been informed by the DMA that it has "closed the case." Mr. Phillips has also been involved with others in a campaign which is seeking legislation or regulations to ban the commercial sale of personal information regarding minors and urging individuals to call the Company to have information on their families removed from the Company's database and has also raised the possibility that the campaign could include a boycott against the clients or suppliers of the Company. No assurance can be given that Mr. Phillips or others will cease these efforts or that governmental investigations or regulation or adverse publicity or other actions that adversely affect the Company's business, operating results or financial condition will not result from these efforts.

  The Company is aware of law suits brought by individuals against others in which such individuals, relying on state statutes, common law or constitutional privacy doctrines, have asserted ownership of personal identifying information, such as their names, and requested compensation for inclusion of their names in solicitation lists. The Company is not aware of any such suits that have been successful. The Company is unable to predict, however, what future success plaintiffs in such suits will have and whether such suits will impact the Company's business.

DEPENDENCE ON PROPRIETARY INFORMATION

  The Company's success is in large part dependent upon its proprietary information and technology. The Company relies on a combination of copyright, trade secret and contract protection to establish and protect its proprietary rights in its products and technology. The Company generally enters into confidentiality agreements with its management and technical staff and limits access to and distribution of its proprietary information. The Company also has implemented a number of procedures and controls designed to prohibit unauthorized access to the Company's computerized database. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary rights or information or independent third party development of substantially similar products and technology. Although the Company believes that its products and technology do not infringe any proprietary rights of others, the growing use of copyrights and patents to protect proprietary rights has increased the risk that third parties will increasingly assert claims of infringement in the future. See "Business--Proprietary Information."

RISK OF LOSS OF DATA CENTERS OR INTERRUPTION OF TELECOMMUNICATIONS SERVICES

  The Company's operations are dependent on its ability to protect its data centers in Lombard, Illinois and Lincoln, Nebraska against damage from fire, power loss, telecommunications failure or similar event. The Company has taken precautions to protect itself from events that could interrupt its operations, including off-site storage of back-up data, contractual arrangements for back-up facilities with a leading disaster recovery services company, Halon fire compression systems in the data centers (which are designed to extinguish a fire without damaging computer equipment) and, in the case of the Lombard data center, access to two separate electrical power grids. No assurance can be given that such precautions will be adequate, and operations may still be interrupted, even for extended periods. In addition, the on-line services provided by the Company are dependent on telecommunications links to the regional Bell operating companies for which the Company currently has no back-up, although the Company is currently evaluating various back-up options. Any damage to either data center or any failure of the Company's telecommunication links that causes interruptions in the Company's operations could have a material adverse effect on the Company's business, operating results or financial condition. The Company's property and business interruption insurance may not be adequate to compensate the Company for all losses that may occur. See "Business--Technology."

POSTAL RATES AND PAPER PRICES

  The direct marketing activity of the Company's clients can be affected by postal rate changes, especially postal rate increases that are imposed without sufficient notice to allow clients to adjust their marketing budgets. Increases in postal rates may lead to fewer mailings of direct marketing materials or to mailings to fewer addresses or to mailings by a client only to its previous customers and not to a list of prospects, with a corresponding decline in the need for certain of the direct marketing services of the type provided by the Company. Increased rates can also lead to pressure on the Company to reduce prices for its products and services to offset the postal rate increase. However, increased mailing costs can cause direct marketers to desire to target their mailings more carefully, which can result in increased demand for list development and list enhancement services of the type provided by the Company. Known or anticipated future postal rate increases may also affect direct marketing activity by causing direct marketers to accelerate mailings of direct marketing materials to a time before the increase becomes effective.

  The price of paper can also impact the direct marketing activity of certain of the Company's clients, especially catalogers. In a period of rising paper prices, catalogers may mail fewer catalogs or may mail to fewer addresses, with a corresponding decline in the need for list enhancement and lettershop services of the type provided by the Company. In addition, clients may aggressively seek price reductions for the services offered by the Company to offset increased material costs. Although the price of paper can also impact the profitability of the Company's printed Cole directories, as the Company might not be able to pass on the full amount of increased costs of producing the directories to its clients, the Company does not expect that any such impact would have a material adverse effect on the Company's business, operating results or financial condition.

GROWTH THROUGH ACQUISITIONS AND NEW PRODUCTS

  The Company's business strategy includes growth through acquisitions of proprietary information and of distribution channels and businesses complementary to the Company's business. The Company has made a number of acquisitions in the past and believes that it has been successful in integrating the acquired assets and businesses into the Company's operations. There can be no assurance, however, that future acquisitions will be consummated on acceptable terms or that any acquired assets or business will be successfully integrated into the Company's operations. The Company may use Common Stock or Preferred Stock (which could result in dilution to the purchasers of Common Stock in the Offering) or may incur indebtedness or use a combination of stock and indebtedness for all or a portion of the consideration to be paid in future acquisitions. While the Company continuously evaluates acquisition opportunities, it has no current commitments or agreements with respect to any material acquisitions.

  The Company's business strategy also includes growth through the introduction of new products or services that leverage the information contained in the Company's database. There can be no assurance that new products or services introduced by the Company will achieve acceptance.

DEPENDENCE ON KEY PERSONNEL

  The Company's performance depends in large part on the continued service of its key technical, sales and management personnel and on its ability to continue to attract, retain and motivate highly qualified personnel, especially its management and highly skilled software personnel. Competition for such personnel is intense, and the process of locating key personnel with the combination of skills and attributes required to execute the Company's strategy is often lengthy. There can be no assurance that the Company will be able to attract or retain such personnel in the future, and the inability to do so could have a material adverse effect upon the Company's business, operating results or financial condition. See "Business--Employees" and "Management."

ABSENCE OF PRIOR PUBLIC TRADING MARKET; DETERMINATION OF OFFERING PRICE

  Prior to the Offering, there has been no public market for the Common Stock. Although the Common Stock has been approved for listing on the NYSE, subject to official notice of issuance, there can be no assurance that an active public market will develop for the Common Stock or that, if such a market develops, the market price will equal or exceed the initial public offering price set forth on the cover page of this Prospectus. For a discussion of the factors that were considered in determining the initial public offering price, see "Underwriters." The prices at which the Common Stock trades after the Offering will be determined by the marketplace and may be influenced by many factors, including, among others, the Company's operating and financial performance, the depth and liquidity of the market for the Common Stock, future sales of Common Stock (or the perception thereof), investor perception of the Company and its prospects, developments in the regulation of the direct marketing industry, the Company's dividend policy and general economic and market conditions. See "Shares Eligible for Future Sale."

ANTITAKEOVER MATTERS

  The Company's Restated Certificate of Incorporation and By-laws contain certain provisions that may delay, defer or prevent a takeover of the Company. The Company's Board of Directors has the authority to issue up to 20,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"), and to determine the price, rights, preferences and restrictions, including voting rights, of these shares, without any further vote or action by the stockholders. The rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future. The Restated Certificate of Incorporation also provides for a classified board of directors, with three classes of directors, each class being elected for three-year, staggered terms, prohibits the removal of directors except for "cause" and prohibits stockholder action by written consent. In addition, the Company's By-laws include provisions establishing advance notice procedures with respect to stockholder proposals and director nominations and permits the calling of special stockholder meetings only by the Board of Directors, the Chairman or the President. The Company has elected (effective March 5, 1997) not to be governed by Section 203 of the General Corporation Law of the State of Delaware, which, if applicable, would impose a three-year moratorium on certain business combinations between the Company and an "interested stockholder" (in general, a stockholder owning 15% or more of the Company's outstanding voting stock). See "Description of Capital Stock and Corporate Charter."

PRINCIPAL STOCKHOLDER; POTENTIAL CONFLICTS OF INTEREST; POSSIBLE FUTURE SALES OF COMMON STOCK BY R.R. DONNELLEY

  The net proceeds of the Offering (estimated to be $219.6 million, assuming an initial public offering price of $19.50 per share and after deducting the estimated underwriting discount and offering expenses payable by the Company) will be used to repay a portion of the amounts owed to R.R. Donnelley and its subsidiaries, which as of March 31, 1996 totalled approximately $249.5 million. The Company anticipates repaying the remaining balance of the amounts owed to R.R. Donnelley and its subsidiaries upon closing of the Offering through borrowings under a $45 million bank credit facility the Company expects to enter into prior to such closing. See "Use of Proceeds." Upon completion of the Offering, R.R. Donnelley will hold approximately 41.7% of the outstanding Common Stock (approximately 38.4% if the U.S. Underwriters exercise their overallotment option in full). Consequently, R.R. Donnelley will be able to significantly influence such actions as the election of directors of the Company, the approval of matters submitted for stockholder approval or preventing a potential takeover (even if advantageous to the other stockholders). However, R.R. Donnelley will not have any rights or preferences as compared to any other stockholder of the Company, other than those it may have by reason of the number of shares of Common Stock it owns.

  Currently, three of the four members of the Board of Directors of the Company are officers of R.R. Donnelley, one of whom will cease being an officer of R.R. Donnelley upon completion of the Offering. The Company anticipates that, following the Offering, the Board of Directors will be increased to six members and two additional directors who are not affiliated with R.R. Donnelley or the Company will be elected by the Board of Directors to fill the vacancies.

  Prior to the Offering, the Company obtained certain services from, and provided certain services to, R.R. Donnelley, participated in a number of employee benefit plans maintained by R.R. Donnelley and was included as part of R.R. Donnelley's federal income and certain other tax returns. Prior to the completion of the Offering, the Company will enter into certain agreements with R.R. Donnelley relating to these matters. None of the agreements to be entered into by the Company with R.R. Donnelley resulted from "arm's length" negotiations. In addition, the Company did not retain separate counsel from that retained by R.R. Donnelley in negotiating such agreements. The Company believes, however, that the terms of such agreements are at least as favorable to it as could be obtained from unaffiliated parties for comparable services or arrangements. These agreements may be modified in the future and additional arrangements or transactions may be entered into between R.R. Donnelley and the Company. Any material modifications and any additional agreements or transactions will be subject to review and approval by the Board of Directors of the Company, acting pursuant to a special committee comprised of directors not otherwise affiliated with the Company or R.R. Donnelley. The Company intends that, insofar as a determination can objectively be made, each future agreement or transaction between R.R. Donnelley and the Company will be on terms at least as favorable to the Company as could be obtained from unaffiliated parties for comparable services or arrangements. Although the Company and R.R. Donnelley do not currently compete directly with one another in any material respect, there can be no assurance that they will not do so in the future. Any officer of R.R. Donnelley who serves as a director of the Company may have conflicts of interest in addressing business opportunities and strategies with respect to which the Company's and R.R. Donnelley's interests differ. Except with respect to agreements and transactions between the Company and R.R. Donnelley, the Company and R.R. Donnelley have not adopted any formal procedures designed to assure that conflicts of interest will not occur or to resolve any such conflicts that do occur. See "Relationship with R.R. Donnelley."

  Subject to the restrictions described below and to applicable law, after completion of the Offering, R.R. Donnelley may sell any and all of the shares of Common Stock then owned by it. No prediction can be made as to the effect, if any, that future sales of Common Stock, or the availability of Common Stock for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and the ability of the Company to raise capital by issuing its equity securities.

  R.R. Donnelley has agreed with the Underwriters, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, for a period of 180 days after the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated. Although R.R. Donnelley in the future may effect sales of Common Stock that would reduce its ownership interest in the Company, R.R. Donnelley has advised the Company it has no plans to do so. See "Relationship with R.R. Donnelley," "Shares Eligible for Future Sale" and "Underwriters."

DILUTION

  The purchasers of the shares of Common Stock offered hereby will experience an estimated immediate dilution of $17.20 per share. The per share purchase price of the Common Stock offered hereby will exceed the net tangible book value per share of the Common Stock immediately following the Offering. See "Dilution." The net tangible assets of the Company as of March 31, 1996 represent approximately 32.2% of the Company's total assets, which include a significant amount of goodwill and other intangible assets. See Note 6 of Notes to Consolidated and Combined Financial Statements of Metromail.

                                  THE COMPANY

  Metromail Corporation, a Delaware corporation ("Metromail" or the "Company"), was incorporated in 1979. It is a successor to several predecessor businesses, including a list development business that was started in 1946. The Company became a public company in 1984 and remained so until mid-1987 when it was acquired by R.R. Donnelley. Since R.R. Donnelley's acquisition of the Company, the Company has made several acquisitions, including the acquisition in 1994 of the assets of Customer Insight Company, a company that developed PC-based marketing oriented database solutions. Data by Design, a database marketing consulting service in the United Kingdom, and International Communication & Data Plc, a compiler of lists in the United Kingdom primarily through the use of surveys, were acquired by R.R. Donnelley in 1994 and 1995, respectively. The Company has managed these United Kingdom operations since their acquisition by R.R. Donnelley, with ownership being transferred to the Company in early 1996.

  The Company's executive offices are located at 360 East 22nd Street, Lombard, Illinois 60148 and its telephone number is (708) 620-3300. Its Internet address is http://www.cyberdirect.com/metromail.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 12,000,000 shares of Common Stock offered hereby are estimated to be approximately $219.6 million, assuming an initial public offering price of $19.50 per share and after deducting the estimated underwriting discount and offering expenses payable by the Company. The net proceeds will be used to repay a portion of the amounts owed by the Company to R.R. Donnelley or a subsidiary of R.R. Donnelley. As of March 31, 1996, the amounts owed to R.R. Donnelley and its subsidiary totalled approximately $249.5 million, comprised as follows: (i) approximately $160.0 million principal amount of and accrued interest on a promissory note due 1997 issued in 1987 to a subsidiary of R.R. Donnelley that bears interest at the rate of 9.75% per annum and becomes immediately due and payable upon the completion of the Offering; (ii) approximately $54.5 million principal amount of and accrued interest on a promissory note payable on demand to such subsidiary that bears interest at the prime rate per annum (8.5% as of March 31, 1996); and (iii) certain other intercompany obligations to R.R. Donnelley, which as of March 31, 1996 totalled approximately $35.0 million. The Company anticipates repaying the remaining balance of the amounts owed to R.R. Donnelley and its subsidiary through borrowings under a $45 million bank credit facility described below which it expects to enter into prior to consummation of the Offering. If, however, the net proceeds of the Offering are sufficient to pay all debt and advances owed to R.R. Donnelley and its subsidiary, any remaining net proceeds will be used, first, to repay debt owed by ICD under a revolving credit agreement that bears interest per annum at LIBOR plus 1/4% (6.35% as of March 31, 1996), which totalled approximately $3.8 million as of March 31, 1996, and, second, for general corporate purposes, including working capital. Pending such uses, the net proceeds of the Offering may be invested in short-term interest-bearing securities. See Notes 11 and 12 of Notes to Consolidated and Combined Financial Statements of Metromail.

  The Company expects to enter into a credit agreement with a syndicate of banks (the "Credit Agreement") under which it will be entitled to borrow up to $45 million on a revolving credit basis after certain conditions precedent are satisfied, including without limitation the consummation of the Offering. Borrowings under the Credit Agreement will mature in five years and will bear interest (i) at the prime rate announced by the bank acting as agent for the syndicate, (ii) at the applicable LIBOR rate plus, depending on the Company's leverage ratio and fixed charge coverage ratio, up to 42.5 basis points per annum, or (iii) at a rate determined by competitive bidding. In addition, the Company will pay a facility fee of 10 to 15 basis points per annum, depending on the foregoing financial ratios. The Credit Agreement will contain certain covenants, including, among other things, requirements to maintain a minimum net worth, a leverage ratio and a fixed charge ratio and restrictions on liens, investments, sales of assets and transactions with affiliates.

                                 CAPITALIZATION

  The following table sets forth the short-term debt and advances and total capitalization of the Company (i) as of March 31, 1996 and (ii) pro forma as adjusted to give effect to the issuance and sale of 12,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $19.50 per share and the application of the estimated net proceeds therefrom together with, to the extent necessary, borrowings under a bank credit facility to be entered into by the Company upon consummation of the Offering to the repayment of the debt and advances owed to R.R. Donnelley and its subsidiaries. See "Use of Proceeds." This table should be read in conjunction with the Consolidated and Combined Financial Statements of Metromail and the Unaudited Pro Forma Financial Information and the related notes thereto appearing elsewhere in this Prospectus.

                                                              MARCH 31, 1996
                                                            -------------------
                                                                      PRO FORMA
                                                                         AS
                                                             ACTUAL   ADJUSTED
                                                            --------  ---------
                                                              (IN THOUSANDS)
Short-term debt and advances, primarily due to related
 party..................................................... $253,290  $    --
                                                            ========  ========
Long-term debt(1).......................................... $    --   $ 34,222
Shareholders' equity:
  Common Stock--Metromail, $.01 par value, 75,000,000
   shares authorized; 8,600,000 issued and
   outstanding and 20,600,000 shares issued
   and outstanding, as adjusted(2).........................       86       206
  Additional paid-in capital...............................  111,779   331,289
  Retained deficit.........................................  (29,262)  (29,262)
                                                            --------  --------
    Total shareholders' equity.............................   82,603   302,233
                                                            --------  --------
    Total capitalization................................... $ 82,603  $336,455
                                                            ========  ========

- --------
(1) The Company expects to establish a $45 million bank credit facility at the time of the closing of the Offering, which will be used to repay any remaining balance of debt and advances owed to R.R. Donnelley and its subsidiaries after application of the assumed net proceeds of the Offering. See "Use of Proceeds."
(2) Excludes 1,600,000 shares of Common Stock reserved for issuance under the Company's 1996 Stock Incentive Plan and 1996 Broad-Based Employee Stock Plan, including 34,000 shares of restricted Common Stock and options to purchase an aggregate of approximately 1,300,000 shares of Common Stock (at the initial public offering price set forth on the cover page of this Prospectus) that the Company expects to grant to employees in connection with the Offering. See "Management--Stock Plans," "Management--Employment Agreements" and Notes to Consolidated and Combined Financial Statements of Metromail.

                                DIVIDEND POLICY

  The Company currently intends to retain earnings to finance the growth of its business and therefore does not intend to pay any cash dividends for the foreseeable future. Payment of any cash dividends in the future will depend on the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors of the Company. Any credit facility entered into by the Company may contain restrictions on the Company's payment of cash dividends. The Company has not paid any cash dividends in the last two fiscal years.

                                    DILUTION

  The net tangible book value of the Company as of March 31, 1996 was $(172.2) million, or $(20.02) per share of Common Stock. See "Capitalization." Net tangible book value per share is equal to the Company's total tangible assets less total liabilities, divided by the total number of shares of Common Stock outstanding. After giving effect to the sale of the 12,000,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $19.50 per share (less the estimated underwriting discount and offering expenses payable by the Company) and the application of the estimated net proceeds therefrom as if such sale and application occurred on March 31, 1996, the pro forma as adjusted net tangible book value of the Company at such date would have been approximately $47.5 million or $2.30 per share. This represents an immediate increase in net tangible book value of $22.32 per share to R.R. Donnelley and an immediate dilution of $17.20 per share to the purchasers of shares of Common Stock in the Offering. "Dilution" per share is determined by subtracting pro forma net tangible book value per share from the amount paid for a share of Common Stock in the Offering. The following table illustrates this per share dilution:

      Assumed initial public offering price per share..........          $19.50
        Net tangible book value per share before the Offering.. $(20.02)
        Increase in net tangible book value per share
         attributable to the Offering..........................   22.32
                                                                -------
      Pro forma net tangible book value per share after giving
       effect to the Offering..................................            2.30
                                                                         ------
      Dilution per share to purchasers of Common Stock in the
       Offering................................................          $17.20
                                                                         ======

          SELECTED CONSOLIDATED AND COMBINED FINANCIAL AND OTHER DATA

  The following table sets forth selected historical and pro forma consolidated and combined financial and other data of the Company. Statement of operations data for each of the three years in the period ended December 31, 1995 and balance sheet data as of December 31, 1994 and 1995 have been derived from the audited consolidated and combined financial statements of the Company contained herein. Statement of operations data for the three month periods ended March 31, 1995 and 1996, respectively, and balance sheet data as of March 31, 1996 have been derived from the unaudited consolidated and combined financial statements of the Company contained herein. Statement of operations data for each of the two years in the period ended December 31, 1992, balance sheet data as of December 31, 1991, 1992 and 1993 and other data are derived from unaudited information. The unaudited financial data includes all adjustments that the Company considers necessary for a fair presentation of the consolidated and combined financial position and consolidated and combined results of operations for the periods reflected therein. The pro forma financial information set forth below includes adjustments based on available information and upon certain assumptions the Company believes are reasonable. The pro forma financial information set forth below does not purport to represent what the Company's results of operations or financial position would actually have been or to project the Company's results of operations or financial position for any future period.

  The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Financial Information" and Consolidated and Combined Financial Statements of Metromail and notes thereto included elsewhere in this Prospectus.

                                        YEAR ENDED DECEMBER 31,                       THREE MONTHS ENDED MARCH 31,
                         ---------------------------------------------------------    --------------------------------------
                                                                             AS                                    AS
                                            ACTUAL                        ADJUSTED          ACTUAL              ADJUSTED
                         -----------------------------------------------  --------    ----------------------    ------------
                           1991      1992      1993    1994(1)  1995(1)   1995(2)       1995         1996        1996(2)
                         --------  --------  --------  -------- --------  --------    ---------    ---------    ------------
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA AND WHERE NOTED)
STATEMENT OF OPERATIONS
 DATA:
 Direct marketing
  sales................. $114,871  $120,364  $127,683  $156,806 $189,713  $194,768    $  38,860    $  41,894    $  41,894
 Reference sales........   30,394    33,317    36,032    38,665   47,474    47,474       10,972       12,475       12,475
                         --------  --------  --------  -------- --------  --------    ---------    ---------    ---------
   Total net sales......  145,265   153,681   163,715   195,471  237,187   242,242       49,832       54,369       54,369
 Database and
  production costs......   88,945    86,184    95,016   108,806  134,361   135,197(3)    30,279(3)    33,606(3)    33,431 (3)
 Amortization of
  goodwill..............    6,054     6,054     6,054     6,608    7,446     7,571        1,790        1,889        1,889
 Selling expenses.......   26,211    26,252    29,625    37,107   45,913    47,407(3)    10,345(3)    11,821(3)    11,946 (3)
 General and
  administrative
  expenses..............   15,919    13,232    12,372    14,408   16,645    20,183(3)     3,898(3)     4,909(3)     5,409 (3)
 Provisions for
  doubtful accounts.....    1,584     1,798     1,959     1,848    2,180     2,281          425          419          419
                         --------  --------  --------  -------- --------  --------    ---------    ---------    ---------
   Earnings (loss) from
    operations..........    6,552    20,161    18,689    26,694   30,642    29,603        3,095        1,725        1,275
 Interest expense--
  related party.........   22,898    21,337    22,112    18,999   21,329       --         4,968        5,345          --
 Interest expense.......      --        --        --        --        80       814          --            60          456
 Other expense
  (income)--net.........     (120)      (57)     (138)       24      (87)      (87)         (10)          (5)          (5)
                         --------  --------  --------  -------- --------  --------    ---------    ---------    ---------
   Earnings (loss)
    before income taxes.  (16,226)   (1,119)   (3,285)    7,671    9,320    28,876       (1,863)      (3,675)         824
 Income taxes...........   (4,069)    2,034     1,181     5,684    6,585    14,485         (130)        (788)       1,030
                         --------  --------  --------  -------- --------  --------    ---------    ---------    ---------
   Net income (loss)
    from operations
    before cumulative
    effect of accounting
    change..............  (12,157)   (3,153)   (4,466)    1,987    2,735    14,391       (1,733)      (2,887)        (205)
 Cumulative after-tax
  effect of change in
  accounting for post
  retirement benefits
  other than pensions...      --        --      4,388       --       --        --           --           --     --    --
                         --------  --------  --------  -------- --------  --------    ---------    ---------    ---------
   Net income (loss).... $(12,157) $ (3,153) $ (8,854) $  1,987 $  2,735  $ 14,391    $  (1,733)   $  (2,887)   $    (205)
                         ========  ========  ========  ======== ========  ========    =========    =========    =========
   Pro forma net income                                                   $    .70(4)                           $    (.01)(4)
    (loss) per share....                                                  ========                              =========
BALANCE SHEET DATA (AT
 END OF PERIODS):
 Total assets........... $291,707  $289,353  $293,691  $328,768 $378,721              $ 320,348    $ 375,678    $ 375,678
 Total debt.............  186,396   187,863   202,503   219,737  250,376                215,730      253,290       34,222
 Total shareholders'
  equity................   88,424    84,739    75,872    78,959   85,392                 77,226       82,603      302,233
OTHER DATA (FOR OR AT
 END OF PERIODS):
 Capital expenditures... $  7,699  $  3,117  $ 13,426  $  9,940 $ 28,459              $   6,877    $   7,860
 Depreciation and
  amortization..........   12,780    11,596    13,143    14,781   20,851                  4,774        5,437
 Computer processing
  capacity (in MIPS)....      112       123       185       280      396                    280          396
 Number of individuals
  in database...........  132,839   130,122   138,709   146,276  146,579                143,156      143,770
 Number of households
  in database...........   92,268    92,362    92,859    95,130   94,958                 95,465       95,770

- -------
(1) In 1994, the Company purchased Customer Insight Company for approximately $20.0 million. In 1995, an affiliate of R.R. Donnelley acquired International Communication & Data Plc for approximately $15.3 million. See Notes 1 and 14 of Notes to Consolidated and Combined Financial Statements of Metromail.
(2) For a detailed description of the adjustments to these unaudited pro forma consolidated and combined statements of operations and balance sheet, see "Unaudited Pro Forma Financial Information."
(3) The costs for retiree medical benefits for all Company employees have been reported in the Company's historical results of operations. R.R. Donnelley has agreed upon consummation of the Offering to assume liability related to 122 retired and 93 current employees of the Company who met the eligibility requirements (55 years of age and 10 years of service) for those benefits. Earnings from operations reflect the inclusion of $0.7 million of retiree medical costs associated with these employees for the year ended December 31, 1995 and $0.175 million for the three months ended March 31, 1996. The retiree medical costs paid by R.R. Donnelley will not affect the cash flows of the Company.
(4) Pro forma net income (loss) per share is computed by dividing pro forma net income (loss) for the year ended December 31, 1995 and the three months ended March 31, 1996 by the pro forma weighted average shares outstanding during such periods of 20,600,000.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

  The unaudited pro forma consolidated and combined statements of operations for the year ended December 31, 1995 and the three months ended March 31, 1996 set forth below illustrate: (i) the effects of the historical estimated results of operations (under the Company's accounting policies) of International Communication & Data Plc ("ICD") for the period from January 1, 1995 to April 30, 1995, the date on which ICD was acquired by an affiliate of the Company;
(ii) the estimated net operating effects resulting from the Company being a public entity, which include pricing of certain services the Company will provide to and receive from R.R. Donnelley after the Offering under certain intercompany agreements, as well as other incremental public company expenses; and (iii) the Offering being consummated and the assumed net proceeds therefrom together with, to the extent necessary, borrowings under a bank credit facility to be entered into by the Company prior to consummation of the Offering being used to repay the debt and advances owed to R.R. Donnelley and its subsidiaries at January 1, 1995, resulting in (a) the elimination of interest expense associated with the debt and advances owed to R.R. Donnelley and its subsidiaries and (b) additional interest expense related to borrowings under the facility described in clause (iii) and to finance operating and investing activities in 1995 and in the three months ended March 31, 1996. The pro forma adjustments are based on available information and upon certain assumptions the Company believes are reasonable. The pro forma consolidated and combined statements of operations do not purport to represent what the Company's results of operations would actually have been or to project the Company's results of operations for any future period.

  The unaudited pro forma consolidated and combined balance sheet as of March 31, 1996 set forth below illustrates the assumed net proceeds of the Offering and borrowings under the bank credit facility described above being used to repay the debt and advances due to R.R. Donnelley and its subsidiaries at March 31, 1996. The pro forma consolidated and combined balance sheet does not purport to represent what the Company's financial position would actually have been or to project the Company's financial position for any future date.

     UNAUDITED PRO FORMA CONSOLIDATED AND COMBINED STATEMENT OF OPERATIONS

                                        YEAR ENDED DECEMBER 31, 1995
                          ---------------------------------------------------------------
                                           ICD        OPERATING      CAPITAL
                                        OPERATING     STRUCTURE     STRUCTURE       AS
                           ACTUAL     ADJUSTMENTS(1) ADJUSTMENTS   ADJUSTMENTS   ADJUSTED
                          --------    -------------- -----------   -----------   --------
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Direct marketing sales..  $189,713        $5,055       $   --        $   --      $194,768
Reference sales.........    47,474           --            --            --        47,474
                          --------        ------       -------       -------     --------
  Total net sales.......   237,187         5,055           --            --       242,242
Database and production
 costs..................   134,361(2)      1,536          (700)(3)       --       135,197
Amortization of
 goodwill...............     7,446           125           --            --         7,571
Selling expenses........    45,913(2)        994           500 (4)       --        47,407
General and
 administrative
 expenses...............    16,645(2)      1,738         1,800 (5)       --        20,183
Provisions for doubtful
 accounts...............     2,180           101           --            --         2,281
                          --------        ------       -------       -------     --------
  Earnings from
   operations...........    30,642           561        (1,600)          --        29,603
Interest expense--
 related party..........    21,329           --            --        (21,329)(6)      --
Interest expense........        80           --            --            734 (6)      814
Other expense (income)--
 net....................       (87)          --            --            --           (87)
                          --------        ------       -------       -------     --------
  Earnings before income
   taxes................     9,320           561        (1,600)       20,595       28,876
Income taxes............     6,585           226(7)       (646)(7)     8,320 (7)   14,485
                          --------        ------       -------       -------     --------
  Net income ...........  $  2,735        $  335       $  (954)      $12,275     $ 14,391
                          ========        ======       =======       =======     ========
  Pro forma net income
   per share ...........                                                         $    .70 (8)
                                                                                 ========

- --------
(1) Represents the estimated results of operations of ICD from January 1, 1995 through April 30, 1995 under the Company's accounting policies, which provide for amortization of certain database assets over a shorter period than provided for by ICD prior to its acquisition by R.R. Donnelley. The amounts set forth for such results of operations were translated from British pounds into United States dollars using an average exchange rate of 1 to 1.56.
(2) The costs for retiree medical benefits for all Company employees have been reported in the Company's historical results of operations. R.R. Donnelley has agreed upon consummation of the Offering to assume liability related to 122 retired and 93 current employees of the Company who met the eligibility requirements (55 years of age and 10 years of service) for those benefits. Earnings from operations reflect the inclusion of $0.7 million of retiree medical costs associated with these employees for the year ended December 31, 1995.
(3) Represents the estimated amount of decreased database and production costs of $0.7 million resulting from the increased charges for computer services to be provided by Metromail to R.R. Donnelley after the Offering pursuant to a certain intercompany agreement.
(4) Represents the estimated amount of additional sales commissions of $0.5 million payable by the Company to R.R. Donnelley pursuant to a certain intercompany agreement relating to sales to clients of the Company that are also clients of R.R. Donnelley.
(5) Represents the estimated amount of $1.8 million for senior management, which includes amounts payable under employment agreements with new and existing senior management, and for administrative support functions associated with the Company being a public entity after the Offering. See "Management--Employment Agreements."

(6) Represents (i) the elimination of related-party interest expense as a result of the application of the assumed net proceeds of the Offering together with, to the extent necessary, borrowings under a bank credit facility to repay the debt and advances owed to R.R. Donnelley and its subsidiaries at January 1, 1995 and (ii) additional interest expense of $0.7 million related to borrowings under such facility described in clause
    (i) and to finance 1995 operating and investing activities. Interest expenses of $0.8 million reflects an interest rate of 6.12% on estimated weighted average borrowings of $13 million, primarily due to the acquisition of ICD in May 1995. Such interest rate was calculated in accordance with the terms of the bank credit facility the Company expects to enter into prior to the consummation of the Offering based on three-month LIBOR at June 4, 1996 of 5.54%, plus 25 basis points (which is the applicable spread under such facility based upon the level of borrowing) and the effective rate of the facility fee (determined using the interest method of amortization). A change in the interest rate of 0.125% per annum would result in a change of $0.016 million in interest expenses. Weighted average borrowings are determined by adding (i) the assumed net proceeds from the Offering less short-term debt and short-term debt and advances-- due to related parties as of the beginning of the period and (ii) the estimated average amount required to fund the excess of net cash needed for investing activities over pro forma net cash provided by operating activities. Pro forma net cash provided by operating activities is determined by adding net income from the capital structure adjustments column to operating cash flow. See "Use of Proceeds."
(7) Taxes are provided on income at the appropriate statutory rates as follows: (i) 33.0% (the U.K. statutory rate) on the sum of the following ICD operating adjustments: (a) pretax income and (b) goodwill amortization expense of approximately $0.13 million, which is non-deductible for tax purposes; and (ii) 40.4%, the combined statutory federal and state rate on operating and capital structure adjustments.
(8) Pro forma net income per share is computed by dividing pro forma net income by the pro forma weighted average shares outstanding during 1995 of 20,600,000.

     UNAUDITED PRO FORMA CONSOLIDATED AND COMBINED STATEMENT OF OPERATIONS

                              THREE MONTHS ENDED MARCH 31, 1996
                           -----------------------------------------------
                                        OPERATING     CAPITAL
                                        STRUCTURE    STRUCTURE       AS
                           ACTUAL      ADJUSTMENTS  ADJUSTMENTS   ADJUSTED
                           -------     -----------  -----------   --------
                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Direct marketing sales...  $41,894        $ --        $  --       $41,894
Reference sales..........   12,475          --           --        12,475
                           -------        -----       ------      -------
  Total net sales........   54,369          --           --        54,369
Database and production
 costs...................   33,606 (1)     (175)(2)      --        33,431 (1)
Amortization of goodwill.    1,889          --           --         1,889
Selling expenses.........   11,821 (1)      125 (3)      --        11,946 (1)
General and
 administrative expenses.    4,909 (1)      500 (4)      --         5,409 (1)
Provisions for doubtful
 accounts................      419          --           --           419
                           -------        -----       ------      -------
  Earnings (loss) from
   operations............    1,725         (450)         --         1,275
Interest expense--related
 party...................    5,345          --        (5,345)(5)      --
Interest expense.........       60          --           396 (5)      456
Other expense (income)--
 net.....................       (5)         --           --            (5)
                           -------        -----       ------      -------
  Loss before income
   taxes.................   (3,675)        (450)       4,949          824
Income taxes.............     (788)        (182)(6)    2,000 (6)    1,030
                           -------        -----       ------      -------
  Net loss ..............  $(2,887)       $(268)      $2,950      $  (205)
                           =======        =====       ======      =======
  Pro forma net loss per
   share ................                                         $  (.01)(7)
                                                                  =======

- --------
(1) The costs for retiree medical benefits for all Company employees have been reported in the Company's historical results of operations. R.R. Donnelley has agreed upon consummation of the Offering to assume liability related to 122 retired and 93 current employees of the Company who met the eligibility requirements (55 years of age and 10 years of service) for those benefits. Earnings from operations reflect the inclusion of $0.175 million of retiree medical costs associated with these employees for the three months ended March 31, 1996. The costs paid by R.R. Donnelley will not affect the cash flows of the Company; however, applicable accounting principles require the Company to recognize such costs as incurred and apply all R.R. Donnelley payments in respect of such costs to additional paid-in capital.
(2) Represents the estimated amount of decreased database and production costs of $0.175 million resulting from the increased charges for computer services to be provided by Metromail to R.R. Donnelley after the Offering pursuant to a certain intercompany agreement.
(3) Represents the estimated amount of additional sales commissions of $0.125 million payable by the Company to R.R. Donnelley pursuant to a certain intercompany agreement relating to sales to clients of the Company that are also clients of R.R. Donnelley.
(4) Represents (i) the estimated amount of $0.450 million for senior management, which includes amounts payable under employment agreements with new and existing senior management, and for administrative support functions associated with the Company being a public entity after the Offering; and (ii) increased amortization expense of $0.05 million due to the acceleration of a non-compete agreement with a retired executive concurrent with the closing of the Offering. See "Management--Employment Agreements" and "--Agreement with Retired Executive."

(5) Represents (i) the elimination of related-party interest expense as a result of the application of the assumed net proceeds of the Offering together with, to the extent necessary, borrowings under a bank credit facility to repay the debt and advances owed to R.R. Donnelley and its subsidiaries at January 1, 1996 and (ii) additional interest expense of $0.396 million related to borrowings under such facility described in clause (c) and to finance operating and investing activities for the three months ended March 31, 1996. Interest expense of $0.456 million reflects an interest rate of 5.98% on estimated weighted average borrowings of $30.5 million. Such interest rate was calculated in accordance with the terms of the bank credit facility the Company expects to enter into prior to the consummation of the Offering based on three-month LIBOR at June 4, 1996 of 5.54%, plus 30 basis points (which is the applicable spread under such facility based upon the level of borrowing) and the effective rate of the facility fee (determined using the interest method of amortization). A change in the interest rate of 0.125% per annum would result in a change of $0.009 million in interest expenses. Weighted average borrowings are determined by adding (i) the assumed net proceeds from the Offering less short-term debt and short-term debt and advances--due to related parties as of the beginning of the period and (ii) the estimated average amount required to fund the excess of net cash used for investing activities over pro forma net cash provided by operating activities. Pro forma net cash provided by operating activities is determined by adding net income from the capital structure adjustments column to operating cash flow. See "Use of Proceeds."
(6) Taxes are provided on income at the appropriate statutory rate of 40.4%, the combined statutory federal and state rate on operating and capital structure adjustments.
(7) Pro forma net loss per share is computed by dividing pro forma net income by the pro forma weighted average shares outstanding during the three months ended March 31, 1996 of 20,600,000.

          UNAUDITED PRO FORMA CONSOLIDATED AND COMBINED BALANCE SHEET

                                    AS OF MARCH 31, 1996
                         ----------------------------------------------------
                                                 DEBT                   AS
                          ACTUAL   OFFERING(1) REPAYMENT(2) OTHER(3) ADJUSTED
                         --------  --------    ---------    -----    --------
                                       (IN THOUSANDS)
         ASSETS
Cash and equivalents.... $    --   $219,630    $(219,630)   $ --     $    --
Receivables, less sales
 allowances and
 allowances for doubtful
 accounts of $3,984.....   59,398       --           --       --       59,398
Inventories.............    7,067       --           --       --        7,067
Prepaid expenses........    8,538       --           --       --        8,538
Current deferred income
 taxes..................      625       --           --       --          625
                         --------  --------    ---------    -----    --------
    Total current
     assets.............   75,628   219,630     (219,630)     --       75,628
Net property, plant and
 equipment, at cost,
 less accumulated
 depreciation of
 $45,133................   37,712       --           --       --       37,712
Goodwill and other
 intangibles, net of
 accumulated
 amortization of
 $69,472................  254,782       --           --       --      254,782
Deferred income taxes...      149       --           --       --          149
Other assets............    7,407       --           --       --        7,407
                         --------  --------    ---------    -----    --------
    Total assets........ $375,678  $219,630    $(219,630)   $ --     $375,678
                         ========  ========    =========    =====    ========
   LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable........ $  4,882  $    --     $     --     $ --     $  4,882
Accrued compensation....    4,801       --           --      (100)      4,701
Short-term debt.........    3,840       --        (3,840)     --          --
Short-term debt and
 advances--due to
 related parties........  249,450       --      (249,450)     --          --
Deferred revenue........    5,436       --           --       --        5,436
Other accrued
 liabilities............   18,806       --           --       --       18,806
                         --------  --------    ---------    -----    --------
    Total current
     liabilities........  287,215       --      (253,290)    (100)     33,825
Long-term debt..........      --        --        33,660      562      34,222
Other noncurrent
 liabilities............    5,860       --           --      (462)      5,398
Shareholders' equity
  Common stock--
   Metromail............       86       120          --       --          206
  Additional paid-in
   capital..............  111,779   219,510          --       --      331,289
  Retained deficit
   (includes cumulative
   adjustment for
   currency translation
   of $(139))...........  (29,262)      --           --       --      (29,262)
                         --------  --------    ---------    -----    --------
    Total shareholders'
     equity.............   82,603   219,630          --       --      302,233
                         --------  --------    ---------    -----    --------
    Total liabilities
     and shareholders'
     equity............. $375,678  $219,630    $(219,630)   $ --     $375,678
                         ========  ========    =========    =====    ========

- --------
(1) Represents the assumed net proceeds of the Offering. See "Use of Proceeds."

(2) Represents payment of the debt and advances owed to R.R. Donnelley and its subsidiaries on March 31, 1996. The Company expects to establish a $45 million bank credit facility prior to the consummation of the Offering, which the Company expects to use to pay the debt and advances due to R.R. Donnelley and its subsidiaries and any other short-term debt remaining after the application of the assumed net proceeds of the Offering. See "Use of Proceeds."

(3) Represents the payment of a non-compete agreement with a retired executive accelerated as a result of the change in control concurrent with the closing of the Offering. See "Management--Agreement with Retired Executive."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

 Overview

  Metromail is a leading provider of services to organizations engaged in direct mail, telephone and target marketing and also provides reference and information services. The Company was acquired by R.R. Donnelley in 1987 and is wholly owned by R.R. Donnelley.

  The Company provides direct marketing services to clients that include consumer goods manufacturers, credit card companies, financial institutions, insurance companies, magazine and book publishers, mail order houses and catalogers, pharmaceutical companies and retailers. Direct marketing services accounted for 78.0%, 80.2% and 80.0% of the Company's total net sales in the years ended December 31, 1993, 1994 and 1995, respectively. The direct marketing services provided by the Company include list development, list enhancement, marketing database and personalization printing and lettershop services. See "Business."

  The Company's reference services comprised 22.0%, 19.8% and 20.0% of total net sales in 1993, 1994 and 1995, respectively. The reference services provided by the Company include a National Directory Assistance ("NDA") database for on-line or operator-assistance providers; an on-line look-up/skip-locate service for collection agencies, consumer finance companies and credit card issuers; and the Cole directories, which list households in sequence, by telephone number or address, in approximately 150 markets in the United States and Canada, delivered in printed form or on CD-ROM. See "Business."

  The Company's business is based on long-standing client relationships. Although sales are not guaranteed under long-term contracts, a substantial portion of the Company's net sales is derived from clients that the Company has served for many years. The Company has had a continuing business relationship with each of its top 25 clients in 1995 for five or more years. Net sales to the top 25 clients amounted to $57.2 million in 1993, $65.9 million in 1994 and $68.6 million in 1995. Net sales to the top 25 clients accounted for 34.9%, 33.7% and 28.9% of total net sales in 1993, 1994 and 1995, respectively, as the Company expanded into new products and services across all operations. No single client accounted for more than 10% of total net sales in any of these years. The Company's business is somewhat seasonal. See "--Quarterly Results" and "Risk Factors--Absence of Long-Term Contracts; Lack of Predictability of Sales; Fluctuations in Operating Results."

  The Company's operating results are affected by certain trends and occurrences in the economy and its industry environment. Economic cycles which affect consumer demand are generally reflected in the Company's sales as direct marketing clients reduce the extent of their activities. The effect of economic cycles on the Company's profits may be pronounced because a significant portion of the Company's expenses is fixed. The direct marketing activity of the Company's clients can be affected by postal rate changes, especially postal rate increases that are imposed without sufficient notice to allow clients to adjust their marketing budgets. Increases in postal rates may lead to fewer mailings of direct marketing materials or to mailings to fewer addresses or to mailings by a client only to its previous customers and not to a list of prospects, with a corresponding decline in the need for certain of the direct marketing services of the type provided by the Company. Increased rates can also lead to pressure on the Company to reduce prices for its products and services to offset the postal rate increase. However, increased mailing costs can cause direct marketers to desire to target their mailings more carefully, which can result in increased demand for list development and list enhancement services of the type provided by the Company.

 Relationship with R.R. Donnelley

  In 1987, R.R. Donnelley acquired the Company in a business combination accounted for using the purchase method, resulting in the restatement of Metromail's assets and liabilities to their estimated fair values at the date of acquisition. The excess of the purchase price over the fair value of the net assets of the Company was recorded as goodwill of $242.2 million and is being amortized on a straight-line basis over its estimated useful life of 40 years.

  As of March 31, 1996, the Company had debt and advances payable to R.R. Donnelley and its subsidiaries totalling approximately $249.5 million, of which approximately $180.0 million was incurred in connection with R.R. Donnelley's acquisition of the Company. The debt payable to R.R. Donnelley as of March 31, 1996 consisted of a Grid Note in the principal amount, together with accrued interest, of approximately $54.5 million and a Fixed Note in the principal amount of $160.0 million. The advances payable to R.R. Donnelley and its subsidiaries, which were approximately $35.0 million as of March 31, 1996, represent advances from R.R. Donnelley and its subsidiaries to fund operating and investing activities, net of cash advanced to R.R. Donnelley from operating cash flows generated by the Company and receivables resulting from certain sales through R.R. Donnelley. Such advances are periodically transferred by R.R. Donnelley into the Grid Note. See Note 11 of Notes to Consolidated and Combined Financial Statements of Metromail.

  Since the acquisition, the Company has operated as a separate business within R.R. Donnelley. The Company has relied on R.R. Donnelley for its financing needs (see further discussion under "Liquidity and Capital Resources"), preparation of income tax returns, administration of employee welfare benefit plans and certain legal and administrative support services. The Company has maintained its own operating support functions, including strategic management, accounting, payroll and incentive compensation functions.

  The consolidated and combined financial statements discussed below reflect the results of operations, financial position and cash flows of the Company and its subsidiaries on a carve-out basis; that is, the financial statements have been adjusted to reflect certain expenses and liabilities incurred by R.R. Donnelley on behalf of the Company. The Company believes that the assumptions underlying all such adjustments are reasonable; however, the consolidated and combined financial statements do not necessarily reflect the results of operations, financial position and cash flows of the Company and its subsidiaries had the Company operated as a separate entity during the periods presented.

  The Company has obtained a substantial portion of its working capital and financing needs through amounts borrowed from a subsidiary of R.R. Donnelley. All of the net proceeds of the Offering, together with, to the extent necessary, borrowings under a bank credit facility to be entered into by the Company prior to consummation of the Offering, will be used to repay these amounts. Interest expense recorded in the consolidated and combined financial statements primarily reflects interest incurred on borrowings from a subsidiary of R.R. Donnelley. Income taxes reflected in the consolidated and combined financial statements were determined as if the Company had filed a separate return.

 Acquisitions

  In June 1994, the Company acquired CIC, a company that developed PC-based marketing oriented database solutions, for approximately $20.0 million. As of May 1995, the common stock of ICD, a compiler of lists in the United Kingdom primarily through the use of surveys, was purchased for approximately $15.3 million to expand database coverage to include the United Kingdom. The acquisitions of CIC and ICD were each accounted for as a purchase with the results of operations included in the Company's consolidated and combined financial statements from the acquisition date. Goodwill resulting from the CIC and ICD acquisitions was $16.8 million and $14.7 million, respectively, and is being amortized over their estimated useful life of 15 and 40 years, respectively.

RESULTS OF OPERATIONS

  The following table sets forth certain items from the Company's consolidated and combined statements of operations as a percentage of total net sales for the periods indicated.

                                                                  THREE
                                                                 MONTHS
                                            YEAR ENDED            ENDED
                                           DECEMBER 31,         MARCH 31,
                                         --------------------  -------------
                                         1993    1994   1995   1995    1996
                                         -----   -----  -----  -----   -----
      Direct marketing sales............  78.0%   80.2%  80.0%  78.0%   77.1%
      Reference sales...................  22.0    19.8   20.0   22.0    22.9
                                         -----   -----  -----  -----   -----
        Total net sales................. 100.0   100.0  100.0  100.0   100.0
      Database and production costs.....  58.0    55.7   56.7   60.8    61.8
      Amortization of goodwill..........   3.7     3.4    3.1    3.6     3.5
      Selling expenses..................  18.1    19.0   19.4   20.8    21.7
      General and administrative
       expenses.........................   7.6     7.4    7.0    7.8     9.0
      Provisions for doubtful accounts..   1.2     0.9    0.9    0.9     0.8
                                         -----   -----  -----  -----   -----
        Total operating expenses........  88.6    86.4   87.1   93.8    96.8
                                         -----   -----  -----  -----   -----
          Earnings from operations......  11.4    13.6   12.9    6.2     3.2
                                         -----   -----  -----  -----   -----
      Interest and other expense, net...  13.4     9.7    9.0    9.9     9.9
                                         -----   -----  -----  -----   -----
          Earnings (loss) before income
           taxes........................  (2.0)    3.9    3.9   (3.7)   (6.7)
      Income taxes......................   0.7     2.9    2.7   (0.2)   (1.4)
                                         -----   -----  -----  -----   -----
          Net income (loss) from
           operations before cumulative
           effect of accounting change..  (2.7)%   1.0%   1.2%  (3.5)%  (5.3)%
                                         =====   =====  =====  =====   =====

 Three months ended March 31, 1996 compared to three months ended March 31,
1995

  Total net sales increased 9.2% to $54.4 million for the first three months of 1996 from $49.8 million for the first three months of 1995. This $4.6 million increase was comprised of a $3.0 million, or 7.7%, increase in direct marketing sales and a $1.6 million, or 14.5%, increase in reference sales. Direct marketing sales growth resulted primarily from increased sales of marketing database software and the BehaviorBank list product and the inclusion in 1996 of the net sales of ICD, which was acquired in May 1995. Marketing database software sales grew $0.9 million, or 33.7%, over the first quarter of 1995 due to growing demand for the AnalytiX product. The inclusion of ICD added net sales of $1.4 million. BehaviorBank list product sales grew $0.7 million, or 70.1%, reflecting growth in the size of the database and strong demand. List development sales were flat reflecting a 12% increase in small business sales offset by a decrease in list sales to national accounts due primarily to clients shifting their work to later in the year. The growth in reference sales was principally due to growth of 34.7% in the Company's MetroNet and NDA on-line services, while directory publishing services grew 3.8% from increased sales of CD-ROM products.

  Database and production costs primarily represent expenses incurred to maintain the Company's database and customize data for client use, including salaries and wages, amortization of capitalized data costs, facility costs and depreciation of equipment. Database and production costs increased for the first three months of 1996 to $33.6 million, or 61.8% as a percentage of total net sales, from $30.3 million for the first three months of 1995, or 60.8% as a percentage of total net sales, primarily due to increased expenses related to an upgrade of computer capacity and growth in the NDA service, addition of ICD expenses and increased survey data amortization expense.

  Amortization of goodwill increased 5.5% to $1.9 million for the first three months of 1996. This increase reflected the increased goodwill related to the acquisition of ICD.

  Selling expenses increased $1.5 million, or 14.6%, from the first three months of 1995 and as a percentage of total net sales to 21.7% for the first three months of 1996 from 20.8% for the first three months of 1995. The increase in selling expenses as a percentage of total net sales resulted primarily from the acquisition of ICD and increased costs due to sales increases in the marketing database software, survey and small business operations where selling expenses as a percentage of net sales is higher than for the Company's other operations.

  General and administrative expenses grew $1.0 million, or 25.6%, from the first three months of 1995, an increase as a percentage of total net sales from 7.8% to 9.0% for the first three months of 1996. The increase in these expenses resulted from the acquisition of ICD and increased staff costs and outside services.

  Provisions for doubtful accounts were substantially unchanged from the first three months of 1995, but decreased to 0.8% as a percentage of total net sales for the first three months of 1996.

  On April 18, 1996, a lawsuit was filed against the Company and others. See "Risk Factors--Litigation and Government Inquiries with Respect to Use of Data." Because this lawsuit is in its early stages, it is not possible for the Company to make a meaningful determination of the ultimate outcome or to make an estimate of the loss, if any, should the outcome be unfavorable. The Company estimates that its cost of litigating the case will be $1.5 million. R.R. Donnelley has agreed to pay the legal fees and expenses incurred by the Company in defending this case. The costs for retiree medical benefits for all Company employees have been reported in the Company's historical results of operations. R.R. Donnelley has agreed upon consummation of the Offering to assume liability related to 122 retired and 93 current employees of the Company who met the eligibility requirements (55 years of age and 10 years of service) for those benefits. Earnings from operations reflect the inclusion of $0.7 million of retiree medical costs associated with these employees for the year ended December 31, 1995 and $0.175 million of such costs for the three months ended March 31, 1996. Because of the agreement of R.R. Donnelley to pay such legal fees and expenses and such retiree medical costs, such legal fees and expenses and retiree medical costs will not affect the cash flows of the Company; however, applicable accounting principles require the Company to recognize such expenses as incurred and apply all R.R. Donnelley payments in respect of such expenses to additional paid-in capital.

  Interest expense, primarily paid to a subsidiary of R.R. Donnelley, increased by $0.4 million because the Company had higher average outstanding debt levels for the first three months of 1996. The higher debt levels were required to acquire ICD and provide additional short-term working capital funding.

  The Company's tax benefit increased to $0.8 million for the first three months of 1996 from $0.1 million for the first three months of 1995. The increase in the benefit for the first three months of 1996 reflects the increased loss before income taxes.

  Net income decreased $1.2 million to a loss of $2.9 million for the first three months of 1996 as a result of the foregoing factors.

 1995 compared to 1994

  Total net sales increased 21.3% to $237.2 million in 1995 from $195.5 million in 1994. This $41.7 million increase was comprised of a $32.9 million, or 21.0%, increase in direct marketing sales and a $8.8 million, or 22.8%, increase in reference sales. Direct marketing sales growth resulted primarily from strong demand for list development and lettershop services and marketing database software. List development sales increased $10.2 million, which was due to growth of 8.1% in sales to national list accounts, growth of 12.7% in sales to small business accounts and growth of 51.9% in sales of the BehaviorBank list product. Marketing database software sales grew $9.5 million reflecting a full year's sales after the June 1994 acquisition of CIC along with volume growth of 35.8% over comparable full year 1994 sales. Lettershop sales increased $4.2 million due to increased sales efforts to utilize available capacity. Direct marketing sales were also increased by $7.1 million due to the inclusion of ICD's sales following the acquisition of ICD in May 1995. The increase in reference sales reflects in large part the strong growth in on-line services, including the NDA and MetroNet services.

  Database and production costs increased in 1995 to $134.4 million, or 56.7% as a percentage of total net sales, from $108.8 million in 1994, or 55.7% as a percentage of total net sales, primarily due to the start-up of the NDA service, along with increased expenses to upgrade computers resulting in increased capacity.

  Amortization of goodwill increased 12.7% to $7.4 million in 1995. This increase reflected the inclusion of a full year of amortization of goodwill resulting from the CIC acquisition and additional goodwill resulting from the ICD acquisition.

  Selling expenses increased $8.8 million, or 23.7%, from 1994 and as a percentage of total net sales to 19.4% in 1995 from 19.0% in 1994. The increase in selling expenses was due to the inclusion of CIC for a full year ($3.1 million), the acquisition of ICD ($1.5 million) and growth in the on-line services sales staff ($0.7 million), as well as increased commissions and support costs across all businesses due to increased sales. The increase in selling expenses as a percentage of total net sales resulted primarily from the fact that selling expenses of CIC and ICD as a percentage of their total net sales was higher than for the Company's other operations.

  General and administrative expenses grew $2.2 million, or 15.5%, from 1994, but decreased as a percentage of total net sales from 7.4% to 7.0% in 1995. The increase in these expenses resulted from the acquisition of ICD ($1.4 million), the settlement agreement with Aristotle Industries, Inc. described under "Business--Litigation; Government Inquiries" ($0.7 million) and the inclusion of CIC for a full year ($0.6 million), as well as increased expenses across the Company's other operations.

  Provisions for doubtful accounts increased $0.3 million, or 18.0%, from 1994, but remained the same as a percentage of total net sales at 0.9%.

  Interest expense, primarily paid to a subsidiary of R.R. Donnelley, increased by $2.3 million because the Company had higher average outstanding debt levels in 1995. The higher debt levels were required to fund capital expenditures, the ICD acquisition and increased working capital requirements to support sales increases.

  The Company's effective income tax rate decreased to 70.7% in 1995 from 74.1% in 1994. The effective tax rate exceeds the U.S. federal statutory rate due to the effect of nondeductible goodwill amortization and of state and foreign taxes. The decrease in the effective tax rate in 1995 reflects the increase in pretax income, which reduces the relative effect of the nondeductible items.

  Net income increased $0.7 million, or 37.6%, to $2.7 million in 1995 as a result of the foregoing factors.

 1994 compared to 1993

  Total net sales increased 19.4% to $195.5 million in 1994 from $163.7 million in 1993. This $31.8 million increase was comprised of a $29.1 million, or 22.8%, increase in direct marketing sales and a $2.6 million, or 7.3%, increase in reference sales. Direct marketing sales growth resulted primarily from the June 1994 acquisition of CIC ($8.5 million) and higher sales for lettershop services ($5.5 million), list development services ($10.0 million, due to growth of 13.3% in small business sales, growth of 26.2% in national list accounts and growth of 77.2% in sales of the BehaviorBank list product) and list enhancement services ($5.2 million). The increase in reference sales reflected increased demand for the Company's on-line services, primarily represented by the MetroNet service.

  Database and production costs increased in 1994 to $108.8 million, but decreased as a percentage of total net sales to 55.7%, from $95.0 million in 1993, or 58.0% as a percentage of total net sales, primarily due to total net sales increasing at a greater rate than production costs, as well as the inclusion in 1994 of CIC's higher-margin business.

  Amortization of goodwill increased 9.2% to $6.6 million due to the acquisition of CIC in June 1994.

  Selling expenses increased $7.5 million, or 25.3%, from 1993 and grew as a percentage of total net sales from 18.1% to 19.0% in 1994. The increase largely resulted from the addition of selling expenses associated with CIC ($2.6 million), increased selling staff and support for on-line services ($1.8 million) and increased sales force and marketing support relating to the Company's small business list development clients ($1.3 million). The increase in selling expenses as a percentage of total net sales over 1993 was primarily due to the increase in the on-line sales force.

  General and administrative expenses increased $2.0 million, or 16.5%, from 1993 and increased as a percentage of total net sales to 7.4% compared to 7.6% in 1993. The increase resulted from $0.9 million of administrative expenses added with the acquisition of CIC and general cost increases across the balance of the Company's operations.

  Provisions for doubtful accounts decreased $0.1 million, or 5.7%, from 1994 and decreased as a percentage of total net sales to 0.9% from 1.2% in 1993. The expense decreased as the amount of write-offs of accounts decreased from 1993 levels.

  Interest expense, primarily paid to a subsidiary of R.R. Donnelley, decreased by $3.1 million due to lower debt levels in 1994, resulting from positive operating cash flows.

  The Company's effective income tax rate was 74.1% in 1994. The effective tax rate exceeds the U.S. federal statutory rate due to the effect of nondeductible goodwill amortization and of state taxes. In 1993, the Company recorded income tax expense due to these items despite its consolidated pretax loss.

  Net income from operations before cumulative effect of accounting change increased $6.5 million from a loss of $4.5 million to a profit of $2.0 million in 1994 as a result of the foregoing factors.

 Quarterly operating results

  The following table sets forth selected unaudited consolidated and combined statement of operations information for the Company on a quarterly basis for the years ended December 31, 1993, 1994 and 1995 and for the three months ended March 31, 1996.

                                                             THREE MONTHS ENDED
                   -------------------------------------------------------------------------------------------------------
                                1993                            1994                            1995                1996
                   ------------------------------- ------------------------------- ------------------------------- -------
                   MAR. 31 JUN. 30 SEP. 30 DEC. 31 MAR. 31 JUN. 30 SEP. 30 DEC. 31 MAR. 31 JUN. 30 SEP. 30 DEC. 31 MAR. 31
                   ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
                                                                (IN MILLIONS)
Direct marketing
 sales...........   $26.9   $27.3   $37.3   $36.2   $31.8   $34.5   $42.0   $48.5   $38.9   $44.8   $48.0   $58.0   $41.9
Reference sales..     8.7     8.8     8.8     9.7     9.6     9.5     9.6    10.0    10.9    11.5    13.1    12.0    12.5
                    -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
 Total net sales.    35.6    36.1    46.1    45.9    41.4    44.0    51.6    58.5    49.8    56.3    61.1    70.0    54.4
Operating
 expenses........    33.3    34.8    39.9    37.0    38.5    39.0    42.9    48.4    46.7    45.8    53.7    60.4    52.7
                    -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
 Earnings from
  operations.....     2.3     1.3     6.2     8.9     2.9     5.0     8.7    10.1     3.1    10.5     7.4     9.6     1.7
Interest and
 other expense...     5.5     5.5     5.5     5.5     4.6     4.6     4.9     4.9     5.0     5.1     5.6     5.6     5.4
                    -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
 Earnings (loss)
  before income
  taxes..........    (3.2)   (4.2)    0.7     3.4    (1.7)    0.4     3.8     5.2    (1.9)    5.4     1.8     4.0    (3.7)
Income taxes.....    (0.7)   (1.2)    1.0     2.1    (0.1)    0.8     2.2     2.8    (0.1)    3.0     1.4     2.3    (0.8)
                    -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
 Net income
  (loss) from
  operations
  before
  cumulative
  effect of
  accounting
  change.........   $(2.5)  $(3.0)  $(0.3)  $ 1.3   $(1.6)  $(0.4)  $ 1.6   $ 2.4   $(1.8)  $ 2.4   $ 0.4   $ 1.7   $(2.9)
                    =====   =====   =====   =====   =====   =====   =====   =====   =====   =====   =====   =====   =====

  The Company's business is somewhat seasonal, particularly in the direct marketing business. Direct marketing volume is driven in large part by consumer demand, with direct marketers increasing their marketing efforts just ahead of and during the traditional holiday buying season. Sales of direct marketing products by the Company, therefore, are generally stronger in the second half of each fiscal year. The timing of acquisitions and the recognition of expenses have affected quarterly operating results. Software sales by CIC are also seasonal. In 1995, approximately 40.6% of CIC's annual total net sales occurred in the fourth quarter.

LIQUIDITY AND CAPITAL RESOURCES

  Since its acquisition by R.R. Donnelley in 1987, the Company has funded its operations, capital expenditures and acquisitions through cash flows from operations and amounts borrowed from a subsidiary of R.R. Donnelley. Cash flows from operations increased 18.3% in 1995 to $9.7 million compared to $8.2 million in 1994 and $7.6 million in 1993. Capital expenditures increased $18.6 million to $28.5 million in 1995 from $9.9 million in 1994 due to the Company's new and ongoing investment initiatives. In 1995, the Company had high levels of spending associated with data acquisition (primarily for survey data), the implementation of the NDA service, the redesign of the Company's database file structure and upgrades to its AnalytiX software product, as well as expenditures for efficiency improvements. For a further discussion of accounting policies with respect to database development costs, see Note 2 of Notes to Consolidated and Combined Financial Statements of Metromail.

  In 1995, the Company paid $2.7 million to settle a dispute regarding voter data supplied by Aristotle Industries, Inc., of which $0.7 million was recorded as a settlement expense and $2.0 million, which was paid in consideration for the acquisition of voter data, was recorded as an intangible asset to be amortized over three years. The $2.0 million was reflected in the Consolidated and Combined Statements of Cash Flows for 1995 as a capital expenditure. See "Business--Litigation; Government Inquiries."

  For the three months ended March 31, 1996, $7.9 million of capital expenditures were funded by $5.0 million of operating cash flow and $2.9 million of cash provided by financing activities. The Company's capital expenditures primarily consisted of spending to acquire survey data and other data acquisition costs. For the remainder of 1996, the Company anticipates spending approximately $21.0 million to improve the processing efficiency of its list enhancement services, continue investments to expand its proprietary database and complete the database redesign, pay for the computer installed in the Lombard facility in 1995, and continue to invest in the NDA and AnalytiX products.

  Debt owed to a subsidiary of R.R. Donnelley at March 31, 1996 is payable on demand or becomes due and payable immediately upon completion of the Offering. The net proceeds of the Offering together with, to the extent necessary, borrowings under a $45 million bank credit facility to be entered into by the Company prior to consummation of the Offering will be used to repay such debt and advances from a subsidiary of R.R. Donnelley. See "Use of Proceeds." If, however, the net proceeds of the Offering are sufficient to pay such debt and advances, any remaining net proceeds will be used to repay debt owed by ICD under a revolving credit agreement and, to the extent that debt is extinguished, for general corporate purposes, including working capital.

  The Company believes that, subsequent to the Offering, cash flows from operations will be sufficient to fund its ongoing operations on a long-term basis and continued growth and investment. The Company expects the bank credit facility described above to be available for seasonal cash needs and acquisitions to the extent not used to refund indebtedness.

                                    BUSINESS

  Metromail is a leading provider of marketing-oriented consumer information and reference services which it supplies primarily by accessing its proprietary database. The Company maintains and continually updates a large proprietary database, which contains geographic, demographic, individual and other marketing information on over 143 million individuals and over 90% of the households in the United States. The Company provides its information and information services to a wide variety of organizations engaged in direct mail, telephone and target marketing, as well as to clients who desire specific reference and information services. The Company's clients include large Fortune 500 companies, as well as numerous small businesses.

  Metromail provides direct marketing services to clients that include consumer goods manufacturers, credit card companies, financial institutions, insurance companies, magazine and book publishers, mail order houses and catalogers, pharmaceutical companies and retailers. The direct marketing services provided by Metromail include:

    List Development--The Company assists clients in implementing cost-effective direct marketing strategies by creating for its clients lists of those individuals and households in the client's trade area having the characteristics that fit the marketing strategy and are most likely to respond favorably to the client's marketing efforts.

    List Enhancement--The Company improves the quality of lists or databases provided by its clients by eliminating duplicate names, correcting addresses and zip codes and appending additional information, such as telephone numbers or other marketing-related characteristics, to the lists or databases.

    Marketing Database--The Company uses its proprietary software to assist its clients in creating a database from information that the client possesses and licenses software to clients that permits its clients to manage and analyze that database.

    Personalization Printing and Lettershop--The Company provides processing and mailing services to direct mail clients, most of which are clients that purchase list development or enhancement services from the Company.

  Metromail provides reference services to a broad base of clients. The reference services provided by the Company include:

    On-Line--The Company offers National Directory Assistance to telephone companies and other operator service providers and other organizations with high-volume directory assistance needs. This service provides operators employed by subscribers to the service with on-line access to a database consisting of more than 108 million residential, business and government listings, as well as on-line access to electronic directory assistance databases maintained by the regional Bell operating companies. The Company also provides users of its MetroNet service with on-line or electronic access to the Company's MetroNet Master file (a subset of the Company's database), proprietary change of address files, American Business Information business listings and regional Bell operating companies' electronic directory assistance databases. This service is marketed primarily to consumer finance companies and credit card issuers.

    Directory Publishing--The Company publishes the Cole directories, which list households and businesses arranged in street address and telephone number sequence in approximately 150 markets in the United States and Canada, delivered in printed form or on CD-ROM. The Company also provides National Look-Up Subscriber and 900 Service, an operator-based, directory assistance service that provides users with name, address, telephone and neighbor information.

MARKET OVERVIEW

 Direct Marketing Industry

  Direct marketing is used by both large and small companies to promote and sell a wide variety of goods and services by direct mail, telephone or personal contact, bypassing traditional marketing avenues such as retail outlets. In contrast to most mass media, direct marketing is used by commercial and other organizations to sell products directly to consumers identified by name, address and probable purchase behavior in their homes or places of business, and to motivate an immediate consumer response.

  Direct mail and telephone marketing provides a convenient and cost-effective means of allowing organizations to market directly to selected segments of the population. A direct mail promotion can range from small mailings of less than 100 pieces to a mass mailing of millions of pieces. These mailings usually take the form of letters, promotional brochures, catalogs, samples or coupons. Careful screening of the mailing list to eliminate duplicate names, correct incorrect addresses or avoid mailing to persons unlikely to respond favorably to the mailing can significantly reduce the total costs of mailing and increase the rate of response to the mailing.

  Direct marketing has continued to grow in virtually every category of goods and services, including consumer goods and services, business-to-business marketing, fund raising and direct marketing by government agencies. According to a 1995 study by the WEFA Group commissioned by the DMA, total direct marketing advertising expenditures in the United States in 1995 were estimated to be $134 billion, up from $101 billion in 1990. Of the total for 1995, direct mail expenditures were estimated to be approximately $31 billion, up from $23 billion in 1990, and telephone marketing expenditures were estimated to be approximately $54 billion, up from $40 billion in 1990. In addition, expenditures in the United States in 1995 for list, list processing and mailing services were estimated by the WEFA Group and Marketing Logistics to be approximately $6.2 billion.

  The Company believes the growth in the use of direct marketing and in the value of merchandise sold in this manner is generally attributable to social and economic changes and to the increased acceptance and cost-effectiveness of direct marketing techniques. Growth in the number of people in the most active segments of the purchasing population, increasing numbers of two-career families that have more disposable income and less time to shop in stores and increasing availability and use of credit cards have all helped to enhance the consumer's responsiveness to this purchasing medium. Rising costs of establishing and maintaining traditional retail distribution channels have also contributed to the increased use of direct marketing.

  Metromail believes that the growth in the use of direct marketing will continue because of:

  . the ongoing shift from "mass" marketing to "information-driven" target marketing;

  . increased access to data; and

  . growth in several existing end markets and industries, as well as the emergence of new end markets.

  Marketers that traditionally relied on mass marketing techniques, such as mass media advertising and newspaper coupons, to deliver their marketing communications continue to shift to "information-driven" target marketing, where marketers maintain a database on individual customers and measure actual response to each direct marketing message. Information-driven marketing allows organizations to improve the efficiency of their marketing activities by leveraging information about their best customers to create and deliver highly targeted marketing messages.

  Increased use of information-driven marketing is made possible because of the increased amount of data generated as a by-product of transactions and because of dramatic improvements in information processing technology, coupled with decreased costs of such technology. Sophisticated computer technology now allows the storage and analysis of very large quantities of data on individual customers, enhancing the effectiveness of direct marketing techniques. In addition, the Company believes that technological advances in the printing industry, which permit economical customization of publications and direct mail to individual consumers, will enable marketers to leverage investments in marketing databases by communicating to customers and prospects individually.

  The Company also believes that recent growth of direct marketing has been, and future growth will be, driven by increased use of direct marketing in certain end markets and industries. Pharmaceutical companies have become major users of direct marketing in the last several years. While in the past most marketing dollars were spent on direct sales efforts toward physicians, drug companies are now making significant investments in direct-to-consumer campaigns. The Company believes the increasing changes in drug classifications from prescription-only to over-the-counter are likely to increase the use of direct marketing. The Company believes that the growth in new consumer technology products and services, including computers, wireless communications and on-line services, will lead to increased new product launches and a need to market these products. The entertainment industry has also increased its overall marketing expenditures, driven by factors including new revenue distribution channels. While motion picture studios once relied primarily on theater distribution, they now have opportunities to market direct to consumers through video sales, video rental and merchandise. The Company also believes that small businesses have become and will continue to be more frequent users of direct marketing, as less-expensive PC-based marketing database technology becomes available and the costs of non-targeted mass media advertising increases.

  Although direct marketing activity can be adversely affected by general economic factors, such as postal rate changes and the price of paper, the Company believes that direct marketing can be an especially cost-effective means of introducing new products, determining and testing promising new markets or expanding current markets.

 Reference Services

  The market for reference services is driven by the need for, and the availability of, information as to a specific individual or business. The reference services market is undergoing a transformation accompanied by significant growth. This transformation is caused, in part, by changing technology, which enables easier and less expensive information distribution, and legislation, which enables a wider range of participants to offer more and varied types of data and services. An important product attribute in this market is the medium on which the data resides, starting with paper products, progressing through floppy disks and CD-ROM and ending with real time on-line access to databases that are updated daily.

  Two identified markets for on-line reference services offered by the Company are: skip-tracing and verification of credit applications. The skip tracing market developed because of the need to locate individuals or businesses that are difficult to find. Users of this service include collection agencies, credit grantors and law enforcement agencies. The on-line services offered by the Company in the credit application area have developed as credit grantors have sought a low-cost alternative to obtaining a complete credit history of an applicant for credit. Where the amount of credit being approved is relatively small, credit grantors may not require a complete credit history but might still want to verify certain basic demographic information, such as name, address and telephone number, primarily as a means of reducing fraud. Competition in this area comes largely from credit bureaus and credit grantors who manage their own in-house credit application screening programs.

  Changes in the telecommunications industry have created a new market for directory assistance reference services, such as the Company's National Directory Assistance service. These changes include the recent enactment of the federal Telecommunications Act of 1996, the shift from phone-based services to computer-based services and the regional Bell operating companies' ability to offer long distance services. The Company believes that increased competition in the telecommunications industry will add to the demand for national directory assistance services. The market size for national directory assistance services is relative to the number of directory assistance calls placed in the United States each year, which according to Simba Information Inc. was approximately 7 billion calls for "white pages" directory assistance in 1995, of which the Company estimates approximately 1.4 billion calls were for long distance directory assistance.

  Directories such as the Company's Cole directories, in printed and CD-ROM form, are used by businesses to market products or services to prospects or to identify individuals at specific addresses or telephone numbers within a specific geographic area by using the "reverse" nature of the directories, which contain listings arranged by telephone number and street address. The primary users of these products are insurance companies, real estate agents, financial institutions and service industries such as lawn care and home repair companies. These printed directories are generally leased by users on an annual subscription basis for prices ranging from less than $100 to several hundred dollars, depending on the size of the area covered by the directory.

COMPETITIVE STRENGTHS

  Metromail expects to benefit from continued growth in its markets resulting from the ongoing shift from "mass" marketing to "information-driven" targeted marketing, increased access to data and growth in several existing end markets and industries, as well as the emergence of new end markets. The Company believes that its competitive strengths will enable it to continue to compete effectively in its markets. These strengths include:

 Metromail's comprehensive proprietary database and expertise in gathering data

  The Company maintains and continually updates a large proprietary database which contains geographic, demographic, individual and other marketing information on over 143 million individuals and over 90% of the households in the United States. In addition to name, address and telephone number, this database contains numerous characteristics relating to the individuals and households reflected in the database, such as age, length of residence at a particular address, dwelling unit type, gender of the head of household, families with children, estimated household income and home ownership. Management believes that its processes of gathering data from numerous sources and modifying and updating its database represent significant competitive advantages for the Company. The Company derives the data included in its database from a wide variety of publicly available and proprietary, third-party sources. The Company also collects data directly from consumers in response to surveys, which solicit information from the recipients such as standard demographic information, product preference, purchasing habits, activities, hobbies and interest, brand awareness and medical ailments. See "Business-- Metromail's Database."

 Metromail's ability to leverage its database into a wide range of information products and services

  Metromail has successfully leveraged its database to create new information products and services, which it has marketed to existing clients and used to attract new clients. The Company has packaged the information in its database in new ways to meet the changing demands of its clients. For example, the Company has responded to the continuing trend from "mass" marketing to "information-driven" targeted marketing by creating the BehaviorBank direct marketing product, which enhances a client's ability to target its marketing efforts based on consumers' historical purchases and lifestyle profiles. In response to changes which the Company had anticipated in the telecommunications industry, it has created the National Directory Assistance service, which is used by on-line and directory assistance providers as an alternative to creating their own in-house national database directories. Also, the Company believes its ability to leverage its database into new products and services will increase upon completion of the process of integrating its database into a single file on an open architectural systems platform. See "Business--Products and Services" and "Business--Technology."

 Metromail's large base of established clients and comprehensive network of sales channels

  The Company's business benefits from long-standing relationships with many of its clients. The Company has had a continuing business relationship with each of its top 25 clients for five or more years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The Company markets its products and services through a combination of channels, including a sales force that the Company believes to be the largest direct sales force in its industry, telemarketing, direct mail, third-party brokers and referrals from R.R. Donnelley sales representatives. This network of sales channels and the Company's practice of assigning its sales personnel to target specific industries allow the Company to service its existing client base with representatives knowledgeable of both the client's industry and direct marketing needs and to expand its marketing efforts into new markets. See "Business--Sales and Marketing."

 Metromail's advanced technological capabilities in database management and software development

  Metromail has invested in data centers and proprietary database management software that provide advanced processing capabilities and flexibility to meet the Company's and its clients' changing needs while containing costs. In 1994, the Company commenced an advanced technology initiative to consolidate all of its existing databases into a single file that is intended to reduce the costs and time of adding newly acquired data to the database, permit concurrent processing of a numbers of separate jobs and reduce processing times. This redesign is in the test phase and is expected to be completed in the second quarter of 1996. See "Business--Technology."

  Metromail offers expertise in PC-based database marketing products and services. These products and services give clients that possess a large amount of internal and external data a tool to assemble and analyze that data from many different perspectives to determine their appropriate marketing initiatives. The Company's products and services allow its clients the flexibility of using DOS-based or Windows-based software applications and housing their data in-house or on the Company's mainframe computer. See "Business--Products and Services."

 Metromail's experienced management team and employees

  The Company has been successful in attracting and retaining highly qualified personnel, especially its management, sales and software and technical personnel. The Company's senior operating management has extensive experience in the direct marketing industry. The Company's sales force maintains long-standing relationships with the Company's national clients and brings to those clients knowledge of the relevant industry and of the Company's products and services. The Company's group of over 200 technical employees (programmers, system engineers and system analysts) has enabled it to develop proprietary database management software for internal use, as well as software applications for sale to clients for their own marketing database analysis. The ability to develop new and enhanced existing software applications has enabled the Company to differentiate itself from its competitors in terms of the service the Company offers to its clients and its efficiency in fulfilling client orders. See "Management" and "Business--Sales and Marketing."

STRATEGY

  Metromail's principal strategy is to capitalize on its competitive strengths to provide high value-added information and information services to an expanding universe of clients. The Company believes that it provides value to its clients by converting raw data into information which is more useful to its clients. Key elements of the Company's strategy include:

 Maintaining, integrating and expanding Metromail's proprietary database

  Metromail believes that its database is the key strategic asset of the Company that distinguishes it from its competition. The Company believes that its consumer-oriented database is one of the most complete and up-to-date direct marketing databases in the United States. The Company has been accumulating data for almost 50 years through a wide variety of publicly available and proprietary sources and acquired databases. The Company accesses over a thousand sources to both expand and update its database.

  The Company is currently in the process of integrating all of its databases into a single file on an open architectural systems platform. This integration will enhance the Company's ability to maintain and update efficiently the Company's database as well as better apply this integrated data in providing information products to its clients. Quality of information continues to be a key determinant of the Company's ability to compete in the marketplace and service its clients effectively. To maintain the quality and currency of its database, the Company continually updates and verifies its data using a variety of frequently reported public sources, self-reported data and proprietary sources.

  The Company also seeks to find new and more efficient sources of data to expand its database. The Company intends to expand its efforts to collect data directly from consumers in response to surveys, which, to date, the Company has used to create the BehaviorBank product for its direct marketing clients. In addition, the Company expects that it will benefit from the increased automation of transactions and the related digitization of the information created thereby, which will lower its cost of obtaining, and create new sources of, such data.

 Developing new products and services and targeting new markets

  Metromail plans to continue to develop new products and services from its database and market such products and services to its existing and new clients. The Company expects that its ability to create new products and services will increase as its database grows through new sources of data and the Company's ability to customize that data increases as a result of the integration of its database into a single file. The Company has been successful in effecting this strategy in the past by creating new products for its existing clients, such as BehaviorBank, which enhances a client's ability to target its marketing efforts based on consumers' historical purchases and lifestyle profiles; accessing new clients for its existing products, such as the CD-ROM version of its Cole directories; and developing new products and services for new markets, such as its National Directory Assistance service that is utilized by telecommunications providers.

  The Company intends to expand its base of clients to new, non-traditional direct marketers as the availability of consumer information increases and the effectiveness and acceptance of direct marketing improves. The Company has successfully introduced its products and services to retailers, who increasingly use direct mail campaigns to offer highly targeted promotions to individual customers based on historical purchase patterns. The Company intends to target the sale of its products and services to other new direct marketers, such as pharmaceutical companies, consumer technology companies and small businesses.

 Developing technologies to analyze, package and distribute information more efficiently

  Metromail intends to use its technological expertise to create new products and services and distribute these and its current product offerings to its clients more efficiently. The Company seeks to develop new software applications, in addition to its AnalytiX software products, that will allow clients to access and analyze data from their desktops. Such software applications are intended to give clients added flexibility in using their own customer data and data provided by the Company. The Company plans to expand its on-line reference service business to enable clients to access information in the Company's database more rapidly.

  The Company intends to explore new methods to distribute its information products and services. The Company believes that the increased digitization of data and the growth in computer networks such as the Internet will create new, more efficient channels for the access and distribution of its products and services. The Company believes exploiting these new distribution channels will lower its distribution costs.

 Selectively acquiring data, distribution channels and businesses available as a result of ongoing consolidation in the industry

  Metromail plans to take advantage of the highly fragmented nature of its industry by continuing to explore selective acquisitions that provide additional scale, customer relationships or new products or services. The Company has made several recent acquisitions, including the acquisition in 1994 of CIC and the acquisition in 1995 of ICD. The Company believes that its industry is consolidating and that this trend will continue primarily because scale is a significant competitive factor.

METROMAIL'S DATABASE

  Metromail maintains and continually updates a large proprietary database which contains geographic, demographic, individual and other marketing information on over 143 million individuals and over 90% of the households in the United States. The Company believes that its database is one of the most complete and up-to-date direct marketing databases in the United States and is a principal reason that clients use the Company's list development and enhancement services. This database contains numerous characteristics relating to the individuals and households reflected in the database in addition to name, address and telephone number. Examples of these characteristics include age, length of residence at a particular address, dwelling unit type, gender of the head of household, families with children, estimated household income and home ownership.

  The Company has been accumulating data for almost 50 years, and management believes that its processes of gathering data from numerous sources and modifying and updating its database represent a significant competitive advantage for the Company. Management believes that it would be difficult and costly for a new entrant to replicate the database maintained by the Company.

  Metromail derives the data included in its database from a wide variety of publicly available sources and proprietary, third-party providers. With the exception of self-reported data which the Company obtains primarily through the use of consumer surveys, the Company does not collect data directly from consumers. Among the publicly available sources used by the Company are the "white pages" (the Company's primary source of names, addresses and telephone numbers), public records of driver's license registrations, real estate transactions and U.S. census data. The Database Investment and Antipiracy Act of 1996 was introduced in the United States Congress in May, 1996, which, if enacted, would, among other things, have the effect of reversing a United States Supreme Court decision that the "white pages" are in the public domain, thereby likely increasing the costs to the Company of data collection. See "Risk Factors--Regulation of Data Collection and the Direct Marketing Industry." The Company has arrangements with numerous third parties that provide proprietary data to the Company. These providers include certain of the Company's clients that provide the Company with data relating to their recent direct marketing experiences.

  In 1993, the Company began collecting data directly from consumers in response to surveys. The Company distributes to consumers, primarily through co-op mailings, package inserts and magazine inserts, questionnaires in various forms. These questionnaires solicit information from the recipients such as standard demographic information, product preferences, purchasing habits, activities, hobbies and interests, brand awareness and medical ailments. Questionnaires can be tailored to address specific marketing concerns of the Company's clients by developing specific survey questions which seek the desired information. To induce recipients to complete and return questionnaires the Company states that upon doing so respondents become eligible to receive offers of coupons, samples and information from manufacturers, pharmaceutical companies, financial institutions and other service providers. In addition to allowing a degree of flexibility not feasible in the Company's traditional data gathering methods, the survey method of obtaining data mitigates any privacy concerns, because consumers who return completed questionnaires voluntarily do so and grant permission to the Company to use the data included in the questionnaires for direct marketing and other purposes. The Company does not use the information that it collects through surveys for its reference services and has indicated to the DMA that it would not do so unless the consent contained in the survey were changed to authorize expressly use for reference services. The Company expects to continue to expand its use of surveys as a data collection method. As indicated below under "International Operations," the Company is using the survey method as a means to develop its database in the United Kingdom.

  The Company is dedicated to being a leader in ethical management of consumer data. It has developed fair information practices, consistent with the DMA's guidelines for direct marketers, applicable to its direct marketing services and its reference services. The Company believes that responsible data management includes collecting, using and disseminating information by fair, ethical and lawful means and respecting the requests of individuals for information the Company possesses about them and any requests that their names be removed from the Company's database.

PRODUCTS AND SERVICES

  Metromail provides two general categories of products and services to its clients: direct marketing services (including list development, list enhancement, marketing database and personalization printing and lettershop) and reference services (including on-line services, such as National Directory Assistance, and directory publishing). In 1995, direct marketing services produced $189.7 million in net sales and reference services produced $47.5 million in net sales.

 Direct Marketing Services

  List Development Services. Metromail provides customized list development services to two primary groups of clients: sales promotion and mail order organizations. Sales promotion clients generally have determined the characteristics of their target customers and provide the Company with a trade area definition and a customer profile. The Company then uses its computer software and database to identify the individuals and households in the customer's trade area who have the characteristics that the client has specified and compiles a list of those individuals and households.

  Mail order clients use the Company's marketing services and statistical software to identify the geographic, demographic and other marketing characteristics in the Company's database that singly and in combination describe the best prospects for the client's direct marketing campaign. The Company reviews the client's customer files and direct marketing experience, as well as syndicated research, publicly available marketing data, and relevant historical information and marketing research in the Company's database. In addition, the Company may design, conduct and analyze market surveys or test mailings. From this research and testing the Company defines relevant market segments and their respective sizes and ranks these segments according to their relative potential value to the client.

  The Company also provides clients with a number of standard products derived from its database which contain lists of individuals and households that have commonly requested characteristics. Among these list products are its BehaviorBank list, which contains lifestyle, product consumption and psychographic and demographic information on more than 26 million households in the United States obtained from voluntarily completed consumer surveys; its Families with Children list, which contains information on more than 17 million families with 26 million children; and various databases with information concerning homeowners, such as the Realty list, which contains more than 28 million homeowners, and the New Homeowners list, which contains information on more than two million new owners of homes.

  The Company provides lists to approximately 15,000 clients annually. The Company generates most of its list sales from sales to consumer goods manufacturers, financial institutions, magazine publishers, mail order houses and not-for-profit organizations. These lists are used primarily for mass mailings, telephone marketing campaigns and statistical samplings. Except for test mailings, these list orders range in size from 500 to 20 million households and prices generally range from $7 to $250 per thousand names, although certain information can be priced as high as $1,000 per thousand names. Lists are generally delivered in the form of computer tape or mailing labels. See "--Personalization Printing and Lettershop Services."

  The Company provides its list development services from its facilities in Lincoln, Nebraska.

  List Enhancement Services. Metromail's list enhancement services enable a client to process information utilized in direct mail campaigns. These processes help the Company's clients to identify persons on lists supplied by the client who are likely to respond favorably to the client's mailing, improve deliverability of the items mailed and reduce the postage costs of a direct mail campaign. Typically, a client sends to the Company hundreds of lists, aggregating millions of names, which have been rented from list brokers or other sources, and the client's current customers list. Using its computer resources and proprietary software, the Company consolidates these lists, corrects addresses and zip codes and eliminates duplicate names (the merge/purge process) and the client's current customers. A client usually further enhances this consolidated list by incorporating certain of the characteristics contained in the Company's database.

  The Company's database is then used to identify names on the consolidated list who are less likely to respond favorably to the client's mailing. For example, individual information regarding dwelling unit size will be used to assure that a producer of garden products does not mail to an apartment house. Elimination of less-responsive names results in substantial cost savings to the client without significantly compromising the productivity of the mailing.

  The Company also uses its database to enhance a client's proprietary customer list and to make that list more deliverable. The Company has non-exclusive licenses from the United States Postal Service for certain services, such as National Change of Address, Delivery Sequence File and Locatable Address Conversion System, to facilitate these processes. These enhancements usually include adding information from the Company's database, eliminating undeliverable addresses and verifying households at a particular address. Zip codes and addresses on a proprietary list can be corrected and telephone numbers can be added. In addition, the Company saves its clients money on the mailing of these enhanced lists by carrier route coding, zip code presorting and overlaying 9-digit zip codes.

  The Company provides list enhancement services to approximately 400 clients annually, most of whom are involved in continuity marketing, financial services, insurance, magazine and book publishing, mail order and catalog merchandising, or retail.

  The Company provides these services primarily from its facilities in Lombard, Illinois.

  Marketing Database. Metromail, through its CIC subsidiary, provides PC-based database marketing products and services to clients that possess a large amount of internal and external data and need a way to assemble and analyze the data from many different perspectives to determine their appropriate marketing initiatives. The Company provides the client the option of creating a database at the client site or CIC's data center, utilizing the Company's proprietary ONDESK or Import database creation software. Once the database is created the customer then uses one of the Company's proprietary access software products, either Customer Insight System or AnalytiX, to access, analyze, manipulate, track, report and control the database information. Customer Insight and ONDESK systems are DOS-based and AnalytiX and Import are the Company's newer products, which are Windows-based systems. The Company's software products are designed to enable its client to maintain its database on its own personal computer for quick desktop access to information. Alternatively, the client can choose to have the Company house the client's database on the mainframe computer in the Company's Lombard data center and, with the use of the Company's proprietary MetroBase software loaded on the client's personal computers, analyze the files contained in the client's database and generate desired reports through on-line access.

  The Company targets a variety of industries for these software products, focusing on the financial services, telecommunications, catalog, publishing, cable television, transportation, entertainment and travel-related services industries. The Company currently supports over 1,400 installations of these products at over 300 client sites. Approximately 37% of the installations are AnalytiX/Import and 63% are Customer Insight/ONDESK systems.

  The Company's software products are licensed to clients, generally for a three-year period. A substantial portion of the license fee is paid at the time the license agreement is entered into with the balance due upon completion of installation. In addition, the Company collects an annual license and maintenance fee that is approximately 20% of the initial license fee. In connection with some installations, the Company, as a service, purchases and re-sells to the client certain computer equipment such as storage devices and other peripherals.

  The Company's experience with respect to renewal of licenses of its DOS-based products has been excellent. In 1995, approximately 90% of the licenses of the DOS-based products that expired were renewed. The Company's Windows-based products were introduced in March 1994 and, because most of the licenses have three-year terms, the Company has had very little experience with renewals of expired licenses.

  The Company provides these services primarily from its facilities in the Denver, Colorado area.

  Personalization Printing and Lettershop Services. Metromail's personalization printing and lettershop services frequently are used in conjunction with list development and enhancement services provided by the Company. In 1995, 19 of the Company's top 25 list development and enhancement clients used these services in addition to its list services. The Company provides processing and mailing services to direct mail advertisers from facilities located in Mt. Pleasant, Iowa; Rutland, Vermont; and Seward, Nebraska.

  Personalization printing involves applying addresses and variable text to direct mail pieces. Lettershop services consist of forms trimming, folding, affixing special items (such as coins, medallion or cards), inserting materials into envelopes, polywrapping, applying address labels and mailing. In connection with these services, the Company uses both addresses generated from its own database and addresses provided by its customers. Lettershop services are typically contracted for on an individual mailing basis. Contracts range in size from relatively small test mailings and statistical samplings to major promotions of up to 25 million pieces.

  The Company is one of the largest providers of lettershop services in the United States. At its three lettershop facilities, the Company has the capacity to insert material in more than 6.5 million envelopes per day, package 10 million product samples per month and polywrap 26 million packages per month. The Company has installed and improved special equipment in its production facilities which permits production of a high volume of polywrapped advertising materials. The Company has also established an integrated computerized system of scheduling, production and inventory control.

  The Company's lettershop services processed over 1.1 billion pieces of mail in 1995. To expedite mailing of materials, United States Postal Service personnel have been permanently assigned to each of the lettershop facilities.

 Reference Services

  On-Line Services. Metromail offers a number of services that involve the need for immediate electronic access to information contained in the Company's database. The most important of these services are the Company's National Directory Assistance service and its MetroNet service.

  The Company's National Directory Assistance service provides operators employed by subscribers to the service with on-line access to a database consisting of more than 108 million residential, business and government listings, as well as on-line access to the electronic directory assistance databases maintained by the regional Bell operating companies. The Company, which commenced this service in 1995, markets this service to telephone companies and other operator service providers and other organizations with high-volume directory assistance needs. To date the Company has entered into contracts for this service with approximately 15 clients. The Company is in various stages of testing with most of these clients and is currently invoicing approximately nine clients for services being provided by the Company. The Company believes that the market for national directory assistance will grow significantly because of the recently enacted telecommunications bill, which permits local telephone companies to provide long-distance service and long-distance carriers to provide local telephone service, and that the various telephone companies will choose to outsource directory assistance to companies such as the Company that are not competitors in the telephone business.

  The Company's MetroNet service provides users with on-line or electronic access to the Company's MetroNet Master file (a subset of the Company's database), change of address files, American Business Information business listings and regional Bell operating companies' electronic directory assistance databases. These services are marketed primarily to collection agencies, consumer finance companies and credit card issuers. This service is used by many of the Company's clients to confirm certain information that is contained on credit applications submitted to them (such as name and address, but not credit history).

  The Company has recently entered into a contractual arrangement with FOUR11 Corporation ("FOUR11"), whereby FOUR11 will establish a web site and offer Internet users free, but limited, access to the Company's basic "white pages" data (names, addresses and telephone numbers). FOUR11 and the Company will share the revenues that FOUR11 will receive from advertisers on the web site. The Company entered into this arrangement to familiarize Internet users with its services and test out the Internet as an alternate distribution channel. The Company does not believe that this arrangement will affect in any material respect its other services for the following reasons. First, this free access will not be suitable for commercial applications due to the limited number of telephone records a user will be permitted to access and download and the length of time it will take to perform these functions. Second, the Company will update these "white pages" on a quarterly basis. Thus, this information will not be as current as the information provided through its other on-line reference services. Finally, the service will not provide other important demographic information, which is available to commercial users of the Company's other marketing-oriented on-line reference services.

  Directory Publishing Services. Metromail publishes the Cole directories, local "reverse" directories covering 150 urban and suburban areas in the United States and Canada, including New York, Boston, Philadelphia, Dallas and Houston. These directories, which contain approximately 32 million residential and business listings, are available either in printed form or on CD-ROM. The directories are derived from the

Company's database and contain listings arranged by street address and telephone number. Many of the directories also include census demographic data on a neighborhood basis and historical data, such as duration of residence.

  The Company has approximately 48,000 clients annually for the printed Cole directories and approximately 3,000 clients for its Cole and MetroSearch CD-ROM products. The clients for these products are principally collection agencies, financial institutions, government agencies, insurance brokers and agents, local merchants such as home improvement businesses, and real estate brokers. The Cole directories are primarily used by clients to market products or services to prospects or to identify individuals at specific addresses or telephone numbers within a specific geographic area. The Cole directories are leased on an annual subscription basis for prices ranging from $75 to over $600, depending on the size of the market. In 1995, approximately 77% of leases for Cole directories were renewed.

  The Company publishes, prints and binds the Cole directories at its Lincoln, Nebraska facility. In addition, the Company provides certain printing and binding services for other publishers of short-run directories.

  The Company also provides the National Look-Up Subscriber and 900 Service, an operator-based, directory assistance service that provides users with name, address, telephone number and neighbor information. The Company's operators provide this service through on-line access to the MetroNet Data Base. Information may be requested in a number of ways, including "street address look-up" (furnishing a street address and obtaining the occupant's name, telephone number, length of residence, dwelling type and similar information concerning three of the closest neighbors); "telephone number look-up" (furnishing a telephone number and obtaining the name and address of the occupant); and "national name look-up" (furnishing a full name and geographic area and obtaining the address, telephone number, length of residence and dwelling type for all possible matches).

INTERNATIONAL OPERATIONS

  Metromail's international operations currently consist primarily of its operations in the United Kingdom of ICD, a compiler of lists primarily through the use of surveys, and Data by Design, a provider of database marketing consulting services. ICD has been distributing consumer lifestyle surveys in the United Kingdom since 1988 and is the largest distributor of mailed consumer lifestyle surveys in the United Kingdom. The proprietary database compiled by ICD through these surveys consists of approximately five million names, one million of which have been added in the past year. ICD sells information derived from this database to over 700 clients, primarily clients involved in fast-moving consumer goods, mail order and financial services. It also generates sales by including in its surveys specific questions of interest to a particular client.

  The Company is exploring opportunities to develop consumer lifestyle databases in Europe. Any expansion outside the United Kingdom would likely be done, if at all, in a joint venture with a strategic partner that has credibility and resources in the particular market and would likely involve development of databases through use of surveys. Any such joint venture could involve a contribution of the Company's U.K. operations to the joint venture.

COMPETITION

  The markets in which Metromail competes are highly competitive and fragmented. While a number of large companies and many smaller competitors provide certain of the direct marketing and reference services provided by the Company, the Company believes that it provides the broadest range of these types of services of any company in the direct marketing and reference service industries. Nevertheless, some competitors have, and potential competitors may have, materially greater financial, technical and marketing resources than the Company that would allow them to compete effectively with the Company in respect of some or all of its direct marketing and reference services.

 Direct Marketing Services

  List Development Services. Metromail's list development services compete with several large national companies, smaller regional providers and other forms of media. The Company's national competitors include

Acxiom Corporation ("Acxiom"), Database America Information Services Inc., Donnelley Marketing, Inc., a privately held company that is unaffiliated with R.R. Donnelley ("Donnelley Marketing"), R.L. Polk and Company ("Polk") and TRW Information Systems and Services. Many of the Company's national competitors specialize in the development of national lists focused on a particular type of information, such as automobile or real estate purchasers. The Company's regional competitors specialize in the development of lists that focus primarily on a particular type of information targeted to a defined region of the United States. In addition, the Company's list development services may experience competition from other forms of media during periods when its clients' marketing budgets are reduced. This competition may come in the form of broadcast and print media, which may be used by larger, national clients, or in the form of less sophisticated direct marketing, such as coupons and mailbox inserts used by smaller regional clients.

  List Enhancement Services. The Company's list enhancement services compete with some of the national competitors described above, such as Acxiom and Donnelley Marketing, and with Advo, Inc., Direct Marketing Technology Inc., Harte-Hanks Communications, Inc. ("Harte-Hanks"), May & Speh, Inc. and Neodata, Inc., in respect of targeted groups of clients. The Company believes, however, that it provides list enhancement services to a broader range of clients than do such competitors.

  Marketing Database Services. The Company's marketing database services compete with some of the national competitors described above, such as Acxiom and Harte-Hanks, who also have the ability to provide other direct marketing services to their clients, and with smaller software and computer service bureau companies, such as Okra Marketing Corporation and Red Brick Systems, Inc., which do not offer other direct marketing services to their clients.

  Lettershop Services. The Company's lettershop services compete with the internal capabilities of its clients, and with Donnelley Marketing, Jetson Mailers, Inc., Mailman, Inc. and United Mailing Services, as well as numerous smaller companies. The Company believes that its lettershop services are important competitive adjuncts to its other direct marketing services.

  Competitive Factors. In its list development and list enhancement services, Metromail competes on the basis of the quality, accuracy and completeness of its database, its market analysis and segmentation capabilities and the other list enhancement services it offers. The Company competes in its marketing database services on the basis of the quality of its software products. The Company competes in lettershop services on the basis of the capabilities and efficiencies of its equipment and employees, which enable it to handle large and complicated orders in a timely manner. Price is also a competitive factor for all the direct marketing services the Company provides. Although the Company believes that its competitive strengths enable it to compete effectively with its current competitors in the direct marketing services industry, there can be no assurance that other companies, some of which may have greater resources or better sources of data than the Company, will not begin competing with respect to one or more of the direct marketing services provided by the Company.

 Reference Services

  On-line Services. The Company's National Directory Assistance service competes with Acxiom and Pro-CD, Inc. and local telephone companies in the regions where such companies provide local telephone service. The Company's MetroNet service competes with CDB Infotek Inc., Computer Graphics and First Data Corporation.

  Directory Publishing Services. The Company's Cole directories publishing service competes with Polk in many of the geographic areas for which the Company publishes directories and with other smaller, regional publishers in certain geographic areas. Metromail also competes with several smaller companies, such as Acxiom, in respect of the Company's national consumer white pages directories offered in CD-ROM form.

  Competitive Factors. In its reference services, Metromail competes on the basis of the quality, accuracy and scope of the information contained in its database, the quality of its customer service and price. With respect to its on-line services, two critical competitive factors are the ability to be contacted by the user and the response time. Although the Company believes that it is well positioned to compete on these bases, there can be no assurance that other companies, some of which may offer reference services superior to, or cheaper than, those provided by the Company will not begin competing with the reference services offered by the Company.

SALES AND MARKETING

  Metromail markets its products through a combination of sales channels, which include national account sales representatives, regional sales representatives, telemarketing, direct mail, third-party brokers and resellers and referrals through sales representatives of R.R. Donnelley. The Company believes its sales and marketing efforts have been successful, in part, because of its ability to use the appropriate sales channel to reach a prospective group of clients.

 Direct Marketing Services

  The Company has marketed its direct marketing services through its national account sales representatives, telemarketing, direct mail, third-party brokers and resellers and referrals through sales representatives of R.R. Donnelley. The Company has over 60 national account sales representatives, located primarily in New York and Chicago, who service the Company's largest direct marketing clients. The Company's national account sales representatives, each of whom has particular knowledge of his or her clients' industries, offer to these larger direct marketing clients a high level of customer service and overall knowledge of the Company's products. Historically, the Company has targeted the sales of its direct marketing services to small and mid-size businesses through telemarketing and direct mailings. The Company has expanded these marketing efforts by using the regional sales representatives that currently market the Company's directory publishing services.

 Reference Services

  The Company has a seven person sales force that markets the Company's on-line reference services to potential clients. Sales representatives in the Company's regional sales offices market the Company's directory publishing services, and the Company also uses telemarketing to expand its market for these services. The Company has successfully used its regional sales force to market new products to its directory publishing service clients, such as the use of CD-ROM versions of the Cole directories, and uses that sales force to market list products and services of the Company to small and mid-size businesses.

REGULATION

  Although the manner in which Metromail collects, uses and transfers certain types of data is regulated in certain respects at the federal level and by certain states, as described below, Metromail's business is not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally, including regulations concerning the environment.

  In response to growing concerns about individual privacy and the collection, distribution and use of information about individuals, the Direct Marketing Association, which is the leading trade association of direct marketers (the "DMA"), has established certain guidelines for fair information practices which it recommends be followed by participants in the direct marketing industry. The Company was actively involved in the formulation of the DMA's guidelines, and many of the Company's significant direct marketing clients have adopted and implemented such guidelines. In addition, the Company has adopted and is implementing fair information practices, principles and procedures which supplement those of the DMA. See "Business--Metromail's Database." One of the guidelines suggested by the DMA is that direct marketers refrain from soliciting by mail or telephone those individuals who have contacted the DMA and have asked that they not be the subject of unrequested solicitations. To make compliance with this guideline possible, the DMA maintains the Mail Preference Service and the Telephone Preference Service, consisting of lists of those individuals who have notified the DMA that they wish to "opt out" of receiving mail or telephone solicitations. The DMA makes these lists available to participants in the direct marketing industry who subscribe to these services. The Company is a subscriber and receives updated lists from the DMA monthly and promptly removes from its database all information concerning the individuals who appear on the DMA lists.

  Growing privacy concerns have also led to increased federal and state regulation of the collection, use and transfer of information about individuals and of direct marketers and their activities. Examples of laws regulating the use of information include laws adopted by a number of states precluding the use of information derived from voter registration records, real estate files and driver's licenses and the federal Driver's Privacy Protection Act of 1994, which becomes effective in 1997. Under this act, each state will be prohibited from disclosing personal information contained in motor vehicle department records for bulk use in surveys, marketing or solicitations, unless the state has implemented a procedure whereby each driver has the opportunity to prohibit such use of information about such driver. Examples of laws regulating direct marketers and their activities include: state laws requiring telemarketers to be bonded or registered; a Federal Trade Commission regulation prohibiting telemarketers from making a call to a person who previously has stated that he or she does not wish to receive a call made by or on behalf of the seller whose goods or services are being offered; and federal and state restrictions on the use by telemarketers of automatic dialing and artificial voices or prerecorded messages. For a discussion of two bills pending before Congress, see "Risk Factors--Regulation of Data
Collection and the Direct Marketing Industry."

PROPRIETARY INFORMATION

  Metromail's success is in large part dependent upon its proprietary information and technology. The Company relies on a combination of copyright, trade secret and contract protection to establish and protect its proprietary rights in its products and technology. The Company generally enters into confidentiality agreements with its management and programming staff and limits access to and distribution of its proprietary information. The Company also has implemented a number of procedures and controls designed to prohibit unauthorized access to the Company's computerized databases. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary rights or information or independent third party development of substantially similar products and technology. Although the Company believes that its products and technology do not infringe any proprietary rights of others, the growing use of copyrights and patents to protect proprietary rights has increased the risk that third parties will increasingly assert claims of infringement in the future.

LITIGATION; GOVERNMENT INQUIRIES

  The Company is subject to various claims and legal actions which arise in the ordinary course of business. The Company believes such claims and legal actions, individually and in the aggregate, will not have a material adverse effect on the business or financial condition of the Company.

  On April 18, 1996, a purported class action seeking restitution, actual and exemplary damages in an unspecified amount and injunctive relief was filed in Texas state court against the Company, R.R. Donnelley, CIDS, the Texas Department of Criminal Justice, the executive director of the Texas Department of Criminal Justice and the chairman of the Texas Board of Criminal Justice alleging, among other things, that the collection by the Company of certain consumer survey information was fraudulently undertaken and that the processing of surveys by Texas prisoners on behalf of the Company was negligent and in violation of privacy rights. The Company intends to defend vigorously this suit. The Company has removed the case to the United States District Court for the Western District of Texas and has filed a motion to dismiss all counts against it. If the motion is not granted, the Company intends to challenge certification of the class, and the Company believes that if such challenge is successful, this litigation would not have a material adverse effect on the Company. However, because this litigation is in its early stages, it is not possible to make a meaningful determination of the ultimate outcome or to make an estimate of the loss, if any, should the outcome be unfavorable. The Company has made a preliminary estimate that its costs of litigating the case will be $1.5 million. R.R. Donnelley has agreed to pay the legal fees and expenses incurred by the Company in defending the case. No assurances can be given that the costs of litigating this case will not exceed $1.5 million or that this litigation will not result in a material adverse effect on the Company's business, operating results or financial condition. See "Risk Factors--Litigation and Government Inquiries with Respect to Use of Data" and Note 15 of Notes to Consolidated and Combined Financial Statements of Metromail.

  In 1995, the Company settled two lawsuits filed against it which involved allegations that it had used certain voter registration information in violation of laws. One lawsuit involved a complaint filed against the Company in 1992 by Aristotle Industries, Inc., a company that publishes and sells political and election-related information products ("Aristotle"). This complaint arose from a contract entered into by the Company and Aristotle in 1990 pursuant to which the Company agreed to perform certain list enhancement services for Aristotle in connection with lists of registered voters in certain jurisdictions to be supplied by Aristotle. In its complaint, Aristotle alleged that the Company had failed to perform the enhancement services properly, prematurely terminated the contract and used certain of the voter data supplied by Aristotle in violation of the contract and of law. The Company denied these allegations and counter-claimed for amounts owed by Aristotle to the Company. The parties entered into a settlement agreement in February, 1995, pursuant to which the Company paid an aggregate of $2.7 million ($2.0 million of which was in consideration for the acquisition of voter data from 16 states) to Aristotle, John Aristotle Phillips, the founder and President of Aristotle ("Phillips"), and Dean Aristotle Phillips and released all claims against them; Aristotle delivered to the Company a database containing voter records from certain jurisdictions; and Aristotle and the two individuals released all claims against the Company, except Phillips did not release the Company or its affiliates from any claim he may have to enforce any rights of R.R. Donnelley solely in his capacity as a shareholder of R.R. Donnelley.

  The second lawsuit was a purported class action seeking compensatory and punitive damages filed against the Company in California state court in December, 1994 alleging, among other things, that inclusion of California voter registration data in the Company's databases resulted in invasions of privacy in violation of laws. Following removal of the case from state court to federal court, in March, 1995, the court dismissed the lawsuit on the joint motion of the parties. The court found, among other things, that the action was not legally maintainable as a class action. Under the terms of the settlement agreement pursuant to which the joint motion was brought, the Company paid the plaintiffs $40,000, representing attorneys' fees and costs incurred by them in the action, and agreed (without admitting that it had engaged in any illegal or wrongful activity) that it will not obtain or utilize California voter registration records for any unlawful purpose and to delete from its database age information, if any, obtained improperly from California voter registration data.

  During the last two years, the Company has held discussions with several federal and state government agencies concerning its alleged misuse of voter registration data and its use of telephone surveys to confirm certain information derived from such voter registration data. With respect to the telephone surveys, the Company discussed with the Federal Trade Commission a 1971 Consent Order entered into against Metromedia, Inc., a prior owner of certain of the Company's assets. The Company informed the FTC of its belief that the Company was not an entity that was subject to the Consent Order and that, even if it were, the telephone surveys in question did not come within the scope of the Consent Order. In July 1995, the FTC advised R.R. Donnelley that it had closed its investigation into this matter and would not be taking any action against the Company. No action has been taken against the Company by any government agency with respect to alleged misuse of voter registration data or telephone surveys, and the Company currently has no reason to believe that any such actions will be taken against it.

TECHNOLOGY

 Computer Operations

  The Company's data centers run on computer systems designed to provide advanced processing capabilities, provide flexibility to meet the Company's and its clients' changing needs and contain costs. The Company's mainframe computer system consists of two IBM ES9000 computers, one located at the Lombard data center and one located at the Lincoln data center. The IBM ES9000 computer located at the Lincoln data center has 173 MIPS (millions of instructions per second) of processing power and the IBM ES9000 located at the Lombard data center has 223 MIPS of processing power. The ES9000 platform allows for expansion of processing capacity to approximately 3,000 MIPS, without significant infrastructure changes. Other data center components include robotic tape subsystems, DASD and high-speed laser, LED and compact printers. The Company also supports alternate platforms from IBM, Hewlett Packard and Sequent, which have approximately a terabyte of DASD attached to them.

  The Company expects to complete in the second quarter of 1996 a major redesign of the file structure of its database. This redesign, which commenced in 1994 and is currently in a test phase, takes advantage of new relational software and parallel processing hardware technology. The new database structure is expected to reduce the costs and time of adding newly acquired data to the database, permit concurrent processing of a number of separate jobs and reduce processing times.

 Disaster Recovery

  The Company has in place extensive plans in the event either of its data centers is damaged by fire, power loss, telecommunications failure or similar event. The Company has an agreement with Comdisco Disaster Recovery Services, Inc. ("CDRS"), pursuant to which CDRS will provide both immediate mainframe computer support at a CDRS "hot site" to run one of the Company's data centers if it is temporarily unavailable (less than six weeks) and long-term facilities sufficient to house computer equipment at a CDRS "cold site" in the event the Lombard data center is unavailable for an extended period of time (from six weeks to one year). The Company believes it would be able to have operations from an affected data center moved to a CDRS "hot site" and operational within 24 hours. In addition, the Company has an agreement with Comdisco, Inc., CDRS's parent, a leading provider of leased high technology equipment, pursuant to which the Company may access inventory and services of Comdisco, Inc., to minimize the recovery time for the Lombard data center while its operations are being processed through one of the CDRS "hot sites."

  The Company has taken other measures to protect its computer equipment, stored information and its operating capabilities, which include off-site storage of back-up data at three separate locations, the use of redundant power supplies at each of its data centers and a Halon fire suppression system which is designed to extinguish a fire without damaging computer equipment. The Company conducts recovery exercises several times per year and encourages its clients to join in this process.

FACILITIES

  The Company's principal executive offices and one of the Company's data centers are located in Lombard, Illinois, where the Company leases a 115,000 square foot facility pursuant to a lease expiring in 2001 and a 19,000 square foot facility pursuant to a lease expiring in 2000. The Company also owns a 233,000 square foot facility in Lincoln, Nebraska, which includes the Company's second data center, and lettershop facilities in Mt.
Pleasant, Iowa (211,000 square feet); Seward, Nebraska (161,000 square feet); and Rutland, Vermont (113,000 square feet). The Company leases its 31 regional sales offices, pursuant to leases that in general have three-year terms. The Company's marketing database services operate from offices in the Denver, Colorado area, where the Company is moving into a 54,000 square foot leased facility in May.

EMPLOYEES

  As of March 31, 1996, the Company had approximately 3,155 employees, of whom approximately 3,065 were located in the United States and 90 were located in the United Kingdom. The domestic employees included approximately 270 officers and managerial employees, 275 employees engaged in sales or sales support and 210 programmers, system engineers and systems analysts. The domestic employees also include approximately 1,500 hourly employees, most of whom are engaged in providing lettershop services. The Company employs part-time workers as needed, primarily in lettershop services.

  None of the Company's employees is covered by a collective bargaining agreement. The Company believes that its relations with its employees are good.

                                  MANAGEMENT

DIRECTORS

  The Board of Directors currently consists of four members elected by R.R. Donnelley. The Board of Directors is divided into three classes serving staggered terms as follows: Class I, comprised of one person and serving for a term expiring at the 1997 Annual Meeting of Stockholders; Class II, comprised of one person and serving for a term expiring at the 1998 Annual Meeting of Stockholders; and Class III, comprised of two persons and serving for a term expiring at the 1999 Annual Meeting of Stockholders. Following the expiration of the initial term, directors will serve for three year terms. The Company expects that two independent directors will be added to the Board following the consummation of the Offering, and that such directors will serve on the Audit Committee and the Compensation Committee of the Board of Directors. No individuals have currently been identified to serve as such independent directors. Information with respect to those individuals who currently serve as directors of the Company is set forth below.

                                      INITIAL
                                       TERM
            NAME            AGE       EXPIRES                 POSITION
            ----            ---       -------                 --------
      Barton L. Faber        49        1999         Chairman and Director
      Susan L. Henricks      45        1998         President and Chief Executive
                                                    Officer and Director
      Peter F. Murphy        40        1999         Director
      Jonathan P. Ward       42        1997         Director

  Barton L. Faber has been Chairman of the Company since January 1996. He has served as President, Information Resources of R.R. Donnelley from January 1995 to the present, with the senior management of the Company reporting to him. He will resign from that position with R.R. Donnelley upon completion of the Offering. From September 1989 until January 1995, he was President, Information Services of R.R. Donnelley. Prior to that time, he was Vice President and Director, Information Services of R.R. Donnelley in 1989, Vice President, Corporate Development of R.R. Donnelley from April 1985 until 1989, and Group Manager, Business Development and Analysis of R.R. Donnelley from the time he joined R.R. Donnelley in January 1985 until April 1985. Prior to joining R.R. Donnelley, he held various positions with Mobil Oil Corporation and Ramada Europe. Mr. Faber has been a director of the Company since July 1995. He is also a member of the board of directors of Alphagraphics, Inc., Dataware Technologies, Inc., GeoSystems Global Corporation and Xeikon N.V.

  Susan L. Henricks has been President and Chief Executive Officer of the Company since July 1995. She was President of the Company from May 1995 until July 1995. Ms. Henricks joined the Company in 1986 and served as Reference and Information Services Division President from 1990 to May, 1995, Senior Vice President, Information Services in 1989, Vice President, Data Processing in 1988 and Vice President of Production from 1986 to 1988. Prior to joining the Company, she held various positions with CNA Insurance Company, Centerre Bank, N.A. and The Signature Group. Ms. Henricks has been a director of the Company since January 1996.

  Peter F. Murphy has been Vice President and Corporate Controller of R.R. Donnelley since April 1995. From 1994 until April 1995 Mr. Murphy was Director, Financial Reporting of R.R. Donnelley. Prior to joining R.R. Donnelley, he was with Kraft General Foods, Inc. where he served as Assistant Controller--International from May 1992 until May 1994 and Assistant Corporate Controller from 1989 until 1992, and was general practice manager with Coopers & Lybrand from 1983 until 1989. Mr. Murphy has been director of the Company since February 1996. He is also a member of the board of directors of Test Drive Corporation.

  Jonathan P. Ward has been Executive Vice President and Sector President, Commercial Print Sector of R.R. Donnelley since January 1995. Mr. Ward joined R.R. Donnelley in 1977 and has held a number of positions, including Sector President, Commercial Print Sector of R.R. Donnelley in 1994, President, Merchandise Media of R.R. Donnelley from 1992 to 1994 and President, Financial Services of R.R. Donnelley in 1991. Mr. Ward has been a director of the Company since February 1996. He is also a member of the board of directors of Siegwerk, Inc.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Audit Committee will be responsible for reviewing with management the financial controls, accounting and audit and reporting activities of the Company. The Committee will review the qualifications of the Company's independent auditors, make recommendations to the Board of Directors as to the selection of independent auditors, review the scope, fees and results of any audit and review non-audit services and related fees provided by the independent auditors. The members of the Audit Committee have not yet been appointed. The Company intends to appoint the two independent directors to this committee.

  The Compensation Committee will be responsible for the administration of all salary and incentive compensation plans for the officers and key employees of the Company, including bonuses. The Committee will also administer the Company's 1996 Stock Incentive Plan. The members of the Compensation Committee have not yet been appointed. The Company intends to appoint the two independent directors to this committee.

  The Board of Directors does not have a nominating committee. The selection of nominees for the Board of Directors will be made by the entire Board of Directors.

EXECUTIVE OFFICERS

  Information with respect to those individuals who currently serve as executive officers of the Company is set forth below, except that information with respect to Mr. Faber and Ms. Henricks is set forth above under "Management--Directors." Executive officers of the Company are appointed annually by the Board of Directors and serve until their successors have been duly elected and qualified.

   NAME                 AGE POSITION
   ----                 --- --------
   Barton L. Faber      49  Chairman and Director
   Susan L. Henricks    45  President and Chief Executive Officer and Director
   Philip H. Bonello    44  Senior Vice President and General Manager, On-Line Services
   Ronald G. Eidell     52  Senior Vice President and Chief Financial Officer
   Tery R. Larrew       42  President, Customer Insight Company
   Thomas J. Quarles    46  Senior Vice President, General Counsel and Chief Administrative Officer
                            and Secretary
   Michael T. Reynolds  46  Senior Vice President and General Manager, Enhancement Services
   Mac E. Rodgers       37  Senior Vice President and General Manager, List and Cole Services

  Philip H. Bonello has served as Senior Vice President and General Manager, On-Line Services of the Company since July 1995. Since joining the Company in 1986, he was Vice President, Electronic Services and Vice President, Marketing Research from 1993 to 1995, Director of Marketing from 1992 to 1993 and Director of Corporate Planning from 1986 to 1992. Prior to joining the Company, he held various positions with Coopers & Lybrand from 1984 to 1986 and DePaul University from 1980 to 1994.

  Ronald G. Eidell has been Senior Vice President and Chief Financial Officer of the Company since February 1996. He has served as Senior Vice President, Finance of R.R. Donnelley from January 1996 to the present. He will resign from that position upon completion of the Offering. From 1991 until January 1996, he was Senior Vice President and Treasurer of R.R. Donnelley. Prior to that time, he was Vice President and Treasurer of R.R. Donnelley from 1988 to 1991, Treasurer of R.R. Donnelley in 1988 and Controller of R.R. Donnelley from 1982 to 1986. From February 1987 until rejoining R.R. Donnelley in 1988, he was Vice President--Chief Financial Officer and Treasurer of Advanced Systems, Inc.

  Tery R. Larrew has served as President, Customer Insight Company since 1989. Prior to that time, he was a Principal at Pinnacle Management Corporation and held various positions at First Financial Management Corporation.

  Thomas J. Quarles has been Senior Vice President, General Counsel and Chief Administrative Officer of the Company since February 1996 and Secretary of the Company since April 1996. He has served as Senior Vice President and General Counsel of R.R. Donnelley from February 1996 to the present. He will resign from that position upon completion of the Offering. From February 1995 to February 1996, he was Senior Vice President and General Counsel, Law, Environmental and Government Affairs of R.R. Donnelley. From January 1991 until February 1995, he was Vice President and Associate General Counsel of Ameritech Corporation. From April 1985 until December 1990 he was Vice President and General Counsel of Ameritech Publishing, Inc. and from 1979 until March 1985, he was general attorney for Michigan Bell Telephone Company.

  Michael T. Reynolds has served as Senior Vice President and General Manager, Enhancement Services of the Company since July 1995. From 1992 to 1995, he was Vice President, Small Business/Alternate Channels of the Company and from 1990 to 1992 he was Vice President, Sales of the Company. Prior to joining the Company, he was Director of Sales and Marketing at Acxiom Corporation from 1986 to 1990 and held various positions with Systematics from 1984 to 1986 and IBM from 1976 to 1983.

  Mac E. Rodgers has served as Senior Vice President and General Manager, List and Cole Services of the Company since July 1995. Mr. Rodgers joined the Company in 1984 and served as Vice President, Sales from 1993 to July 1995 and Vice President and Plant Manager from 1990 to 1993, along with various production and managerial assignments.

COMPENSATION OF DIRECTORS

  Directors do not currently receive an annual retainer or other compensation for serving as directors. It is anticipated that, following completion of the Offering, directors who do not receive compensation as officers or employees of the Company will be compensated for serving as directors, including an annual retainer fee and a fee for each meeting of the Board of Directors that they attend.

EXECUTIVE COMPENSATION

  The following table sets forth compensation information for the Company's Chairman, the other four most highly compensated executive officers of the Company serving as such on December 31, 1995, the Company's former Chairman, and one former executive officer who would have been among the four most highly compensated executive officers on December 31, 1995 had she not ceased employment prior to such date. The compensation of Mr. Faber reflected in the table was paid by R.R. Donnelley. The restricted stock and stock options reflected in the table represent shares of restricted common stock, par value $1.25 per share, of R.R. Donnelley ("R.R. Donnelley Common Stock") and options to purchase shares of R.R. Donnelley Common Stock, respectively.

                          SUMMARY COMPENSATION TABLE

                                                              LONG-TERM COMPENSATION
                                                           -----------------------------
                                  ANNUAL COMPENSATION             AWARDS         PAYOUTS
                              ---------------------------- --------------------- -------
                                                 OTHER     RESTRICTED SECURITIES
                                                 ANNUAL      STOCK    UNDERLYING  LTIP   ALL OTHER
NAME AND PRINCIPAL            SALARY   BONUS  COMPENSATION  AWARD(S)   OPTIONS/  PAYOUTS  COMPEN-
POSITION                 YEAR   ($)     ($)      ($)(1)      ($)(2)    SARS (#)  ($)(3)  SATION ($)
- ------------------       ---- ------- ------- ------------ ---------- ---------- ------- ----------
Barton L. Faber......... 1995 275,000 100,047    10,016     286,875     13,500   220,559     4,665(4)
 Chairman
Susan L. Henricks....... 1995 216,233  70,420     6,716     286,875     12,000        --        --
 President and Chief
 Executive Officer
Tery R. Larrew.......... 1995 147,710 109,008     2,583          --      6,000        --        --
 President, Customer
 Insight Company
Michael T. Reynolds..... 1995 169,400  40,168       700          --      7,500        --        --
 Senior Vice President
  and General
 Manager, Enhancement
  Services
Mac E. Rodgers.......... 1995 175,550  53,653     6,010          --      7,500        --        --
 Senior Vice President
  and General
 Manager, List and Cole
  Services
James D. McQuaid........ 1995 280,008 114,233     9,320          --         --   244,028 1,176,187(5)
 Former Chairman and
 Chief Executive Officer
Marjorie L. Schaffner... 1995 207,200  36,115        --          --         --        --        --
 Former Division
  President,
 List Enhancement
  Division

- --------
(1) Included in this column is the amount of the 50% employer matched contribution under the R.R. Donnelley Stock Purchase Plan. Under this Plan, officers, selected managers and key staff employees are permitted to contribute up to 5% of their gross annual salary and bonus from the prior year toward the purchase during the first quarter of the next year of R.R. Donnelley Common Stock. An additional 50% of the amount contributed by the employee is contributed toward the purchase of R.R. Donnelley Common Stock for the employee's account, and another 20% of the amount the employee contributes is paid in cash to the employee to assist in the payment of taxes owed by the employee as a result of the matched contribution. This 20% cash payment is also included in this column.
(2) Values of Restricted Stock Awards shown in the Summary Compensation Table are based on the closing price of R.R. Donnelley Common Stock on the date of grant. As of December 31, 1995, B.L. Faber held 17,100 shares of restricted R.R. Donnelley Common Stock, valued at $673,313 in the aggregate; S. L. Henricks held 7,500 shares of restricted R.R. Donnelley Common Stock, valued at $295,313 in the aggregate; and none of the other individuals named above held any shares of restricted R.R. Donnelley Common Stock. Values as of December 31, 1995 of restricted R.R. Donnelley Common Stock are based on the closing price of R.R. Donnelley Common Stock on December 29, 1995. Dividends are paid on restricted R.R. Donnelley Common Stock at the same rate and at the same time as on the R.R. Donnelley Common Stock. All restricted R.R. Donnelley Common Stock vests on the fifth anniversary of the date of grant.
(3) Dollar value of payouts on long-term performance awards granted in 1993.
(4) Premiums paid by R.R. Donnelley in connection with whole life insurance policies which are owned by Mr. Faber.
(5) Consists of $9,187 in premiums paid by the Company in connection with whole life insurance policies which are owned by Mr. McQuaid, $567,000 to be paid by R.R. Donnelley in annual installments beginning on January 1, 2000 and $150,000 payable annually by R.R. Donnelley for each of the years 1996 through 1999. For more information concerning Mr. McQuaid's retirement agreement, see "--Agreement with Retired Executive."

                           OPTION/SAR GRANTS IN 1995

  The following table sets forth information for the individuals named in the Summary Compensation Table regarding grants in 1995 of options to purchase R.R. Donnelley Common Stock.

                                       INDIVIDUAL GRANTS
                         ---------------------------------------------
                          NUMBER OF    PERCENT OF
                          SECURITIES     TOTAL
                          UNDERLYING    OPTIONS    EXERCISE
                         OPTIONS/SARS   GRANTED    OR BASE              GRANT DATE
                           GRANTED    TO EMPLOYEES  PRICE   EXPIRATION PRESENT VALUE
NAME                        (#)(1)     IN 1995(2)   ($/SH)     DATE       ($)(3)
- ----                     ------------ ------------ -------- ---------- -------------
Barton L. Faber.........    13,500        0.27     38.0625  12/14/2005    175,365
Susan L. Henricks.......    12,000        0.24     38.0625  12/14/2005    155,880
Tery R. Larrew..........     6,000        0.12     38.0625  12/14/2005     77,940
Michael T. Reynolds.....     7,500        0.15     38.0625  12/14/2005     97,425
Mac E. Rodgers..........     7,500        0.15     38.0625  12/14/2005     97,425
James D. McQuaid........        --          --        --        --          --
Marjorie L. Schaffner...        --          --        --        --          --

- --------
(1) Options become exercisable (at fair market value on the date of grant) over a four year period, with 20% of the shares becoming exercisable at the beginning of each of the second, third and fourth years following the date of grant and with the remaining portion of the option becoming exercisable at the end of the fourth year, unless the vesting schedule is accelerated to become fully exercisable upon death, retirement, disability or a change in control as defined in R.R. Donnelley's 1995 Stock Incentive Plan.
(2) Represents the percent of total options to purchase R.R. Donnelley Common Stock granted in 1995 to employees of R.R. Donnelley and its subsidiaries.
(3) The Black-Scholes option pricing method has been used to calculate present value as of date of grant, December 15, 1995. The present value as of the date of grant, calculated using the Black-Scholes method, is based on assumptions about future interest rates, stock price volatility and dividend yield. The Black-Scholes model is a complicated mathematical formula widely used to value exchange traded options. However, stock options granted by R.R. Donnelley to its officers and those of its subsidiaries differ from exchange traded options in three key respects: options granted by R.R. Donnelley to its officers and those of its subsidiaries are long-term, non-transferable and subject to vesting restrictions while exchange traded options are short-term and can be exercised or sold immediately in a liquid market. The Black-Scholes model relies on several key assumptions to estimate the present value of options, including the volatility of and dividend yield on the security underlying the option, the risk-free rate of return on the date of grant and the term of the option. In calculating the grant date present values set forth in the table, a factor of 21.177% has been assigned to the volatility of the Common Stock; based on daily stock market quotations for the twelve months preceding the date of grant, the yield on the R.R. Donnelley Common Stock has been set at 1.89%; and based upon its annual dividend rate of $.72 per share at the date of grant, the risk-free rate of return has been fixed at 5.71%, the rate for a ten year U.S. Treasury Note on the date of grant as reported in the Federal Reserve Statistical Release, and the exercise of the options has been assumed to occur at the end of the actual option term of ten years. There is no assurance that these assumptions will prove to be true in the future. Consequently, the grant date present values set forth in the table are only theoretical values and may not accurately determine present value. The actual value, if any, that may be realized by each individual will depend on the market price of R.R. Donnelley Common Stock on the date of exercise.

    AGGREGATED OPTION/SAR EXERCISES IN 1995 AND YEAR-END OPTION/SAR VALUES

  The following table sets forth certain information for the individuals named in the Summary Compensation Table regarding the exercise in 1995 of options to purchase R.R. Donnelley Common Stock and their holdings of unexercised options to purchase R.R. Donnelley Common Stock as of December 31, 1995.

                                                NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                                               UNDERLYING UNEXERCISED         IN-THE-MONEY
                           SHARES                   OPTIONS/SARS              OPTIONS/SARS
                          ACQUIRED    VALUE        AT 12/31/95 (#)         AT 12/31/95 ($)(2)
                         ON EXERCISE REALIZED ------------------------- -------------------------
NAME                         (#)      ($)(1)  EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE
- ----                     ----------- -------- ------------------------- -------------------------
Barton L. Faber.........    4,000     78,938        87,400/49,100           1,440,559/364,175
Susan L. Henricks.......       --         --        29,900/27,100             446,019/159,138
Tery R. Larrew..........       --         --         2,000/14,000              20,700/89,550
Michael T. Reynolds.....       --         --         9,800/14,700             130,563/76,938
Mac E. Rodgers..........       --         --         7,200/14,700              84,200/76,938
James D. McQuaid........       --         --        56,100/24,900             851,625/235,875
Marjorie L. Schaffner...   19,000    404,375        53,400/15,100             923,394/145,638

- --------
(1) The value realized equals the aggregate amount of the excess of the fair market value on the date of exercise (the average of the high and low prices of R.R. Donnelley Common Stock as reported in the New York Stock Exchange Composite Transactions report for the exercise date) over the relevant exercise price(s).
(2) The value is calculated based on the aggregate amount of the excess of the average of the high and low prices of R.R. Donnelley Common Stock as reported in the New York Stock Exchange Composite Transactions Report for December 29, 1995 over the relevant exercise price(s).

                   LONG-TERM INCENTIVE PLANS--AWARDS IN 1995

  The following table describes the Long-Term Performance Awards granted under the R.R. Donnelley 1995 Stock Incentive Plan in 1995 to the individuals named in the Summary Compensation Table. Each of the awards will vest at the end of the performance period which extends from January 1, 1995 to December 31, 1997. Payout with respect to the award to Mr. Faber is based on (i) R.R. Donnelley performance during this period, measured by the return on average stockholders' equity, with the potential for increased payout if net asset growth is also achieved, (ii) the performance of the information services sector of the business of R.R. Donnelley, measured by revenue and earnings, and (iii) business development. Payout with respect to the awards to Ms. Henricks and Mr. McQuaid is based on R.R. Donnelley performance during the period January 1, 1995 to December 31, 1997, measured by the return on average stockholders' equity, with the potential for increased payout if net asset growth is also achieved, and the performance of the information services sector of the business of R.R. Donnelley, measured by cumulative earnings and return on net assets. The R.R. Donnelley performance factor is weighted 50% in the total calculation for each award and the information services sector performance factors are weighted 50% in the aggregate in the total calculation for each award. The awards are to be paid in cash or R.R. Donnelley Common Stock or a combination of both, in the discretion of the Human Resources Committee of the Board of Directors of R.R. Donnelley. The Human Resources Committee has the discretion to adjust the aggregate amount payable under any award to reflect special circumstances. The dollar amounts listed in the table below assume payment is made entirely in cash. Maximum net asset growth has been assumed in the calculation of the estimated future payouts at the target and maximum levels and no net asset growth has been assumed in the calculation of the estimated future payouts at the threshold level.

                                             ESTIMATED FUTURE PAYOUTS
                              PERFORMANCE        UNDER NON-STOCK
                 NUMBER OF     OR OTHER         PRICE-BASED PLANS
               SHARES, UNITS  PERIOD UNIT  ---------------------------------
                 OR OTHER    MATURATION OR THRESHOLD    TARGET      MAXIMUM
NAME             RIGHTS(#)      PAYOUT     ($ OR #)    ($ OR #)    ($ OR #)
- ----           ------------- ------------- ---------   --------    --------
Barton L.
 Faber........       --        1995-1997    $96,250(1) $256,667(1) $ 385,000(1)
Susan L.
 Henricks.....       --        1995-1997    $98,438(1) $262,500(1) $ 393,750(1)
Tery R.
 Larrew.......       --               --         --          --           --
Michael T.
 Reynolds.....       --               --         --          --           --
Mac E.
 Rodgers......       --               --         --          --           --
James D.
 McQuaid......       --        1995-1997    $98,000(2) $261,333(2) $ 392,000(2)
Marjorie L.
 Schaffner....       --               --         --          --           --

- --------
(1) Payout, if any, will be made by R.R. Donnelley and will be pro rated from January 31, 1995 through the date of the completion of the Offering.
(2) In January, 1998, Mr. McQuaid will be paid by R.R. Donnelley one-third of the payment, if any, that would have been paid to him. See "--Agreement with Retired Executive."

RETIREMENT BENEFIT PLAN

  Under the Company's Retirement Benefit Plan, employees who met the eligibility requirements accrued in 1995 an annual retirement benefit computed at the rate of 1.5% on compensation up to "covered compensation," and 2% on compensation in excess of "covered compensation" but not in excess of $150,000 (the maximum amount of compensation for 1995 on which benefits can accrue under current law). The compensation covered by the Plan includes wages and salaries, supplementary compensation and commissions. An employee's "covered compensation" for a year is the average of the Social Security wage bases for the 35-year period ending with such year. Benefits are paid monthly after retirement for the life of the participant (straight life annuity amount) or, if the participant is married or has elected an optional benefit form, in an actuarially reduced amount for the life of the participant and the participant's surviving spouse or other surviving person named as a contingent member. Benefits under the Retirement Benefit Plan are limited to the extent required by provisions of the Internal Revenue Code and the Employee Retirement Income Security Act of 1974. If payment of actual retirement benefits is limited by such provisions, an amount equal to any reduction in retirement benefits will be paid as a supplemental benefit under the Unfunded Supplemental Benefit Plan adopted by the Board of Directors in 1995.

  The following table contains information concerning annual benefits payable pursuant to the Retirement Benefit Plan on a straight life annuity basis upon retirement at age 65 for the individuals named in the Summary Compensation Table. These benefits include the annual benefits to be paid at age 65 computed on service through December 31, 1995, estimated additional annual benefits which may be earned in the future, assuming the individuals, other than Mr. McQuaid and Ms. Schaffner, continue in the Company's employ to age 65 and current compensation levels remain unchanged, and total estimated annual benefits on retirement at age 65.

                                               ESTIMATED ADDITIONAL ANNUAL TOTAL ESTIMATED ANNUAL
                            ANNUAL BENEFITS      BENEFITS ON RETIREMENT       BENEFITS COMPUTED
                         TO BE PAID AT AGE 65           AT AGE 65            ON SERVICE THROUGH
                            ON THE BASIS OF      FOR SERVICE AFTER 1995       DECEMBER 31, 1995
                            SERVICE THROUGH     ASSUMING CONTINUATION OF   PLUS BENEFITS WHICH MAY
INDIVIDUAL               DECEMBER 31, 1995 ($) EMPLOYMENT UNTIL AGE 65 ($) BE EARNED IN FUTURE ($)
- ----------               --------------------- --------------------------- -----------------------
Barton L. Faber.........        49,993                   119,345                   169,338
Susan L. Henricks.......        26,685                    96,970                   123,655
Tery R. Larrew..........           -- (1)                    -- (1)                    -- (1)
Michael T. Reynolds.....        17,347                    77,633                    94,980
Mac E. Rodgers..........        16,521                   125,967                   142,488
James D. McQuaid........           -- (2)                    -- (2)                    -- (2)
Marjorie L. Schaffner...        57,068                    77,593                   134,661

- --------
(1) Not covered by the Company's Retirement Benefit Plan.
(2) Mr. McQuaid retired as Chairman and Chief Executive Officer as of December 31, 1995. Commencing 1996, Mr. McQuaid will receive an annual benefit of $45,387 to be paid until the later of his or his spouse's death.

EMPLOYMENT AGREEMENTS

  Mr. Faber has entered into a four-year employment agreement with the Company commencing on the closing of the Offering. The agreement provides for an annual base salary of $310,000 with a pro-rated bonus opportunity for 1996 to earn up to 100% of base salary if certain pre-established net income criteria are met by the Company. Bonus opportunities for 1997 and later years will be determined by the Board of Directors of the Company or a committee of the Board. Mr. Faber will be granted, subject to the closing of the Offering, ten-year options to purchase 170,000 shares of Common Stock at a purchase price equal to the initial public offering price and 17,000 shares of Common Stock in the form of restricted stock. See "--Stock Plans."

  Ms. Henricks has also entered into a four-year employment agreement with the Company commencing on the closing of the Offering. The agreement provides for an annual base salary of $255,000 with a pro-rated bonus opportunity for 1996 to earn up to 90% of base salary if certain pre-established net income criteria are met by the Company. Bonus opportunities for 1997 and later years will be determined by the Board of Directors of the Company or a committee of the Board. Ms. Henricks will be granted, subject to the closing of the Offering, ten-year options to purchase 170,000 shares of Common Stock at a purchase price equal to the initial public offering price and 17,000 shares of Common Stock in the form of restricted stock. See "--Stock Plans."

  Each of Mr. Faber's and Ms. Henricks' employment agreement provides for a severance payment equal to (i) one and one-half times base salary minus the amount of any disability benefits where termination is by reason of disability or (ii) one and one-half times base salary where termination is by the Company for any reason other than for cause or by the executive upon breach by the Company of the agreement or for good reason. A severance payment will not be payable where termination is by the Company for cause, by the executive for any reason other than upon breach by the Company of the agreement or for good reason, or by reason of the executive's retirement or death. Each agreement also contains customary provisions providing for the non-disclosure of confidential information and an agreement not to compete with the Company for a period of 18 months after the termination of the agreement.

  Mr. Larrew entered into an employment agreement with CIC in connection with the Company's acquisition of CIC in 1994. The agreement provides for Mr. Larrew's employment by CIC as its President and a director through December 31, 1997. The agreement provides Mr. Larrew with a minimum annual salary of $136,260 and the opportunity to earn a pro-rated bonus up to 100% of his annual salary upon satisfaction of certain revenue, profit, customer satisfaction and pre-determined operations objectives relative to CIC. In addition, the agreement requires CIC to pay Mr. Larrew a retention bonus equal to $300,000 if Mr. Larrew is employed by CIC on the third anniversary of CIC's acquisition by the Company. Pursuant to the agreement, R.R. Donnelley granted Mr. Larrew stock options for 8,000 shares of R.R. Donnelley Common Stock. Pursuant to the agreement, Mr. Larrew agreed not to compete with CIC or any affiliate of CIC within North America and Europe during the term of the agreement and, upon the prior written notice from CIC and the payment of $100,000 in four quarterly installments, for one year after the termination of the agreement.

AGREEMENT WITH RETIRED EXECUTIVE

  James D. McQuaid retired as Chairman and Chief Executive Officer of the Company effective December 31, 1995. Pursuant to an agreement dated July 26, 1995 between Mr. McQuaid and R.R. Donnelley and its affiliates, the aggregate principal amount of $567,000 was credited on December 31, 1995 to a hypothetical account (the "Account") maintained for Mr. McQuaid by R.R. Donnelley. Interest is credited to the outstanding principal amount, commencing January 1, 1996 at a rate equal to Moody's Aaa corporate bond rate. The sum of $150,000 is to be paid out and charged to such account on January 1, 2000 and on each January 1 thereafter (or in the case of the last such installment, such lesser amount as shall remain in the Account) until the first to occur of the death of Mr. McQuaid or depletion of the Account by reason of the charges to the Account for such distributions. Any amount remaining in the Account at the time of Mr. McQuaid's death will be paid to a beneficiary designated by Mr. McQuaid or, if such designation has not been made, to his estate. Mr. McQuaid has agreed not to engage in activities that compete with the business of the Company for a period ending on the earlier of
(i) December 31, 2001 or (ii) two years following a "change of control" of the Company, which will occur upon the consummation of the Offering. In consideration for such agreement, the Company has agreed to pay Mr. McQuaid $12,500 per month commencing January, 1996 and ending December, 1999; provided that, prior to the occurrence of a change of control, the Company may extend such noncompetition period upon payment of $125,000 per year and provided that the Company has agreed to pay Mr. McQuaid on the effective date of a change of control all amounts that would otherwise be due to Mr. McQuaid under the agreement for the balance of the term of the agreement had the change of control not occurred. In consideration of Mr. McQuaid's agreement to make himself available for up to 200 days per year for consulting services during the period commencing January 1, 1996 and ending December 31, 1997, the Company has agreed to pay Mr. McQuaid $8,333 per month. For the period January 1, 1998 through December 31, 1999, Mr. McQuaid will be paid $2,000 for each day during which his consulting services are requested by the Company and made available by Mr. McQuaid. These amounts are payable in addition to such amounts as Mr. McQuaid is entitled to receive under R.R. Donnelley's plans for retired employees and pursuant to stock awards and short- and long-term incentive awards previously granted to Mr. McQuaid.

STOCK PLANS

  In connection with the Offering, the Board of Directors of the Company has adopted, and R.R. Donnelley as the Company's sole stockholder has approved, the Company's 1996 Stock Incentive Plan and the Company's 1996 Broad-Based Employee Stock Plan. The Company has reserved for issuance under the 1996 Stock Incentive Plan and the 1996 Broad-Based Employee Stock Plan an aggregate of 1,600,000 shares of Common Stock. Options to purchase Common Stock have been granted under the 1996 Stock Incentive Plan, subject to closing of the Offering, as follows: 170,000 options to Barton L. Faber; 170,000 options to Susan L. Henricks; 50,000 options to Tery R. Larrew; 50,000 options to Michael
T. Reynolds; 50,000 options to Mac E. Rodgers; and 623,000 options to other employees of the Company; and shares of restricted Common Stock have been granted under the 1996 Stock Incentive Plan, subject to the closing of the Offering, as follows: 17,000 shares to Barton

L. Faber and 17,000 shares to Susan L. Henricks. Each such option will have an exercise price equal to the initial public offering price, will have a 10-year term and will become exercisable with respect to one-quarter of the shares of Common Stock subject to the option on each of the first four anniversaries of the closing of the Offering. The shares of restricted Common Stock will vest with respect to one-quarter of the shares on each of the first four anniversaries of the closing of the Offering. The Company expects to grant an aggregate of approximately 155,000 shares of Common Stock under the 1996 Broad-Based Employee Stock Plan upon closing of the Offering through the grant of options to purchase 50 shares of Common Stock to each employee of the Company (other than officers and certain U.K. employees) as of the date of closing. Each such option will have an exercise price equal to the initial public offering price, will have a 10-year term and will become exercisable on the third anniversary of the closing of the Offering.

                          OWNERSHIP OF CAPITAL STOCK

SECURITY OWNERSHIP OF COMPANY BY MANAGEMENT

  Prior to the completion of the Offering, no director or executive officer of the Company beneficially owns any equity securities of the Company. The Company has granted, subject to the completion of the Offering, to certain executive officers and other key employees of the Company, restricted shares of Common Stock and options to purchase Common Stock under the 1996 Stock Incentive Plan. See "Management--Employment Agreements" and "--Stock Plans."

SOLE STOCKHOLDER OF THE COMPANY

  The following table sets forth certain information regarding the beneficial ownership by R.R. Donnelley of the Common Stock (i) immediately prior to the Offering and (ii) as adjusted to reflect the sale of the shares of Common Stock offered hereby (assuming the U.S. Underwriters' over-allotment option is not exercised). R.R. Donnelley has or will have sole voting and investment power with respect to all shares indicated as beneficially owned by R.R. Donnelley.

                                       PRIOR TO OFFERING      AFTER OFFERING
                                      -------------------- --------------------
                                                PERCENT OF           PERCENT OF
      NAME AND ADDRESS                 NUMBER     CLASS     NUMBER     CLASS
      ----------------                --------- ---------- --------- ----------
      R. R. Donnelley & Sons Company
      77 West Wacker Drive
      Chicago, Illinois 60601........ 8,600,000    100%    8,600,000   41.7%

PRINCIPAL STOCKHOLDERS OF R.R. DONNELLEY

  The following table lists the beneficial ownership of R.R. Donnelley Common Stock with respect to all persons known to the Company to be the beneficial owner of more than 5% of R.R. Donnelley Common Stock. The information shown was furnished by Northern Trust Corporation. The percentage of outstanding R.R. Donnelley Common Stock owned by Northern Trust Corporation is based on outstanding shares of R.R. Donnelley Common Stock as of December 31, 1995.

                                                          AMOUNT AND
                                                          NATURE OF     PERCENT
      NAME AND ADDRESS                                    BENEFICIAL      OF
      OF BENEFICIAL OWNER                                 OWNERSHIP      CLASS
      -------------------                                 ----------    -------
      Northern Trust Corporation
      50 South LaSalle Street
      Chicago, Illinois 60675............................ 16,454,020(1)  10.69%

- --------
(1) Northern Trust Corporation is the parent holding company for The Northern Trust Company and other affiliates and files one Schedule 13G to report beneficial ownership by all such entities of R.R. Donnelley Common Stock. Includes shares as to which Northern Trust Corporation has or shares investment and voting power as follows: sole investment power, 5,143,910 shares (3.34%); shared investment power, 9,735,909 shares (6.32%); sole voting power, 10,100,383 shares (6.56%); shared voting power, 2,576,123 shares (1.67%).

BENEFICIAL OWNERSHIP OF R.R. DONNELLEY COMMON STOCK BY DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  The following table sets forth, as of December 31, 1995, the number of shares of R.R. Donnelley Common Stock beneficially owned by each director of the Company, each of the individuals named in the Summary Compensation Table and all directors and executive officers of the Company as a group. Unless otherwise indicated, the beneficial owner has sole voting and investment power with respect to the indicated shares. The aggregate amount of all R.R. Donnelley Common Stock beneficially owned by such directors and executive officers represents less than one percent of the outstanding R.R. Donnelley Common Stock.

                                                                    AMOUNT AND
                                                                    NATURE OF
                                                                    BENEFICIAL
      NAME OF BENEFICIAL OWNER                                      OWNERSHIP(1)
      ------------------------                                      ----------
      Barton L. Faber..............................................  113,065
      Susan L. Henricks............................................   39,253(2)
      Tery R. Larrew...............................................    2,159
      Peter F. Murphy..............................................    3,840
      Michael T. Reynolds..........................................   10,214
      Mac E. Rodgers...............................................    8,363
      Jonathan P. Ward.............................................  136,197
      James D. McQuaid.............................................   16,878
      Marjorie L. Schaffner........................................      --
      Directors and seven executive officers as a group............  380,148

- --------
(1) Includes shares which could be acquired by exercise of stock options as follows: Mr. Faber, 87,400 shares; Ms. Henricks, 29,900 shares; Mr. Larrew, 2,000 shares; Mr. Murphy, 1,000 shares; Mr. Reynolds, 9,800 shares; Mr. Rodgers, 7,200 shares; Mr. Ward, 94,700 shares; and all directors and seven executive officers as a group, 276,870 shares.
(2) Includes 291 shares owned by spouse and 120 shares which could be acquired by exercise of stock options held by spouse.

                       RELATIONSHIP WITH R.R. DONNELLEY

GENERAL

  Prior to the Offering, the Company was a wholly owned subsidiary of R.R. Donnelley. R.R. Donnelley is a world leader in managing, reproducing and distributing print and digital information for the publishing, retailing, merchandising and information-technology markets and specializes in the production of catalogs, inserts, magazines, book, directories, and financial and computer documentation.

  Upon completion of the Offering, R.R. Donnelley will own 8,600,000 shares of Common Stock, representing approximately 41.7% of the outstanding shares of Common Stock (approximately 38.4%, if the U.S. Underwriters exercise their over-allotment option in full), and will be the Company's largest stockholder. Consequently, R.R. Donnelley will be able to significantly influence such actions as the election of directors of the Company, the approval of matters submitted for stockholder approval or preventing a potential takeover. Currently, three of the four members of the Board of Directors of the Company are officers of R.R. Donnelley, one of whom will cease being an officer of R.R. Donnelley upon completion of the Offering. The Company anticipates that, following the Offering, the Board of Directors will be increased to six members and two additional directors who are not affiliated with R.R. Donnelley or the Company will be elected by the Board of Directors to fill the vacancies.

  Since its acquisition by R.R. Donnelley, the Company funded its operations, capital expenditures and acquisitions in part through borrowings from a subsidiary of R.R. Donnelley. The net proceeds of the Offering will be used to repay amounts owed to R.R. Donnelley and its subsidiaries. See "Use of Proceeds" and Notes to Consolidated and Combined Financial Statements of Metromail.

  Prior to the Offering, the Company obtained certain services from, and provided certain services to, R.R. Donnelley, participated in a number of employee benefit plans maintained by R.R. Donnelley and was included as part of R.R. Donnelley's federal income tax and certain other tax returns. Prior to the completion of the Offering, the Company will enter into certain agreements with R.R. Donnelley relating to these matters. None of these agreements resulted from "arm's length" negotiations. For additional information concerning the relationship of the Company and R.R. Donnelley see "Risk Factors--Principal Stockholder; Potential Conflicts of Interest; Possible Future Sales of Common Stock by R.R. Donnelley."

  The following summary description of the agreements to be entered into between its Company and R.R. Donnelley does not purport to be complete and is qualified in its entirety by reference to the agreements, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

TRANSITION SERVICES AGREEMENT

  R.R. Donnelley currently provides certain administrative services to the Company. Charges for these services have been allocated by R.R. Donnelley to the Company based on various formulas which reasonably approximate the actual costs incurred. The expenses recorded by the Company for these allocations were approximately $1.1 million, $1.4 million, $1.8 million and $0.4 million for the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1996, respectively. See Note 3 of Notes to Consolidated and Combined Financial Statements of Metromail.

  Prior to completion of the Offering, the Company and R.R. Donnelley will enter into the Transition Services Agreement, pursuant to which R.R. Donnelley or its affiliates will agree to perform certain legal, environmental, real estate, risk management and tax services for the Company, and the Company will agree to furnish R.R. Donnelley certain financial information. The Company will be charged fees and expenses for such services that the Company believes are at least as favorable to it as could be obtained from unaffiliated parties for comparable services or arrangements. No assurances can be made, however, that the Company could not obtain such services at lower prices from a third party. The Transition Services Agreement will be in effect for the period commencing upon closing of the Offering and ending on December 31, 1996, except with respect to tax services, the provision of which will end on January 31, 1997. In addition, the Company may request an extension of the term of the Agreement as it relates to tax services for a period of twelve months by giving written notice to R.R. Donnelley by November 1, 1996, although R.R. Donnelley is not required to agree to such request.

SALES AGREEMENT

  The Company sells products and services to clients who are also customers of R.R. Donnelley. For certain of these sales, primarily involving sales to catalogers and retailers, the Company's clients are billed by R.R. Donnelley, with R.R. Donnelley then allocating to the Company the portion of the net sales attributable to the services performed by the Company, as agreed by the Company and its client. The net sales of the Company billed in this manner totalled approximately $22.8 million, $20.9 million, $22.7 million and $5.3 million for the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1996, respectively.

  Prior to completion of the Offering, the Company and R.R. Donnelley will enter into the Sales Agreement, pursuant to which R.R. Donnelley will agree that if it identifies certain opportunities for sales of services of the type that the Company provides from among R.R. Donnelley's current and prospective customers, it will obtain detailed requirements regarding the sales opportunity and, prior to soliciting any competitor of the Company to provide the services, request a quotation from the Company for the Company's terms of providing the services. If the Company furnishes a quotation and if R.R. Donnelley successfully sells the services of the Company to the customer, R.R. Donnelley will, following performance of the services, invoice and seek to collect the amounts owed from the customer for the services provided by the Company. Upon collection of such amounts from the customer, R.R. Donnelley will pay over the collected amount less two percent. The initial term of the Sales Agreement will end on December 31, 1998.

BENEFIT ADMINISTRATION SERVICES AGREEMENT

  The Company currently participates in various employee benefit plans which are sponsored by R.R. Donnelley. These programs include medical, dental and life insurance and workers compensation. The Company has reimbursed R.R. Donnelley for its proportionate cost of these programs based on historical experience and relative headcount. The Company recorded expense related to the reimbursement of these costs of approximately $6.2 million, $7.3 million, $8.8 million and $3.1 million in the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1996, respectively. See Note 3 of Notes to Consolidated and Combined Financial Statements of Metromail.

  The Company also participates in a post retirement benefit program sponsored by R.R. Donnelley which provides certain post retirement medical and life insurance benefits. The Company has reimbursed R.R. Donnelley for its proportionate cost of these programs based on an actuarial estimation of the proportionate costs attributable to all of the Company's employees. The Company recorded expense related for the reimbursement of these costs of approximately $1.9 million, $2.1 million, $1.8 million and $0.5 million in the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1996, respectively. See Note 3 of Notes to Consolidated and Combined Financial Statements of Metromail.

  The Company also participates in a stock purchase plan for selected managers and key employees sponsored by R.R. Donnelley. Under the plan, the Company is required to contribute an amount equal to 70% of participants' contributions (which are limited to 5% of compensation considered for plan purposes), of which 50% is applied to the purchase of R.R. Donnelley Common Stock and 20% is paid in cash. Amounts charged to expense by the Company for this plan were $0.4 million, $0.6 million, $0.3 million and $0.1 million for the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1996, respectively. See Note 3 of Notes to Consolidated and Combined Financial Statements of Metromail

  Prior to completion of the Offering, the Company and R.R. Donnelley will enter into the Benefit Administration Services Agreement. Under this agreement, (i) R.R. Donnelley will permit the Company to continue to participate in the welfare plans of R.R. Donnelley until the Company has established its own welfare plans, which it will do as soon as practicable after the completion of the Offering; (ii) the Company will assume the liability to provide retiree medical and life insurance benefits with respect to active employees who have not yet satisfied the age and service eligibility requirements to receive such benefits, with R.R. Donnelley retaining the liability to provide retiree benefits to all active and terminated employees who have met the age and service requirements for eligibility as of the completion of the Offering; and (iii) the Company will cease being a participant in the R.R. Donnelley stock purchase plan.

  The Benefit Administration Services Agreement will also provide that the Company will reimburse R.R. Donnelley for (1) the actual cost of benefits provided under R.R. Donnelley's employee benefit plans for Company employees during the period in which the Company continues to participate in such plans following the Offering and (2) the Company's pro rata share of administration and plan asset management expenses incurred in the operation of these plans during such period.

DATA CENTER SERVICES AGREEMENT

  The Company is currently providing computer processing services for R.R. Donnelley and its subsidiaries. The costs reimbursed by R.R. Donnelley for these services (reflected as a reduction in costs of sales) totalled approximately $2.8 million, $3.1 million, $3.5 million and $0.9 million for the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1996, respectively. See Note 3 of Notes to Consolidated and Combined Financial Statements of Metromail. Prior to the completion of the Offering, the Company will enter into a Data Center Services Agreement with R.R. Donnelley. Under the Data Center Services Agreement, the Company will provide to R.R. Donnelley general computer and data processing services, including mainframe processing and technical software systems support and data processing for R.R. Donnelley's internal business purposes. The Data Center Services Agreement will be in effect for the period commencing on the closing of the Offering and ending on December 31, 1998. After December 31, 1998, the Data Center Services Agreement will automatically renew unless terminated by either party upon six months' notice. R.R. Donnelley will pay the Company an annualized fee of $4.3 million for the Company's services under the agreement during the period ending on December 31, 1996 and, thereafter, the yearly fee will be adjusted according to changes in R.R. Donnelley's service needs and increased by an amount equal to the average published consumer price index increase for the preceding 12 months, measured at September 30 of each year, provided that such increases shall not exceed six percent per year.

TAX ALLOCATION AND INDEMNIFICATION AGREEMENT

  The Company is currently included in the consolidated federal income tax return of R.R. Donnelley and files on a combined basis with R.R. Donnelley in certain states. Thus, rather than paying income taxes directly in these jurisdictions, the Company currently makes tax sharing payments to R.R. Donnelley pursuant to R.R. Donnelley's tax allocation policy. In general, R.R. Donnelley's tax allocation policy provides that the consolidated or combined tax liability is allocated among the entities in the consolidated or combined group based principally upon taxable income, credits, preferences and other amounts directly related to each entity. Upon completion of the Offering, the Company will no longer be permitted to be included in such consolidated and combined tax returns. Instead, it will file its own federal, state and local income tax returns and pay its own taxes on a separate company basis. Pursuant to a Tax Allocation and Indemnification Agreement to be entered into by the Company and R.R. Donnelley prior to completion of the Offering, however, the Company will remain obligated to pay to R.R. Donnelley any income taxes shown on such consolidated and combined tax returns, generally to the extent attributable to the Company, for calendar year 1995 and for the tax period (the "Interim Period") beginning on January 1, 1996 and ending on the date of the consummation of the Offering (to the extent that it has not previously paid such amounts to R.R. Donnelley). In addition, if the income tax liability shown on any such consolidated or combined tax return for the Interim Period and attributable to the Company is adjusted as a result of an action of a taxing authority or a court, then the Company will pay to R.R. Donnelley the full amount of any increase in such tax liability (together with any applicable interest and penalties). Under federal regulations, the Company will be subject to several liability for the consolidated federal income taxes for any tax year (including the Interim Period) in which it was a member of the R.R. Donnelley federal consolidated group (whether or not such taxes are attributable to the Company). R.R. Donnelley has agreed to indemnify the Company against such liability and any similar liability under state and local law. R.R. Donnelley has also agreed to indemnify the Company against any increase in the Company's income taxes (whether or not related to taxes paid on a consolidated or combined basis) for periods prior to January 1, 1996 that results from an action of a taxing authority or a court (except to the extent such increase provides tax benefits to the Company for periods beginning on or after January 1, 1996, in which case the sum of such tax benefits will be retained by R.R. Donnelley or paid by the Company to R.R. Donnelley).

              DESCRIPTION OF CAPITAL STOCK AND CORPORATE CHARTER

  The authorized capital stock of the Company consists of 75,000,000 shares of Common Stock, par value $.01 per share, and 20,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). The following summary description of the capital stock, Restated Certificate of Incorporation and By-laws of the Company does not purport to be complete and is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation and By-laws, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part (see "Available Information"), and to the Delaware General Corporation Law ("DGCL").

COMMON STOCK

  Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. See "Dividend Policy." Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of holders of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in the Offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK

  The Board of Directors has the authority, subject to certain limitations prescribed by law, without further vote or action by the stockholders, to issue from time to time the Preferred Stock in one or more classes or series and to fix or alter the designations, powers, preferences, rights and any qualifications, limitations or restrictions of the shares of each such class or series thereof, including the dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), liquidation preferences and the number of shares constituting each such class or series. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions or other corporate purposes, may have the effect of delaying, deferring or preventing a change of control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

CERTAIN CHARTER AND BY-LAW PROVISIONS

  Certain provisions of the Company's Restated Certificate of Incorporation and By-laws, summarized in the following paragraphs, may be considered to have an anti-takeover effect and may delay, deter or prevent a tender offer, proxy contest or other takeover attempt that a stockholder might consider to be in such stockholder's best interest, including such an attempt as might result in payment of a premium over the market price for shares held by stockholders.

 Classified Board of Directors

  The Company's Restated Certificate of Incorporation provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. Classification of the Board of Directors expands the time required to change the composition of a majority of directors and may tend to discourage a proxy contest or other takeover bid for the Company. Moreover, under the DGCL, in the case of a corporation having a classified board of directors, the stockholders may remove a director only for cause. These provisions, when coupled with provisions of the Company's Restated Certificate of Incorporation authorizing only the Board of Directors to fill vacant directorships, will preclude stockholders of the Company from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies with their own nominees.

 Special Meetings of Stockholders

  The Company's By-laws provide that special meetings of stockholders may be called by the Chairman of the Board or the President and shall be called by the President or the Secretary at the request in writing of a majority of the Board of Directors of the Company.

 Advance Notice Requirements for Stockholder Proposals and Director
Nominations

  The Company's By-laws provide that stockholders seeking to bring business before a meeting of stockholders, or to nominate candidates for election as directors at a meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive office of the Company, not less than 60 days nor more than 90 days prior to the scheduled meeting (or, if a special meeting, not later than the close of business on the tenth day following the earlier of (i) the day on which such notice of the date of the meeting was mailed, or (ii) the day on which public disclosure of the date of the special meeting was made). The By-laws also specify certain requirements pertaining to the form and substance of a stockholder's notice. These provisions may preclude some stockholders from making nominations for directors at an annual or special meeting or from bringing other matters before the stockholders at a meeting.

 No Action by Written Consent of the Stockholders

  The Company's Restated Certificate of Incorporation does not allow the stockholders of the Company to take action by written consent.

 Delaware Takeover Statute

  Section 203 of the DGCL ("Section 203") prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which such person became an interested stockholder unless: (i) prior to such date, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or (ii) upon becoming an interested stockholder, the stockholder then owned at least 85% of the voting stock, as defined in Section 203; or
(iii) subsequent to such date, the business combination is approved by both the Board of Directors and by holders of at least 66 2/3% of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder. For these purposes, the term "business combination" includes mergers, asset sales and other similar transactions with an "interested stockholder." An "interested stockholder" is a person who, together with affiliates and associates, owns (or, within the prior three years, did own) 15% or more of the corporation's voting stock. Pursuant to the Restated Certificate of Incorporation, the Company has expressly elected not to be governed by Section 203; provided that this election does not become effective until March 5, 1997 and will not apply to a business combination with R.R. Donnelley.

 Limitations of Liability

  The Company's Restated Certificate of Incorporation contains a provision that is designed to limit the directors' liability to the extent permitted by the DGCL and any amendments thereto. Specifically, directors will not be held liable to the Company or its stockholders for an act or omission in such capacity as a director, except for liability as a result of: (i) a breach of the duty of loyalty to the Company or its stockholders, (ii) actions or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of an improper dividend or improper repurchase of the Company's stock under
Section 174 of the DGCL, or (iv) actions or omissions pursuant to which the director will receive an improper personal benefit. The principal effect of the limitation of liability provision is that a stockholder is unable to prosecute an action for monetary damages against a director of the Company unless the stockholder can demonstrate one of the specified bases for liability. This provision, however, does not eliminate or limit director liability arising in connection with causes of action brought under the federal securities laws. The Company's Restated Certificate of Incorporation does not eliminate its directors' duty of care. The inclusion of this provision in the Company's Restated Certificate of Incorporation may, however, discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited the Company and its stockholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a director's breach of the duty of care.

 Indemnification

  The Company's By-laws also provide that the Company will indemnify its directors and officers to the fullest extent permitted by Delaware law. The Company is generally required to indemnify its directors and officers for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director's or officer's position with the Company or another entity that the director or officer serves at the Company's request, subject to certain conditions, and to advance funds to its directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceedings or acted in good faith and in what was reasonably believed to be a lawful manner in the Company's best interest.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have outstanding 20,600,000 shares of Common Stock (22,400,000 shares if the over-allotment option granted to the U.S. Underwriters is exercised in full). Of these shares, the 12,000,000 shares to be sold in the Offering (13,800,000 shares if such over-allotment option is exercised in full) will be freely tradeable without restrictions or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares purchased by an "affiliate" of the Company which will be subject to the resale limitations of Rule 144 ("Rule 144") under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 8,600,000 outstanding shares of Common Stock, which were acquired for purposes of Rule 144 by R.R. Donnelley in 1987, are deemed "restricted securities" within the meaning of Rule 144. These "restricted securities" may not be sold in the absence of registration under the Securities Act other than in accordance with Rule 144 or another exemption from registration.

  In general, under Rule 144 as currently in effect, a person (including an "affiliate" (as that term is defined under the Securities Act)) who beneficially owns shares that are "restricted securities" as to which at least two years have elapsed since the later of the date of acquisition of such securities from the issuer or from an affiliate of the issuer, and any affiliate who owns shares that are not "restricted securities," is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock (206,000 shares following completion of the Offering assuming the over-allotment option granted to the U.S. Underwriters is not exercised) or the average weekly trading volume in the Common Stock in composite trading on all exchanges during the four calendar weeks preceding such sale. A person (or persons whose shares are aggregated) who is not deemed an "affiliate" of the Company and who has beneficially owned restricted securities as to which at least three years have elapsed since the later of the date of the acquisition of such securities from the issuer or from an affiliate of the issuer is entitled to sell such shares under Rule 144 without regard to the volume limitations described above. The foregoing summary of Rule 144 is not intended to be a complete description thereof.

  Prior to the Offering, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, that market sales of share of Common Stock, or the availability of such shares for sale, will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. Although R.R. Donnelley in the future may effect sales or other dispositions of Common Stock that would reduce its ownership interest in the Company, R.R. Donnelley has advised the Company it has no plans to do so. See "Relationship with R.R. Donnelley." In connection with the Offering, subject to certain exceptions, the Company and R.R. Donnelley have agreed not to offer, pledge, sell or otherwise dispose of, directly or indirectly, any shares of Common Stock (or any security convertible into or exercisable or exchangeable for Common Stock) for a period of 180 days after the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated. See "Underwriters."

STOCK OPTIONS AND RESTRICTED STOCK

  In connection with the Offering, the Company expects to grant certain employees 34,000 shares of restricted Common Stock and options to acquire up to an aggregate 1,300,000 shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus. An additional 266,000 shares of Common Stock would be available for future grants under the Company's 1996 Stock Incentive Plan and 1996 Broad-Based Employee Stock Plan. See "Management--Stock Plans."

  The Company intends to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Common Stock issuable under the Company's 1996 Stock Incentive Plan and 1996 Broad-Based Employee Stock Plan, and such registration statements are expected to become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public markets.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
                     FOR NON-U.S. HOLDERS OF COMMON STOCK

  The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock applicable to "Non-United States Holders." A "Non-United States Holder" is any beneficial owner of Common Stock that, for United States federal income or estate tax purposes, as the case may be, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust as such terms are defined in the Internal Revenue Code of 1986, as amended (the "Code"). This discussion is based on the Code and administrative and judicial interpretations as of the date hereof, all of which are subject to change either retroactively or prospectively. This discussion does not address all aspects of United States federal income and estate taxation that may be relevant to Non-United States Holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction or the application of a particular tax treaty. Prospective investors are urged to consult their tax advisors regarding the United States federal, state and local income and other tax consequences, and the non-United States tax consequences, of owning and disposing of Common Stock.

  Proposed United States Treasury Regulations were issued on April 15, 1996 (the "Proposed Regulations") which, if adopted, could affect the United States taxation of dividends on Common Stock paid to a Non-United States Holder. The Proposed Regulations are generally proposed to be effective with respect to dividends paid after December 31, 1997, subject to certain transition rules. It cannot be predicted at this time whether the Proposed Regulations will be adopted as proposed or what modifications, if any, may be made to them. The discussion below is not intended to include a complete discussion of the provisions of the Proposed Regulations, and prospective investors are urged to consult their tax advisors with respect to the effect the Proposed Regulations may have if adopted.

DIVIDENDS

  Subject to the discussion below, any dividend paid to a Non-United States Holder generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. For purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an applicable tax treaty, under current United States Treasury Regulations the Company ordinarily will presume that dividends paid to a holder with an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. Under such Regulations, dividends paid to a holder with an address within the United States generally will be presumed to be paid to a holder who is not a Non-United States Holder and will not be subject to the 30% withholding tax, unless the Company has actual knowledge that the holder is a Non-United States Holder.

  The Proposed Regulations would provide for certain presumptions (which differ from those described above) upon which the Company may generally rely to determine whether, in the absence of certain documentation, a holder should be treated as a Non-United States Holder for purposes of the 30% withholding tax described above. The presumptions would not apply for purposes of granting a reduced rate of withholding under a treaty. Under the Proposed Regulations, to obtain a reduced rate of withholding under a treaty a Non-United States Holder would generally be required to provide an Internal Revenue Service Form W-8 certifying such Non-United States Holder's entitlement to benefits under a treaty together with, in certain circumstances, additional information. The Proposed Regulations also would provide special rules to determine whether, for purposes of determining the applicability of a tax treaty and for purposes of the 30% withholding tax described above, dividends paid to a Non-United States Holder that is an entity should be treated as paid to the entity or those holding an interest in that entity.

  Dividends received by a Non-United States Holder that are effectively connected with a United States trade or business conducted by such Non-United States Holder are exempt from withholding tax. However, such effectively connected dividends are subject to regular United States income tax in the same manner as if the Non-United States Holder were a United States person for federal income tax purposes. A Non-United States Holder may claim exemption from withholding under the effectively connected income exception by filing Internal Revenue Service Form 4224 (Statement Claiming Exemption from Withholding of Tax on Income Effectively Connected With the Conduct of Business in the United States) each year with the Company or its paying agent prior to the payment of the dividends for such year. The Proposed Regulations would replace Form 4224 with Form W-8 and certain additional information. Effectively connected dividends received by a corporate Non-United States Holder may be subject to an additional "branch profits tax" at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty) of such corporate Non-United States Holder's effectively connected earnings and profits, subject to certain adjustments.

  A Non-United States Holder eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States Internal Revenue Service ("IRS").

GAIN ON DISPOSITION OF COMMON STOCK

  A Non-United States Holder generally will not be subject to United States federal income tax with respect to gain realized upon the sale or other disposition of Common Stock unless (i) such gain is effectively connected with a United States trade or business of the Non-United States Holder; (ii) the Non-United States Holder is a non-resident alien individual who holds the Common Stock as a capital asset, is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which such sale or disposition occurs, and either the non-resident alien individual has a "tax home" in the United States or the sale is attributable to an office or other fixed place of business maintained by the non-resident alien individual in the United States; or (iii) the Company is or has been a "United States real property holding corporation" for federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such holder's holding period and certain other conditions are met. The Company has determined that it is not and has never been, and the Company does not believe that it will become, a "United States real property holding corporation" for federal income tax purposes. Non-United States Holders should consult applicable tax treaties, which might result in United States federal income tax treatment on the sale or other disposition of Common Stock different than as described above.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  Generally, the Company must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

  Unless the Company has actual knowledge that a holder is a Non-United States Holder, dividends paid to a holder at an address within the United States may be subject to backup withholding at a rate of 31% if the holder is not an "exempt recipient" as defined in Treasury Regulations (which includes corporations) and fails to provide a correct taxpayer identification number and other information to the Company. Backup withholding will generally not apply to dividends paid to holders at an address outside the United States (unless the Company has knowledge that the holder is a United States person).

  Proceeds from the disposition of Common Stock by a Non-United States Holder effected by or through a United States office of a broker will be subject to information reporting and to backup withholding at a rate of 31% of the gross proceeds unless such Non-United States Holder certifies under penalties of perjury as to its name, address and status as a Non-United States Holder or otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds if the transaction is effected outside the United States by or through a non-United States office of a broker. However, United States information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States if (a) the disposition is made through an office outside the United States of a broker that is either (i) a United States person for United States federal income tax purposes, (ii) a "controlled foreign corporation" for United States federal income tax purposes or (iii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a United States trade or business and (b) the broker fails to maintain documentary evidence in its files that the holder is a Non-United States Holder and that certain conditions are met or that the holder otherwise is entitled to an exemption.

  The Proposed Regulations would, if adopted, alter the foregoing rules in certain respects. Among other things, the Proposed Regulations would provide certain presumptions and other rules under which Non-United States Holders may be subject to backup withholding in the absence of required certifications and would modify the definition of an "exempt recipient" in the case of a corporation.

  Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of United States income taxes, a refund may be obtained, provided that the required documents are filed with the IRS.

ESTATE TAX

  An individual Non-United States Holder who is treated as the owner of Common Stock at the time of such individual's death or has made certain lifetime transfers of an interest in Common Stock will be required to include the value of such Common Stock in such individual's gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax, unless an applicable tax treaty provides otherwise.

                                 UNDERWRITERS

  Under the terms and subject to conditions contained in an Underwriting Agreement dated the date hereof, the U.S. Underwriters named below, for whom Morgan Stanley & Co. Incorporated and Lehman Brothers Inc. are serving as U.S. Representatives, have severally agreed to purchase, and the Company has agreed to sell to them, and the International Underwriters named below, for whom Morgan Stanley & Co. International Limited, Lehman Brothers International (Europe) and Cazenove & Co. are serving as International Representatives, have severally agreed to purchase, and the Company has agreed to sell to them, the respective number of shares of Common Stock set forth opposite the name of such Underwriters below:

                                                                      NUMBER OF
      NAME                                                              SHARES
      ----                                                            ----------
      U.S. Underwriters:
        Morgan Stanley & Co. Incorporated............................
        Lehman Brothers Inc..........................................
                                                                      ----------
          Subtotal...................................................  9,600,000
                                                                      ----------
      International Underwriters:
        Morgan Stanley & Co. International Limited...................
        Lehman Brothers International (Europe).......................
        Cazenove & Co................................................
                                                                      ----------
          Subtotal...................................................  2,400,000
                                                                      ----------
          Total...................................................... 12,000,000
                                                                      ==========

  The U.S. Underwriters and the International Underwriters are collectively referred to as the "Underwriters" and the U.S. Representatives and the International Representatives are collectively referred to as the "Representatives." The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions, including the conditions that no stop order suspending the effectiveness of the Registration Statement of which this Prospectus is a part is in effect and no proceedings for such purpose are pending before or threatened by the Securities and Exchange Commission and that there has been no material adverse change or any development involving a prospective material adverse change in the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, from that set forth in such Registration Statement. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any are taken.

  Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any U.S. Shares (as defined below) for the account of anyone other than a United States or Canadian Person (as defined below) and
(ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any International Shares (as defined below) for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any International Shares or distribute any prospectus relating to the International Shares within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the U.S. Underwriters and the International Underwriters are referred to herein as the "U.S. Shares" and the "International Shares," respectively.

  Pursuant to the Agreement Between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price of any shares sold shall be the Price to Public set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

  Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Common Stock, directly or indirectly, in any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any shares of Common Stock a notice stating in substance, by purchasing such Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Common Stock in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Common Stock a notice to the foregoing effect.

  Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that: (i) it has not offered or sold and will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "Regulations"); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to the shares of Common Stock offered hereby in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.

  The Underwriters propose to offer part of the shares of Common Stock offered hereby directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price which represents a
concession not in excess of $   per share under the public offering price. Any
Underwriter may allow, and such dealers may re-allow, a concession not in
excess of $   per share to other Underwriters or to certain other dealers.

  Pursuant to the Underwriting Agreement, the Company has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional 1,800,000 shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, incurred in the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the U.S. Underwriters hereby.

  The Underwriters have informed the Company that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Common Stock offered by them.

  The Company and R.R. Donnelley, on the one hand, and the Underwriters, on the other hand, have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. The Underwriters have agreed to reimburse the Company and R.R. Donnelley for certain expenses incurred in connection with the Offering.

  The Company and R.R. Donnelley each has agreed in the Underwriting Agreement that it will not, without the prior written consent of Morgan Stanley & Co. Incorporated, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or enter into any swap or other arrangement that transfers to another, in whole on in part, any of the economic consequences of ownership of the Common Stock, for a period of 180 days after the date of this Prospectus, except under certain circumstances.

  At the request of the Company, the Underwriters have reserved up to 250,000 shares of the shares of Common Stock offered hereby for sale at the public offering price to certain directors, officers and employees of the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby. All purchasers of the shares of Common Stock reserved pursuant to this paragraph who are also directors or senior officers of either the Company or R.R. Donnelley will be required to enter into agreements identical to those described in the immediately preceding paragraph restricting the transferability of such shares for a period of 180 days after the date of this Prospectus.

PRICING OF THE OFFERING

  Prior to the Offering, there has been no public market for the Company's Common Stock. The initial public offering price was determined by negotiation between the Company and the Representatives. Among the factors considered in determining the initial public offering price were the future prospects of the Company and its industry in general, sales, earnings and certain other financial and operating information of the Company in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. The estimated initial public offering price range set forth on the cover page of this preliminary Prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Sidley & Austin, Chicago, Illinois. H. Blair White, Counsel to Sidley & Austin, is a director of R.R. Donnelley, currently the sole stockholder of the Company. Mr. White beneficially owns 31,600 shares of R.R. Donnelley Common Stock. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Winston & Strawn, Chicago, Illinois.

                                    EXPERTS

  The consolidated and combined financial statements and financial statement schedule of the Company as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and in the Registration Statement mentioned below have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports thereon appearing elsewhere in this Prospectus and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting.

  The financial statements of International Communication & Data Plc for the year ended May 31, 1994 have been included herein in reliance upon the report of BDO Stoy Hayward, independent auditors, appearing elsewhere herein, and upon authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement," which term shall include all amendments, exhibits and schedules thereto), pursuant to the Securities Act and the rules and regulations promulgated thereunder, with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which are omitted from the Prospectus in accordance with the rules and regulations of the Commission, and to which reference is hereby made.

  After consummation of the Offering, the Company will be subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, will be required to file proxy statements, reports and other information with the Commission. The Registration Statement, as well as any such report, proxy statement and other information filed by the Company with the Commission, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Upon listing of the Common Stock on the New York Stock Exchange, Inc. (the "NYSE"), reports, proxy statements and other information concerning the Company may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

  Statements made in this Prospectus concerning the provisions of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such statement concerning a contract, agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission, reference is made to such exhibit or other filing for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

                                EXCHANGE RATES

  The following table sets forth, as of the relevant dates within the Consolidated Financial Statements of ICD contained elsewhere in this Prospectus (or the last business date prior thereto), the exchange rate for the translation of one British pound (GBP) into United States dollars ($) based on the noon buying rate for cable transfers in British pounds as reported by the Federal Reserve Bank of New York.

                                                                          $/GBP
                                                                          ------
      June 1, 1993....................................................... 1.5510
      April 29, 1994..................................................... 1.5118
      May 31, 1994....................................................... 1.5120
      April 28, 1995..................................................... 1.6091

                             METROMAIL CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Consolidated and Combined Financial Statements of Metromail Corporation:
 Report of Independent Public Accountants.................................  F-2
 Consolidated and Combined Balance Sheets as of December 31, 1994 and 1995
  and unaudited as of March 31, 1996......................................  F-3
 Consolidated and Combined Statements of Operations for the Years Ended
  December 31, 1993, 1994 and 1995 and unaudited for the Three Months
  Ended March 31, 1995 and 1996...........................................  F-4
 Consolidated and Combined Statements of Changes in Shareholder's Equity
  for the Years Ended December 31, 1993, 1994 and 1995 and unaudited for the Three Months Ended March 31, 1996...................................  F-5
 Consolidated and Combined Statements of Cash Flows for the Years Ended
  December 31, 1993, 1994 and 1995 and unaudited for the Three Months
  Ended March 31, 1995 and 1996...........................................  F-6
 Notes to Consolidated and Combined Financial Statements..................  F-7
Financial Statements of Completed Acquisition:
 International Communication & Data Plc:
  Report of the Auditors.................................................. F-20
  Consolidated Balance Sheet as of 31 May 1994 and 30 April 1995.......... F-21
  Consolidated Statements of Income for the Year Ended 31 May 1994, the
   Eleven Months Ended
   30 April 1994 and the Eleven Months Ended 30 April 1995................ F-22
  Consolidated Statements of Shareholders' Equity for the Year Ended 31
   May 1994 and the Eleven Months Ended 30 April 1995..................... F-23
  Statements of Consolidated Cash Flows for the Year Ended 31 May 1994,
   the Eleven Months Ended 30 April 1994 and the Eleven Months Ended 30
   April 1995............................................................. F-24
  Notes to Consolidated Financial Statements.............................. F-25

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the shareholder of Metromail
 Corporation and Affiliates:

  We have audited the accompanying consolidated and combined balance sheets of Metromail Corporation and Affiliates as of December 31, 1995 and 1994, and the related consolidated and combined statements of operations, changes in shareholder's equity and cash flows for each of the three years ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Metromail Corporation and Affiliates as of December 31, 1995 and 1994 and the results of its operations and cash flows for each of the three years ended December 31, 1995, in conformity with generally accepted accounting principles.

  As discussed more thoroughly in Note 8 to the financial statements, effective January 1, 1993, the Company adopted Statement of Financial Accounting Standard No. 106--Employer's Accounting for Post-Retirement Benefits Other than Pensions.

                                          Arthur Andersen LLP

Chicago, Illinois
January 19, 1996
(except for the matters
discussed in Note 15 as
to which the date is
May 9, 1996)

                      METROMAIL CORPORATION AND AFFILIATES

                    CONSOLIDATED AND COMBINED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                  DECEMBER 31,       MARCH 31,
                                                ------------------  -----------
                                                  1994      1995       1996
                                                --------  --------  -----------
                                                                    (UNAUDITED)
                    ASSETS
Cash and equivalents........................... $    --   $    --    $    --
Receivables, less sales allowances and
 allowances for doubtful accounts of $3,586 in
 1994, $3,965 in 1995 and $3,984 in 1996.......   56,340    68,438     59,398
Inventories....................................    4,414     5,658      7,067
Prepaid expenses...............................    2,904     7,449      8,538
Current deferred income taxes..................    1,185       625        625
                                                --------  --------   --------
    Total current assets.......................   64,843    82,170     75,628
Net property, plant and equipment, at cost,
 less accumulated depreciation of $39,565 in
 1994, $43,392 in 1995 and $45,133 in 1996.....   32,594    37,545     37,712
Goodwill and other intangibles, net of
 accumulated amortization of $52,263 in 1994,
 $66,614 in 1995 and $69,472 in 1996...........  228,106   252,526    254,782
Deferred income taxes..........................      --        149        149
Other assets...................................    3,225     6,331      7,407
                                                --------  --------   --------
    Total assets............................... $328,768  $378,721   $375,678
                                                ========  ========   ========
     LIABILITIES AND SHAREHOLDER'S EQUITY
Accounts payable............................... $  3,323  $  5,742   $  4,882
Accrued compensation...........................    5,922     6,073      4,801
Short-term debt................................      100     1,884      3,840
Short-term debt and advances--due to related
 party.........................................   59,637   248,492    249,450
Deferred revenue...............................    5,564     6,721      5,436
Other accrued liabilities......................    7,420    19,206     18,806
                                                --------  --------   --------
    Total current liabilities..................   81,966   288,118    287,215
Long-term debt--due to related party...........  160,000       --         --
Deferred income taxes..........................    2,829       --         --
Other noncurrent liabilities...................    5,014     5,211      5,860
                                                --------  --------   --------
    Total noncurrent liabilities...............  167,843     5,211      5,860
Shareholder's equity:
  Common stock--Metromail, $.01 par value,
   75,000,000 authorized shares; 8,600,000
   issued and outstanding at December 31, 1994
   and 1995 and at March 31, 1996..............       86        86         86
  Additional paid-in capital...................  107,844   111,779    111,779
  Retained deficit (includes cumulative
   adjustment for currency translation of $0 in
   1994, $(237) in 1995 and $(139) in 1996)....  (28,971)  (26,473)   (29,262)
                                                --------  --------   --------
    Total shareholder's equity.................   78,959    85,392     82,603
                                                --------  --------   --------
    Total liabilities and shareholder's equity. $328,768  $378,721   $375,678
                                                ========  ========   ========

   See accompanying Notes to Consolidated and Combined Financial Statements.

                      METROMAIL CORPORATION AND AFFILIATES

               CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                THREE MONTHS
                                   YEAR ENDED DECEMBER 31,     ENDED MARCH 31,
                                  ---------------------------  ----------------
                                    1993      1994     1995     1995     1996
                                  --------  -------- --------  -------  -------
                                                                 (UNAUDITED)
Direct marketing sales..........  $127,683  $156,806 $189,713  $38,860  $41,894
Reference sales.................    36,032    38,665   47,474   10,972   12,475
                                  --------  -------- --------  -------  -------
  Total net sales...............   163,715   195,471  237,187   49,832   54,369
Database and production costs...    95,016   108,806  134,361   30,279   33,606
Amortization of goodwill........     6,054     6,608    7,446    1,790    1,889
Selling expenses................    29,625    37,107   45,913   10,345   11,821
General and administrative
 expenses.......................    12,372    14,408   16,645    3,898    4,909
Provisions for doubtful
 accounts.......................     1,959     1,848    2,180      425      419
                                  --------  -------- --------  -------  -------
  Earnings from operations......    18,689    26,694   30,642    3,095    1,725
Interest expense--related party.    22,112    18,999   21,329    4,968    5,345
Interest expense................       --        --        80      --        60
Other expense (income)--net.....      (138)       24      (87)     (10)      (5)
                                  --------  -------- --------  -------  -------
  Earnings (loss) before income
   taxes........................    (3,285)    7,671    9,320   (1,863)  (3,675)
Income taxes....................     1,181     5,684    6,585     (130)    (788)
                                  --------  -------- --------  -------  -------
  Net income (loss) from
   operations before cumulative
   effect of accounting change..    (4,466)    1,987    2,735   (1,733)  (2,887)
Cumulative after-tax effect of
 change in accounting for post
 retirement benefits other than
 pensions.......................     4,388       --       --       --       --
                                  --------  -------- --------  -------  -------
    Net income (loss)...........  $ (8,854) $  1,987 $  2,735  $(1,733) $(2,887)
                                  ========  ======== ========  =======  =======


   See accompanying Notes to Consolidated and Combined Financial Statements.

                      METROMAIL CORPORATION AND AFFILIATES

    CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
                                 (IN THOUSANDS)

                                             ADDITIONAL               TOTAL
                                      COMMON  PAID-IN   RETAINED  SHAREHOLDER'S
                                      STOCK   CAPITAL   DEFICIT      EQUITY
                                      ------ ---------- --------  -------------
Balance at December 31, 1992.........  $86    $107,844  $(22,104)    $85,826
  Current year loss..................  --          --     (8,854)     (8,854)
                                       ---    --------  --------     -------
Balance at December 31, 1993.........   86     107,844   (30,958)     76,972
  Current year earnings..............  --          --      1,987       1,987
                                       ---    --------  --------     -------
Balance at December 31, 1994.........   86     107,844   (28,971)     78,959
  Current year earnings..............  --          --      2,735       2,735
  Currency translation...............  --          --       (237)       (237)
  ICD stock acquired.................  --        3,935       --        3,935
                                       ---    --------  --------     -------
Balance at December 31, 1995.........   86     111,779   (26,473)     85,392
  Current year loss (unaudited)......  --          --     (2,887)     (2,887)
  Currency translation (unaudited)...  --          --         98          98
Balance at March 31, 1996
 (unaudited).........................  $86    $111,779  $(29,262)    $82,603
                                       ===    ========  ========     =======





   See accompanying Notes to Consolidated and Combined Financial Statements.

                      METROMAIL CORPORATION AND AFFILIATES

               CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               THREE MONTHS
                                 YEAR ENDED DECEMBER 31,      ENDED MARCH 31,
                                ----------------------------  ----------------
                                  1993      1994      1995     1995     1996
                                --------  --------  --------  -------  -------
                                                                (UNAUDITED)
CASH FLOWS PROVIDED BY (USED
 IN) OPERATING ACTIVITIES:
  Net income (loss) from
   operations.................. $ (8,854) $  1,987  $  2,735  $(1,733) $(2,887)
  Cumulative effect of change
   in accounting for post
   retirement benefits other
   than pensions...............    4,388       --        --       --       --
  Depreciation and amortization
   of intangibles..............    7,089     8,174    13,405    3,008    3,548
  Amortization of goodwill.....    6,054     6,607     7,446    1,766    1,889
  Other--net...................        4       121      (236)     --        98
  Net change in assets and
   liabilities.................   (1,095)   (8,685)  (13,651)   7,843    2,298
                                --------  --------  --------  -------  -------
    Net cash provided by
     operating activities......    7,586     8,204     9,699   10,884    4,946
CASH FLOWS USED FOR INVESTING
 ACTIVITIES:
  Capital expenditures.........  (13,426)   (9,940)  (28,459)  (6,877)  (7,860)
  Other investments including
   acquisitions, net of cash...      --    (19,987)  (15,330)     --       --
                                --------  --------  --------  -------  -------
    Net cash used for investing
     activities................  (13,426)  (29,927)  (43,789)  (6,877)  (7,860)
CASH FLOWS PROVIDED BY (USED
 FOR) FINANCING ACTIVITIES:
  Borrowings and advances from
   related parties.............  193,756   253,396   325,381   72,196   75,389
  Repayments of borrowings and
   advances from related
   parties..................... (187,916) (231,673) (296,526) (76,203) (74,431)
  Increase in short-term
   borrowings..................      --        --      1,300      --     1,956
  Capital contribution from
   R.R. Donnelley..............      --        --      3,935      --       --
                                --------  --------  --------  -------  -------
    Net cash provided by (used
     for) financing activities.    5,840    21,723    34,090   (4,007)   2,914
Net increase in cash and
 equivalents...................      --        --        --       --       --
  Cash and equivalents at
   beginning of year...........      --        --        --       --       --
                                --------  --------  --------  -------  -------
  Cash and equivalents at end
   of year..................... $    --   $    --   $    --   $   --   $   --
                                ========  ========  ========  =======  =======
The changes in assets and
 liabilities, net of balances
 assumed through acquisitions,
 were as follows:
  DECREASE (INCREASE) IN
   ASSETS:
    Receivables--net........... $ (2,250) $(12,418) $ (8,470) $ 8,096  $ 9,040
    Inventories--net...........       47      (829)   (1,244)   1,139   (1,409)
    Prepaid expenses...........       (1)      432    (4,545)   1,288   (1,089)
    Current deferred income
     taxes.....................     (908)     (486)      560      --       --
    Deferred income taxes......      --        --       (149)     --       --
    Other assets...............   (1,000)   (1,602)   (3,106)     --    (1,076)
  INCREASE (DECREASE) IN
   LIABILITIES:
    Accounts payable...........    1,000       246    (1,954)  (1,775)    (860)
    Accrued compensation.......   (1,096)    2,299       151   (2,063)  (1,272)
    Deferred revenue...........      --      2,924     1,157     (564)  (1,285)
    Other accrued liabilities..       12    (2,034)    4,873    1,722     (400)
    Deferred income taxes......      842        28    (1,121)     --       --
    Other noncurrent
     liabilities...............    2,259     2,755       197      --       649
                                --------  --------  --------  -------  -------
      Net change in assets and
       liabilities............. $ (1,095) $ (8,685) $(13,651) $ 7,843  $ 2,298
                                ========  ========  ========  =======  =======

   See accompanying Notes to Consolidated and Combined Financial Statements.

                     METROMAIL CORPORATION AND AFFILIATES

            NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

  Metromail Corporation ("Metromail") is a wholly owned subsidiary of R. R. Donnelley & Sons Company ("R.R. Donnelley"). Metromail was acquired by R.R. Donnelley in 1987 in a business combination accounted for as a purchase. On the date of acquisition, the financial position of Metromail was adjusted to the fair value of the assets acquired and liabilities assumed by R.R. Donnelley. All adjustments to Metromail's financial position by R.R. Donnelley at the date of acquisition have been pushed down to Metromail's financial statements. The accompanying consolidated and combined financial statements include the accounts of Metromail and subsidiaries, International Communication & Data Plc ("ICD") and Data by Design ("DBD"). ICD is an affiliate of Metromail and an indirect wholly owned subsidiary of R.R. Donnelley located in the United Kingdom. DBD is a division of a wholly owned subsidiary of R.R. Donnelley located in the United Kingdom, which was acquired by R.R. Donnelley in August 1994. The accompanying financial statements have been restated to reflect the combination of entities under common control by R.R. Donnelley at December 31, 1995. ICD and DBD are included in the results of operations of the accompanying consolidated and combined financial statements from the date of original acquisition by R.R. Donnelley in May 1995 and August 1994, respectively. As discussed in Note 15, ICD was contributed to Metromail by R.R. Donnelley in February 1996. Subsequent to this contribution, ICD purchased all of the assets of DBD. Metromail, its wholly owned subsidiaries, ICD and DBD are collectively referred to hereinafter as the "Company".

  The Company is a leading provider of marketing-oriented consumer information and reference services which it supplies to a wide variety of organizations engaged in direct mail, telephone and target marketing, as well as to clients who need specific reference and information services. In providing these information services the Company utilizes its proprietary database, which it believes is one of the most comprehensive and accurate databases in the United States, containing geographic, demographic, individual and other marketing information on over 143 million individuals and over 90% of the households in the United States. The Company has assembled this database over almost 50 years from a wide variety of publicly available and proprietary sources.

  The Company operates entirely within the information services industry segment. Within this segment, the Company offers two general categories of products and services: direct marketing services and reference services. The Company provides direct marketing services to clients that include consumer goods manufacturers, credit card companies, financial institutions, insurance companies, magazine and book publishers, mail order houses and catalogers, pharmaceutical companies and retailers. To its direct marketing clients the Company provides: (i) targeted lists of potential customers; (ii) value-added enhancements of pre-existing customer lists; (iii) processing and mail services; and (iv) proprietary marketing database software for personal computers used to access marketing data from a client's customer database. The Company's reference services include: (i) a National Directory Assistance ("NDA") database for on-line or operator-assistance providers; (ii) a look-up/skip-locate service for collection agencies, consumer finance companies and credit card issuers; and (iii) the Cole directories, in printed form and CD-ROM, which list households in sequence, by telephone number or address, in approximately 150 markets in the United States and Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

 Basis of Consolidation and Combination

  The consolidated and combined financial statements include all accounts of the Company. All material intercompany balances and transactions are eliminated in consolidation and combination.

 Unaudited Financial Statements

  The unaudited consolidated and combined statements of operations and cash flows for the three months ended March 31, 1995 and 1996, the unaudited consolidated and combined balance sheet as of March 31, 1996

                     METROMAIL CORPORATION AND AFFILIATES
and the unaudited consolidated and combined statements of changes in shareholder's equity for the three months ended March 31, 1996, include, in the opinion of management, all adjustments necessary to present fairly the Company's consolidated and combined financial position, results of operations and cash flows. In the opinion of management, all these adjustments are of a normal and recurring nature. Operating results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 1996.

 Revenue Recognition and Deferred Revenues

  The Company recognizes revenues for direct marketing services at the time the services are provided. Revenues for reference services are recognized at the time the service is provided or the product is delivered. The Company's proprietary database software is generally licensed for three years, and results in an initial license fee, subsequent annual license and maintenance fees and customer support service fees. Revenues are recognized when delivery of the software has occurred, collectibility is probable and the Company retains no significant obligations under the licensing agreements. Revenues from customer support services are recognized in the period in which the support services are performed by the Company.

  The Company provides sales allowances for sales credits issued to clients in the normal course of business. The allowances are recorded as reductions of sales and are included in net sales in the accompanying statement of operations. The reductions included in net sales were $4.1 million, $3.6 million and $5.1 million for the years ended 1993, 1994 and 1995, respectively.

 Inventories

  Inventories include materials, labor and production overhead and are carried at weighted average cost.

 Foreign Currency Translation

  The financial statements of ICD are translated into U.S. dollars using exchange rates in effect at the end of the period for assets and liabilities and average exchange rates for results of operations during the period of inclusion in the Company's Financial Statements. Gains and losses arising from translation are reflected as a separate component of Retained Deficit and are not included in results of operations.

 Property, Plant and Equipment--Capitalization and Depreciation

  Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method based on useful lives of up to 30 years for buildings and three to 10 years for machinery, equipment and computer hardware. Maintenance and repair costs are charged to expense as incurred. When properties are retired or disposed, the costs and related depreciation reserves are eliminated and the resulting profit or loss is recognized in income.

 Intangible Assets--Capitalization and Amortization

  Intangible assets primarily consist of databases and data, internal software costs, software development costs and goodwill.

  Goodwill primarily consists of the excess of purchase price over the fair market value of net assets acquired by R.R. Donnelley as a result of its acquisition of Metromail in 1987. Goodwill also includes the excess of purchase price over the fair market value of net assets for businesses the Company has acquired and accounted for as a purchase. These costs are amortized over their estimated useful lives of primarily 40 years.

                     METROMAIL CORPORATION AND AFFILIATES

  Databases and data are stated at cost and are amortized over their estimated useful life of three years. These assets represent costs incurred to acquire databases, significantly enhance existing databases, acquire lists and acquire data through Company-generated surveys. Costs incurred for routine maintenance and updating of databases are expensed as incurred.

  Internal software represents costs incurred to purchase externally developed software, external consulting costs and direct internal costs incurred in the development of various production and administrative applications. Intangible assets as of December 31, 1995 included $5.4 million related to a major redesign of the file structure of the Company's database. This new database structure will support the delivery of the Company's information service offerings. The costs related to this redesign will be amortized, commencing when the file structure becomes operational, over its expected period of benefit of five years. All other internal software is amortized over three years.

  Software development costs represent costs incurred to develop database software which is licensed to clients. The Company capitalizes software development costs when the technological feasibility of the product has been assured, through the time at which the product is available for licensing to its clients, in accordance with Statement of Financial Accounting Standards No. 86. These costs are amortized over their estimated useful life of three years. All development costs incurred prior to achieving technological feasibility are expensed as incurred.

 Impairment of Long-lived Assets

  The Company periodically assesses whether events or circumstances have occurred that may indicate the carrying value of its long-lived assets may not be recoverable. When such events or circumstances indicate the carrying value of an asset may be impaired, the Company uses an estimate of the future undiscounted cash flows to be derived from the asset over the remaining useful life of the asset to assess whether or not the asset is recoverable. If the future undiscounted cash flows to be derived over the life of the asset do not exceed the asset's net book value, the Company recognizes an impairment loss for the amount by which the net book value of the asset exceeds its estimated fair market value. The Company has not recognized any material impairment losses for the years ended December 31, 1993, 1994 and 1995. Management does not believe any material impairment of long-lived assets exists as of December 31, 1995.

 Income Taxes

  Metromail and its wholly owned subsidiaries are included in the consolidated federal income tax return of R.R. Donnelley. DBD and ICD have historically been included in the consolidated tax return of R.R. Donnelley's wholly owned United Kingdom subsidiaries. The consolidated and combined tax provision is presented as if the Company filed separate tax returns. Deferred taxes are provided when tax laws and financial accounting standards differ with respect to the amount of income calculated in a given year and the bases of assets and liabilities, in accordance with Statement of Financial Accounting Standards No. 109. Income taxes are paid by R.R. Donnelley on behalf of Metromail.

  Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109--Accounting for Income Taxes. The impact of the adoption was not material to the Company's financial position or results of operations.

 Use of Estimates and Assumptions

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                     METROMAIL CORPORATION AND AFFILIATES

3. TRANSACTIONS WITH R. R. DONNELLEY & SONS COMPANY

  Related party transactions with R.R. Donnelley not disclosed elsewhere in the financial statements are as follows:

 Employee Benefit Programs

  The Company participates in various employee benefit programs which are sponsored by R.R. Donnelley. These programs include medical, dental and life insurance and workers compensation. The Company reimburses R.R. Donnelley for its proportionate cost of these programs based on historical experience and relative headcount. The costs reimbursed to R.R. Donnelley include costs for reported claims as well as incurred but not reported claims. The Company recorded expense related to the reimbursement of these costs of approximately $6.2 million, $7.3 million and $8.8 million in the years ended December 31, 1993, 1994 and 1995, respectively. The costs are charged to database and production costs, selling expense and general and administrative expense based on the number of employees in each of these categories. The Company believes its allocation of the proportionate cost is reasonable and, in all material respects, approximates what would have been incurred had the Company operated on a stand-alone basis. R.R. Donnelley is liable for all payments under these programs and, thus, no liability for these benefits has been reflected on the accompanying balance sheet.

 Post-Retirement Medical and Life Insurance Benefits

  The Company also participates in a post-retirement benefit program sponsored by R.R. Donnelley which provides certain post-retirement medical and life insurance benefits. The Company reimburses R.R. Donnelley for its proportionate cost of these programs based on an actuarial estimation of the proportionate costs attributable to all of the Company's employees. The Company recorded expense related to the reimbursement of these costs of approximately $1.9 million, $2.1 million and $1.8 million in the years ended December 31, 1993, 1994 and 1995, respectively. The Company is liable for payments for post-retirement benefits for certain groups of employees. R.R. Donnelley is liable for payments of post-retirement benefits for all other employees of the Company not specifically included in the groups for which the Company retains liability. The liability related to the portion of post-retirement benefits which will be paid by the Company has been reflected in other noncurrent liabilities in the accompanying financial statements in the amounts of $3.6 million and $4.8 million as of December 31, 1994 and 1995, respectively. The liability related to the portion of post-retirement liability retained by R.R. Donnelley, net of associated deferred taxes receivable from R.R. Donnelley, has been reflected in short-term debt and advances due to related parties in the accompanying financial statements.

 Corporate Services

  R.R. Donnelley provides certain support services to the Company including legal, tax, treasury, benefits administration, real estate, audit and corporate development services. These charges are allocated by R.R. Donnelley to the Company based on various formulas which reasonably approximate the actual costs incurred. The expenses recorded by the Company for these allocations were approximately $1.1 million, $1.4 million and $1.8 million for the years ended December 31, 1993, 1994 and 1995, respectively, and are included in general and administrative expenses in the accompanying income statement. The amounts allocated by R.R. Donnelley are not necessarily indicative of the actual costs which may have been incurred had the Company operated as an entity unaffiliated with R.R. Donnelley. However, the Company believes that the allocation is reasonable and in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 55.

                     METROMAIL CORPORATION AND AFFILIATES

 Metromail Computer Processing Services

  The Company provides computer processing services to R.R. Donnelley for most of the corporate software applications used by R.R. Donnelley. The Company charges R.R. Donnelley the estimated cost of providing these services. These costs include hardware, software and labor costs associated with running the various application programs used by R.R. Donnelley. The costs reimbursed by R.R. Donnelley were approximately $2.8 million, $3.1 million and $3.5 million for the years ended December 31, 1993, 1994 and 1995, respectively. These amounts have been recorded as reductions of database and production costs in the accompanying income statement. The Company believes the reimbursed costs reasonably approximate the actual costs incurred by the Company.

 Sales through R.R. Donnelley

  The Company sells products and services to clients who are also clients of R.R. Donnelley. For some of these sales, the Company's clients are billed by R.R. Donnelley. R.R. Donnelley then allocates to the Company that portion of the revenue attributable to the Company's performed services, as agreed upon by the Company and its client. These sales approximated $22.8 million, $20.9 million and $22.7 million for the years ended December 31, 1993, 1994 and 1995, respectively. The receivables from the Company's clients related to these sales are excluded from the Company's balance sheet as R.R. Donnelley retains risk of loss with respect to collection. The receivables from R.R. Donnelley related to these sales are included in short-term debt and advances due to related party discussed in Note 11.

 Stock Purchase Plan

  The Company participates in a stock purchase plan for selected managers and key staff employees which is sponsored by R.R. Donnelley. Under the plan, the Company is required to contribute an amount equal to 70% of participants' contributions, of which 50% is applied to the purchase of R.R. Donnelley Common Stock and 20% is paid in cash. The number of shares required for the plan for the year ended December 31, 1995 will depend upon the extent to which eligible participants subscribe during the subscription period in the first quarter of 1996 and the price of R.R. Donnelley's Common Stock on March 16, 1996. Amounts charged to expense by the Company for this plan were $0.4 million, $0.6 million and $0.3 million for the years ended December 31, 1993, 1994 and 1995, respectively.

 Impact of Operating as a Stand Alone Entity

  The accompanying financial statements reflect all of the Company's costs of doing business, including all expenses incurred by R.R. Donnelley on the Company's behalf in accordance with SEC Staff Accounting Bulletin No. 55. However, the Company estimates it would have incurred increased expenses for additional senior management and administrative support functions associated with being a stand alone public entity. In addition, the Company estimates that it would have incurred additional sales commission expense of approximately $0.5 million for the year ended December 31, 1995 payable to R.R. Donnelley related to sales to clients of the Company who are also clients of R.R. Donnelley. These expenses would have been offset partially by reduced database and production costs as a result of increased charges for computer services to be provided by the Company to R.R. Donnelley. The estimated pro forma impact of all of the above adjustments would have reduced pretax income by approximately $1.6 million for the year ended December 31, 1995.

                     METROMAIL CORPORATION AND AFFILIATES

4. INVENTORIES:

  The components of the Company's inventories were as follows:

                                                       DECEMBER 31,   MARCH 31,
                                                       -------------    1996
                                                        1994   1995  (UNAUDITED)
                                                       ------ ------ -----------
                                                            (IN THOUSANDS)
      Raw materials................................... $  802 $2,119   $2,768
      Work in process.................................  3,612  3,539    4,299
                                                       ------ ------   ------
          Total....................................... $4,414 $5,658   $7,067
                                                       ====== ======   ======

  Raw material inventories consist mainly of paper and other materials used in the manufacturing of directories. Work in process inventories consist of costs associated with jobs not completed for list, list enhancement, lettershop and directories in process.

5. PROPERTY AND EQUIPMENT:

  Property and equipment consisted of the following:

                                  DECEMBER 31,      MARCH 31,
                                 ----------------     1996
                                  1994     1995    (UNAUDITED)
                                 -------  -------  -----------
                                       (IN THOUSANDS)
      Land...................... $ 1,439  $ 1,439    $ 1,439
      Buildings and
       improvements.............  26,237   27,208     27,208
      Machinery, equipment and
       computer hardware........  44,483   52,290     54,198
                                 -------  -------    -------
        Total property and
         equipment..............  72,159   80,937     82,845
      Accumulated depreciation.. (39,565) (43,392)   (45,133)
                                 -------  -------    -------
        Net property and
         equipment.............. $32,594  $37,545    $37,712
                                 =======  =======    =======

  Depreciation expense included in the Consolidated and Combined Statements of Operations was $4.9 million, $5.2 million and $6.5 million for the years ended December 31, 1993, 1994 and 1995, respectively.

6. INTANGIBLE ASSETS

  Intangible assets consisted of the following:

                                                 DECEMBER 31,       MARCH 31,
                                               ------------------     1996
                                                 1994      1995    (UNAUDITED)
                                               --------  --------  -----------
                                                      (IN THOUSANDS)
      Databases and software development
       costs.................................. $ 21,574  $ 44,811   $ 49,925
      Goodwill................................  258,795   274,329    274,329
                                               --------  --------   --------
          Total intangibles...................  280,369   319,140    324,254
      Accumulated amortization................  (52,263)  (66,614)   (69,472)
                                               --------  --------   --------
          Total intangibles, net.............. $228,106  $252,526   $254,782
                                               ========  ========   ========

  Amortization expense included in the Consolidated and Combined Statements of Operations was $8.2 million, $9.6 million and $14.4 million for the years ended December 31, 1993, 1994 and 1995, respectively.

                     METROMAIL CORPORATION AND AFFILIATES

7. OTHER ASSETS

  Other assets include investment tax credits recorded in connection with an investment and employment agreement between the Company and the state of Nebraska. The credits recorded in other assets are approximately $3.2 million and $4.0 million as of December 31, 1994 and 1995, respectively. Under the terms of the agreement, the Company must maintain certain investments in plant and equipment and the number of personnel in the state over a defined period of time. The Company records the income derived from this agreement in the period in which the required wage and capital expenditures are made. The investment credits will be realized through reductions of sales, use and other state taxes in future periods. Approximately $3.1 million of these tax credits expire in the year 2003 and $0.9 million expire in the year 2010. The benefits associated with these credits are recorded in earnings from operations in the amount of $0.9 million, $1.0 million and $0.9, for the years ended December 31, 1993, 1994 and 1995, respectively. The credits are classified in database and production costs, selling expense and general and administrative expense based on a proration of the amount of wage and capital expenditures applicable to each of the respective areas.

8. PENSION PLAN AND POST-RETIREMENT BENEFITS

  The Company's pension plan (the "Plan") is a defined benefit pension plan sponsored by the Company for its employees. All contributions to the Plan are made by the Company. Employees are considered eligible when they reach 21 years of age. The Plan provides a normal retirement benefit equal to the sum of the following:

  . The benefit accrued as of December 31, 1990;

  . 1.5% of covered earnings for each year of benefit services earned after December 31, 1990, up to a maximum of 38 total years of benefit service (including years of benefit service earned prior to 1991);

  . 0.5% of covered earnings in excess of covered compensation for each year of benefit services earned after December 31, 1990, up to a maximum of 38 total years of benefit service (including years of benefit service earned prior to 1991); and

  . 2.0% of covered earnings for each year of benefit service in excess of 38 years.

  Participants are 100 percent vested upon the completion of five years of vesting service; provided, however, that a participant who was employed by the Company prior to 1995 will be vested upon attainment of age 55 regardless of such participant's years of service. Plan participants are eligible for normal benefits at age 65 but may elect early retirement after age 55. The participants may also elect to continue working beyond age 65 and defer retirement.

  Net pension expenses (credits) included in operating results for the Plan for the years ended December 31 were:

                                                      1993     1994    1995
                                                     -------  ------  -------
                                                         (IN THOUSANDS)
      Service cost.................................. $ 1,273  $1,602  $ 1,386
      Interest cost on the projected benefit
       obligation...................................   1,657   1,893    2,027
      Actual (return) loss on plan assets...........  (1,723)    625   (6,506)
      Amortization of unrecognized prior service
       costs and of net obligation at adoption of
       SFAS No. 87 and deferrals....................     242  (2,443)   4,542
                                                     -------  ------  -------
          Total expense............................. $ 1,449  $1,677  $ 1,449
                                                     =======  ======  =======

  The actuarial computations that derived the above amounts assumed a discount rate on the projected benefit obligations of 7.25% at December 31, 1995, 8.5% at December 31, 1994 and 7.5% at December 31, 1993, an expected long-term rate of return on Plan assets of 9.5% and annual salary increases of 4.0%.

                     METROMAIL CORPORATION AND AFFILIATES

  The Plan's assets include assets contributed by R.R. Donnelley for another benefit plan of a wholly owned subsidiary of R.R. Donnelley not included in these financial statements. Had these assets been excluded from plan assets, pension expense would not have been materially impacted for the years ended December 31, 1993, 1994 and 1995, respectively.

  Plan assets are mainly invested in marketable securities valued at the last quoted market price during the fiscal year. The funded status and prepaid pension cost as of December 31 are as follows:

                                                                1994     1995
                                                               -------  -------
                                                               (IN THOUSANDS)
      Fair value of Plan assets..............................  $21,706  $33,095
                                                               -------  -------
      Actuarial present value of benefit obligations:
        Vested...............................................   15,624   22,756
        Non-vested...........................................    1,175    1,709
                                                               -------  -------
      Total accumulated benefit obligations..................   16,799   24,465
      Additional amounts related to projected wage increases.    6,810    9,264
                                                               -------  -------
      Projected benefit obligations for services rendered to
       date..................................................   23,609   33,729
                                                               -------  -------
      Plan assets under projected benefit obligations........   (1,903)    (634)
      Unrecognized prior service cost........................      690      867
      Unrecognized net (gain) loss from experience...........   (1,327)   1,157
      Unrecognized portion of net transition obligation......    1,090      920
                                                               -------  -------
          Prepaid (accrued) pension costs....................  $(1,450) $ 2,310
                                                               =======  =======

  In the event of Plan termination, the Plan provides that no funds can revert to the Company and any excess assets over Plan liabilities must be used to fund retirement benefits.

  The Company also provides certain health care and life insurance benefits for retired employees as part of a post-retirement benefit program sponsored by R.R. Donnelley. Substantially all of the Company's domestic full- time employees become eligible for those benefits upon reaching age 55 while working for the Company and having 10 years of continuous service with the Company or R.R. Donnelley at retirement. The Company does not fund the liability and thus no plan assets have been considered in the determination of post-retirement benefit expense below.

  Effective January 1, 1993, R.R. Donnelley adopted Statement of Financial Accounting Standard No. 106--Employers' Accounting for Post-Retirement Benefits Other than Pensions. SFAS 106 requires companies to charge to expense the expected cost of post-retirement benefits during the years that employees render the service. R.R. Donnelley elected to recognize immediately the transition obligation for future benefits to be paid related to past employee services. The Company recorded expense of $7.3 million before income tax benefits of $2.9 million ($4.4 million after tax) for their estimated proportionate share of the cumulative effect of the adoption of this accounting principle in 1993.

  The accrual basis expense for all employees of the Company recorded in the accompanying statements of operations for post-retirement benefit programs sponsored by R.R. Donnelley during 1993, 1994 and 1995 is as follows:

                                                            1993   1994   1995
                                                           ------ ------ ------
                                                              (IN THOUSANDS)
      Service cost........................................ $1,327  1,353 $1,088
      Interest cost.......................................    583    707    742
      Amortization of prior service cost..................    --     --     --
      Amortization of net (gain)/loss.....................    --     --     --
                                                           ------ ------ ------
          Total expense................................... $1,910 $2,060 $1,830
                                                           ====== ====== ======

                     METROMAIL CORPORATION AND AFFILIATES

  The Company is liable for post-retirement medical and life insurance benefits for active employees under 55 years of age who are not yet eligible to receive benefits. This liability is as follows:

                                                                  1994    1995
                                                                 ------- -------
                                                                 (IN THOUSANDS)
      Accumulated post-retirement benefit obligation for active
       plan participants not yet fully eligible to retire and
       receive benefits........................................  $ 2,890 $ 4,647
      Unrecognized net gain....................................      736     185
                                                                 ------- -------
      Net post-retirement liability............................  $ 3,626 $ 4,832
                                                                 ======= =======

  R.R. Donnelley is liable for payments of post-retirement medical and life insurance benefits for all other employees of the Company. This liability, net of associated deferred taxes receivable from R.R. Donnelley, has been reflected in short-term debt and advances due to related parties.

  The actuarial computations assume a discount rate of 7.25% (8.5% at December 31, 1994) and a health care cost trend rate of 8.0%, declining gradually to 5.5% in the year 2023 and thereafter to determine the accumulated post-retirement benefit obligation. A one percentage point increase in the health care cost trend rate would increase the 1995 post-retirement benefit expense by $0.2 million and the accumulated post-retirement benefit obligation as of December 31, 1995 by $0.4 million.

9. LEASE OBLIGATIONS:

  The Company leases office space and various office equipment. The leases are mainly accounted for as operating leases. Rental costs under the operating lease agreements approximated $8.0 million, $8.7 million and $9.4 million for the years ended December 31, 1993, 1994 and 1995, respectively.

  Minimum future lease obligations in effect at December 31, 1995 are:

                                                                    OBLIGATION
                                                                  --------------
                                                                  (IN THOUSANDS)
      Period ending December 31,
        1996.....................................................    $ 8,750
        1997.....................................................      8,221
        1998.....................................................      6,449
        1999.....................................................      5,159
        2000 and thereafter......................................      4,196
                                                                     -------
          Total..................................................    $32,775
                                                                     =======

10. COMMITMENTS AND CONTINGENCIES

  The Company is a party to certain litigation arising in the ordinary course of business which, in the opinion of the Company, will not have a material adverse effect on the operations or financial position of the Company. See note 15 for a discussion of certain litigation against the Company, R.R. Donnelley and other non-affiliated persons and entities.

                     METROMAIL CORPORATION AND AFFILIATES

11. DEBT AND ADVANCES DUE TO A RELATED PARTY:

  The Company's debt consisted of the following:

                                                  DECEMBER 31,     MARCH 31,
                                                ----------------- -----------
                                                                     1996
                                                  1994     1995   (UNAUDITED)
                                                -------- -------- -----------
                                                       (IN THOUSANDS)
      Notes payable and accrued interest
       payable to Caslon Incorporated:
        Grid Note, dated October 12, 1987...... $ 53,082 $ 57,934  $ 54,482
        Fixed Note, 9.75%, dated August 13,
         1987..................................  160,000  160,000   160,000
      Advance due R.R. Donnelley...............    6,555   30,558    34,968
                                                -------- --------  --------
          Total debt and accrued interest...... $219,637 $248,492  $249,450
                                                ======== ========  ========

  Caslon Incorporated ("Caslon") is a wholly owned subsidiary of R.R. Donnelley. The Grid Note is payable on demand as determined by an officer or other authorized agent of Caslon. The Grid Note funds operating and investing activities of the Company's domestic operations. Interest on the Grid Note is payable on the first day of each calendar quarter based on an interest rate equal to the prime rate in the preceding calendar quarter as published in The Wall Street Journal. As of December 31, 1994 and 1995 and March 31, 1996, the interest rate on the Grid Note was 7.75%, 8.75% and 8.5%, respectively. The Fixed Note is payable the earlier of September 1, 1997 or the date at which the Company is no longer a wholly owned subsidiary of R.R. Donnelley. Interest on the Fixed Note is payable on the first day of each calendar quarter based on an interest rate equal to 9.75% per annum.

  Total accrued interest payable included in the above amounts is $5.0 million, $5.2 million and $5.1 million as of December 31, 1994 and 1995 and March 31, 1996, respectively.

  The debt is classified on the accompanying balance sheet in accordance with the above stated terms. The Grid Note is classified as short term at December 31, 1994 and 1995 and March 31, 1996. The Fixed Note is classified as long term at December 31, 1994 and as short term at December 31, 1995 and March 31, 1996.

  Advances due to related party represents advances from R.R. Donnelley to fund operating and investing activities, net of cash advanced to R.R. Donnelley from operating cash flows generated by the Company and receivables resulting from sales through R.R. Donnelley discussed in Note 3. This payable is periodically transferred by R.R. Donnelley into the Grid Note borrowings discussed above.

12. DEBT

  ICD has a $4.6 million revolving credit agreement. The amount outstanding under this facility was $1.9 million and $3.8 million at December 31, 1995 and March 31, 1996, respectively. The total amounts outstanding under the facility are guaranteed by R.R. Donnelley.

13. INCOME TAXES:

  The components of the provision for taxes for the years ended December 31 are as follows:

                                                             1993   1994   1995
                                                            ------ ------ ------
                                                               (IN THOUSANDS)
      Federal.............................................. $1,024 $4,929 $5,435
      State................................................    157    755    832
      Foreign..............................................    --     --     318
                                                            ------ ------ ------
          Total tax provision.............................. $1,181 $5,684 $6,585
                                                            ====== ====== ======

                     METROMAIL CORPORATION AND AFFILIATES

  The current and deferred portions of the income tax provision are as follows:

                                                          1993    1994    1995
                                                         ------  ------  ------
                                                            (IN THOUSANDS)
      Current........................................... $1,247  $6,142  $7,295
      Deferred..........................................    (66)   (458)   (710)
                                                         ------  ------  ------
          Total provision............................... $1,181  $5,684  $6,585
                                                         ======  ======  ======

  A reconciliation of the effective tax rate from statutory U.S. federal income tax rate of 35% for the years ended December 31 is as follows:

                                                             1993    1994  1995
                                                             -----   ----  ----
      Federal rate..........................................  35.0 % 35.0% 35.0%
      State taxes...........................................  (4.8)   9.8   8.9
      Foreign taxes.........................................   --     --    2.4
      Goodwill amortization................................. (64.5)  27.7  23.0
      Other.................................................  (1.7)   1.6   1.4
                                                             -----   ----  ----
          Effective tax rate................................ (36.0)% 74.1% 70.7%
                                                             =====   ====  ====

  As of December 31, 1994 and 1995, total current deferred tax assets and total noncurrent deferred tax liabilities are as follows:

                                                               1994     1995
                                                              -------  -------
                                                              (IN THOUSANDS)
      Allowance for doubtful accounts........................ $   661  $   594
      Inventory..............................................  (1,257)  (1,200)
      Vacation liability.....................................     605      678
      Payroll and related liabilities........................     953      153
      Miscellaneous, other...................................     223      400
                                                              -------  -------
          Total net current deferred tax asset...............   1,185      625
                                                              -------  -------
      Accumulated depreciation...............................  (4,132)  (3,006)
      Goodwill and intangibles...............................     750      974
      Other intangibles......................................    (933)   1,146
      Pension accrual........................................     (26)    (898)
      Post retirement liabilities............................   1,450    1,933
      Miscellaneous, other...................................      62      --
                                                              -------  -------
          Total net noncurrent deferred tax (liability)
           asset.............................................  (2,829)     149
                                                              -------  -------
          Total.............................................. $(1,644) $   774
                                                              =======  =======

  The Company has not provided a valuation allowance for deferred tax assets because, although realization is not assured, the Company believes it is more likely than not that such tax assets will be recognized through reversals of taxable timing differences and taxable income in future periods.

  DBD recorded pretax losses during 1995 of $0.5 million. No tax benefit or asset has been recorded for these losses because such losses reduce taxable income of R.R. Donnelley's wholly owned United Kingdom subsidiary.

  Taxes payable are included in debt and advances due to R.R. Donnelley and its subsidiaries.

                     METROMAIL CORPORATION AND AFFILIATES

14. ACQUISITIONS

  The Company acquired Customer Insight Company, Inc. ("CIC") in June 1994 and a wholly owned subsidiary of R.R. Donnelley acquired ICD in May 1995. Both acquisitions were accounted for as purchases. These companies are wholly owned subsidiaries of Metromail or R.R. Donnelley as of December 31, 1995.

  CIC was purchased for approximately $20.0 million. The excess of the purchase price over the fair market value of net assets acquired, including identifiable intangible assets, has been allocated to goodwill in the amount of approximately $16.8 million. The goodwill is being amortized over its estimated useful life of 15 years.

  ICD was purchased for approximately $15.3 million. The excess of the purchase price over the fair market value of net assets acquired, including identifiable intangible assets, has been allocated to goodwill in the amount of $14.7 million. The goodwill is being amortized over its estimated useful life of 40 years.

  The following unaudited pro forma statements of operations were prepared to illustrate the estimated effects of the acquisition of ICD as if it had occurred on January 1, 1994.

  The pro forma adjustments are based on the available information and upon certain assumptions the Company believes are reasonable. The pro forma results of operations do not purport to represent what the Company's results of operations would actually have been if such transaction in fact had occurred on January 1, 1994 or to project the Company's results of operations for any future period.

  The pro forma income statements presented below include adjustments to reflect increased interest expense, amortization expense for goodwill and other intangibles, as well as adjustments to the income tax provision to reflect the tax effect of the aforementioned adjustments at the applicable statutory rates. Adjustments related to interest expense are due to increased pro forma related party debt to finance the acquisitions. Adjustments to goodwill reflect the increased pro forma goodwill resulting from the acquisition. Adjustments to other intangible amortization reflect the pro forma change in capitalization and amortization policy in order to be consistent with the accounting policies of the Company.

                                                                1994     1995
                                                              -------- --------
                                                               (IN THOUSANDS)
      Direct marketing sales................................. $168,948 $194,768
      Reference sales........................................   38,665   47,474
                                                              -------- --------
        Total net sales......................................  207,613  242,242
      Database and production costs..........................  112,972  135,897
      Amortization of goodwill...............................    6,996    7,571
      Selling expenses.......................................   39,619   46,907
      General and administrative expenses....................   19,452   20,664
                                                              -------- --------
          Earnings from operations...........................   28,574   31,203
      Interest expense--related party........................   20,786   21,766
      Other expense (income)--net............................       24       (7)
                                                              -------- --------
          Earnings before income taxes.......................    7,764    9,444
      Income taxes...........................................    5,842    6,667
                                                              -------- --------
          Net income......................................... $  1,922 $  2,777
                                                              ======== ========

  The acquisition of DBD in 1994 discussed in Note 1 above was not material to the Company's financial statements.

                     METROMAIL CORPORATION AND AFFILIATES

     NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS--(CONCLUDED)

15. SUBSEQUENT EVENTS

  In February 1996, a wholly owned subsidiary of R.R. Donnelley contributed ICD to Metromail. Subsequent to the contribution, ICD purchased all of the net assets of DBD. This contribution and purchase between entities under R.R. Donnelley's common control resulted in the historical costs bases of ICD and DBD (prior to their contribution and purchase) being carried over to Metromail with no gain or loss recognized as a result of these transactions.

  In March 1996, each outstanding share of Common Stock, par value $.40 per share, was reclassified into 8,600 shares of Common Stock, par value $.01 per share, the authorized number of shares of Common Stock was increased from 1,000 to 75,000,000 and 20,000,000 shares of Preferred Stock were authorized. The reclassification of the Company's Common Stock has been retroactively reflected in the accompanying financial statements.

  In March 1996, the Company filed a registration statement with the Securities and Exchange Commission for an initial public offering of the Company's Common Stock.

  The Company approved the issuance of 34,000 shares of restricted stock to certain persons who are or will be employed by the Company upon the closing of the Offering. The shares vest over a four-year period during which time the restrictions will be removed and the stock delivered to the employees for no additional consideration. The Company will record the fair value of the restricted stock based upon the initial public offering price as compensation expense over the period in which the restricted stock vest.

  On April 18, 1996, a purported class action seeking restitution, actual and exemplary damages in an unspecified amount and injunctive relief was filed in Texas state court against the Company, R.R. Donnelley and other non-affiliated persons and entities alleging, among other things, that the collection by the Company of consumer survey information was fraudulently undertaken and that the processing of surveys by Texas state prisoners on behalf of the Company was negligent and in violation of privacy rights. Because the case is in its early stages, it is not possible to make a meaningful determination of the ultimate outcome or to make an estimate of the loss, if any, should the outcome be unfavorable. The Company intends to defend vigorously this suit. The Company has made a preliminary estimate that its costs of litigating the case will be $1.5 million. The Company will expense such costs as they are incurred in periods subsequent to March 31, 1996. R.R. Donnelley has agreed to pay the legal fees and expenses incurred by the Company in defending this case. The Company will account for the payment of such fees and expenses by R.R. Donnelley as a contribution to capital. The Company would be responsible for any other amounts payable by it as a result of this case.

                            REPORT OF THE AUDITORS

To the Members of International Communication & Data PLC:

  We audited the United Kingdom consolidated financial statements for the year ended May 31 1994 and reported on those financial statements on October 31 1994.

  We have now been engaged to report to you on the accompanying consolidated balance sheet of International Communication & Data PLC as of May 31 1994 and the consolidated statement of income, changes in shareholders' equity and cash flows for the year ended May 31 1994, all expressed in pounds sterling, which have been reformatted from UK to US format.

  As described in the notes to the Consolidated Financial Statements, the company's Directors are responsible for the preparation of the financial statements. It is our responsibility to form an opinion, based on our audit, on those statements and to report our opinion to you.

  We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

  We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or errors. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

  In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of International Communication & Data PLC as of May 31 1994 and the consolidated results of operations and cash flow for the year ended May 31 1994 in conformity with generally accepted accounting principles in the United Kingdom (which differ in certain respects from generally accepted accounting principles in the United States).

                                          BDO Stoy Hayward
                                          Chartered Accountants and Registered
                                           Auditors

London
June 6, 1996

                     INTERNATIONAL COMMUNICATION & DATA PLC

                          CONSOLIDATED BALANCE SHEETS

                          (AMOUNTS IN BRITISH POUNDS)

                                                               30 APRIL 1995
                                             31 MAY 1994        (UNAUDITED)
                                          -----------------  -----------------
ASSETS:
Current assets
  Cash................................... (Pounds)  265,943  (Pounds)   96,506
  Accounts receivable, net of allowance
   for doubtful accounts of
   ((Pounds)262,400 at 31 May 1994 and
   268,346 at 30 April 1995).............         2,023,937          1,336,633
  Prepaid expenses.......................            92,114            993,317
                                          -----------------  -----------------
    Total current assets.................         2,381,994          2,426,456
Property, plant and equipment (net)......         5,073,385          5,081,520
Investments..............................           150,001            150,001
                                          -----------------  -----------------
    Total assets.........................         7,605,380          7,657,977
                                          -----------------  -----------------
LIABILITIES AND SHAREHOLDERS' EQUITY:
Current liabilities
  Bank overdraft.........................               101            508,309
  Accounts payable.......................         3,560,665          3,287,573
  Accrued liabilities....................           501,880            765,358
                                          -----------------  -----------------
    Total current liabilities............         4,062,646          4,561,240
Long-term debt...........................           268,352            291,419
                                          -----------------  -----------------
    Total liabilities....................         4,330,998          4,852,659
                                          -----------------  -----------------
Shareholders' equity:
  Share capital..........................         6,005,391          3,229,068
  Accumulated deficit....................        (2,731,009)          (423,750)
                                          -----------------  -----------------
  Total shareholders' equity.............         3,274,382          2,805,318
                                          -----------------  -----------------
    Total liabilities and shareholders'
     equity.............................. (Pounds)7,605,380  (Pounds)7,657,977
                                          =================  =================


   The accompanying notes are an integral part of these consolidated balance sheets.

                     INTERNATIONAL COMMUNICATION & DATA PLC

                       CONSOLIDATED STATEMENTS OF INCOME

                          (AMOUNTS IN BRITISH POUNDS)

                                 YEAR          11 MONTHS ENDED    11 MONTHS ENDED
                                ENDED           30 APRIL 1994      30 APRIL 1995
                             31 MAY 1994         (UNAUDITED)        (UNAUDITED)
                          ------------------  -----------------  -----------------
Revenue.................  (Pounds) 7,504,234  (Pounds)6,015,950  (Pounds)5,307,800
Data and production
 costs..................          (2,311,446)        (2,303,070)        (1,292,204)
Selling, general and
 administration
 expenses...............          (1,937,306)        (1,925,900)        (2,897,760)
Depreciation and
 amortisation credit
 (expense)..............          (1,881,324)        (1,610,792)        (1,502,806)
                          ------------------  -----------------  -----------------
Operating (loss) income.           1,374,158            176,188           (384,970)
Fixed asset write-down
 net of profit on
 disposal of
 discontinued
 operations.............            (169,300)            48,200                --
                          ------------------  -----------------  -----------------
Loss (income) from
 operations.............           1,204,858            224,388           (384,970)
Interest expense........            (115,558)          (115,750)           (84,094)
                          ------------------  -----------------  -----------------
                                   1,089,300            108,638           (469,064)
Income taxes............             (64,000)               --                 --
                          ------------------  -----------------  -----------------
    Net (loss) income...  (Pounds) 1,025,300  (Pounds)  108,638  (Pounds) (469,064)
                          ==================  =================  =================




The accompanying notes are an integral part of these consolidated statements of income.

                     INTERNATIONAL COMMUNICATION & DATA PLC

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                          (AMOUNTS IN BRITISH POUNDS)

                                                                                                          TOTAL
                                                                                                      CONSOLIDATED
                                                                                   ACCUMULATED        SHAREHOLDERS'
                          ORDINARY SHARES    SHARE PREMIUM    GOODWILL RESERVE       DEFICIT             EQUITY
                         ----------------- -----------------  ----------------  ------------------  -----------------
Balance 1 June 1993..... (Pounds)2,848,890 (Pounds)2,615,676  (Pounds)(216,490) (Pounds)(3,756,309) (Pounds)1,491,767
  Share issue...........           380,178           160,647               --                  --             540,825
  Current year earnings.               --                --                --            1,025,300          1,025,300
  Transfer to P&L.......               --                --            216,490                 --             216,490
                         ----------------- -----------------  ----------------  ------------------  -----------------
Balance 31 May 1994.....         3,229,068         2,776,323               --           (2,731,009)         3,274,382
  Cancellation of share
   premium (unaudited)..               --         (2,776,323)              --            2,776,323                --
  11 months earnings
   (unaudited)..........               --                --                --             (469,064)          (469,064)
                         ----------------- -----------------  ----------------  ------------------  -----------------
Balance 30 April 1995
 (unaudited)............ (Pounds)3,229,068 (Pounds)      --   (Pounds)     --   (Pounds)  (423,750) (Pounds)2,805,318
                         ================= =================  ================  ==================  =================




The accompanying notes are an integral part of these consolidated statements of shareholders' equity.

                     INTERNATIONAL COMMUNICATION & DATA PLC

                     STATEMENTS OF CONSOLIDATED CASH FLOWS

                          (AMOUNTS IN BRITISH POUNDS)

                                             11 MONTHS ENDED   11 MONTHS ENDED
                             YEAR ENDED       30 APRIL 1994     30 APRIL 1995
                             31 MAY 1994       (UNAUDITED)       (UNAUDITED)
                          -----------------  ----------------  ----------------
Cash flows from
 operating activities
  Operating (loss)
   income...............  (Pounds)1,374,158  (Pounds) 176,188  (Pounds)(384,970)
  Adjustments to
   reconcile operating
   (loss) income to cash
   flows on operating
   activities
  --depreciation and
   amortisation.........          1,881,324         1,610,792         1,502,806
  --elimination of net
   book value of fixed
   assets in respect of
   subsidiary sold......            172,990           172,990               --
  Changes in assets and
   liabilities
  --decrease in
   inventories..........             13,901            13,901               --
  --(increase) decrease
   in accounts
   receivable...........           (343,876)            3,598          (213,899)
  --increase (decrease)
   in accounts payable
   and other
   liabilities..........           (667,976)       (1,024,857)          136,003
                          -----------------  ----------------  ----------------
Net cash (outflow)
 inflow from operating
 activities.............          2,430,521           952,612         1,039,940
Return on investment and
 servicing of finance
  Interest received.....              7,619             6,984             1,741
  Interest paid.........            (48,906)          (44,831)          (85,910)
                          -----------------  ----------------  ----------------
Net cash flow from
 return on investment
 and servicing of
 finance................            (41,287)          (37,846)          (84,169)
                          -----------------  ----------------  ----------------
Cash flows from
 investing activities
  Purchase of property,
   plant and equipment
   and intangible fixed
   assets...............         (2,665,766)       (1,858,820)       (1,510,866)
  Proceeds from sale of
   subsidiary
   undertaking..........            264,690           264,690               --
                          -----------------  ----------------  ----------------
Net cash used in
 investing activities...         (2,401,076)       (1,594,130)       (1,510,866)
                          -----------------  ----------------  ----------------
Cash flows from
 financing activities
  Repayment of bank
   loans................           (171,034)         (168,946)         (140,159)
  Repayment of capital
   element of finance
   leases...............            (35,491)          (34,869)           (5,458)
  Issue of ordinary
   share capital........            540,825           540,825               --
  New long term loans...                --                --             23,067
                          -----------------  ----------------  ----------------
Net cash provided by
 financing activities...            334,300           337,010          (122,550)
                          -----------------  ----------------  ----------------
Net (decrease) increase
 in cash and cash
 equivalents............            322,458          (342,354)         (677,645)
Cash and cash
 equivalents and bank
 overdrafts at beginning
 of year................            (56,616)          (56,616)          265,842
                          -----------------  ----------------  ----------------
Cash and cash
 equivalents and bank
 overdrafts at end of
 year...................  (Pounds)  265,842  (Pounds)(398,970) (Pounds)(411,803)
                          =================  ================  ================

The accompanying notes are an integral part of these statements of consolidated cash flows.

                    INTERNATIONAL COMMUNICATION & DATA PLC

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          (AMOUNTS IN BRITISH POUNDS)

1 ACCOUNTING POLICIES

  A summary of the principal group accounting policies is set out below, all of which have been applied consistently throughout the year.

  The financial statements are prepared under the historical cost convention as modified by the revaluation of freehold land and buildings, in accordance with applicable accounting standards and on the going concern basis.

 a) Basis of consolidation

  The consolidated profit and loss account and balance sheet comprises the financial statements of International Communication & Data Plc ("ICD") and its subsidiary undertakings, ICD Marketing Services Limited and ICD Limited ("the Group") made up to 31 May 1994. The Group uses the purchase method of accounting to consolidate the results of subsidiary undertakings.

  The Group disposed of 75.1% of its interest in The Database Group Limited on 18 June 1993. Trading of this former subsidiary has not been incorporated within the current accounting period as the Directors consider that the results during the 18 days of ownership would not be material.

 b) Interim financial information

  The unaudited consolidated statements of income and cash flows for the eleven months ended 30 April 1995 and 30 April 1994, the unaudited consolidated balance sheet of 30 April 1995, and the unaudited statement of changes in shareholders' equity for the eleven months ended 30 April 1995 have been prepared consistently with the accounting policies set out in this note 1 and include, in the opinion of management, all adjustments necessary to present fairly the Group's financial position, results of operations and cash flows. In the opinion of management, all these adjustments are of a normal recurring nature.

 c) Goodwill

  Goodwill arising on consolidation as a result of the acquisition of subsidiaries and goodwill arising on the purchase of businesses are taken direct to reserves in the year in which they occur. On disposal of a business, the goodwill previously taken to reserves is charged to the profit and loss account. Where the directors believe that the purchased goodwill has suffered a permanent diminution in value, a similar charge to the profit and loss account is made.

 d) Tangible fixed assets

  Tangible fixed assets are stated at cost or valuation less accumulated depreciation. Depreciation is calculated as follows:

                                                            ANNUAL RATE
                                                            -----------
      Freehold buildings........................... 2% on cost or valuation
      Leasehold premises........................... over the period of the lease
      Furniture and equipment...................... 20% on cost
      Databases.................................... 25% on net book value

  The cost of databases includes expenditure incurred in the collection of additional data. Where income is received in the course of the collection of such additional data, this income is credited to the profit and loss account. Prior to 1 June 1993 and during the period when The Database Group was a subsidiary of the company, its direct costs in the collection of additional data were capitalised.

                    INTERNATIONAL COMMUNICATION & DATA PLC

 e) Deferred tax

  Provision is made for timing differences between the treatment of certain items for taxation and accounting purposes to the extent that it is possible that a liability or asset will crystallise.

 f) Pension costs

  Contributions to defined contribution pension schemes are charged to the profit and loss account in the year in which they become payable.

 g) Leases

  Rentals paid under operating leases are charged to the profit and loss account on a straight line basis over the lease terms.

  Assets acquired under finance leases are capitalised as fixed assets at the equivalent purchase price. Depreciation is provided over the shorter of the useful life of the asset or the term of the lease. The interest element of the lease charges is apportioned over the period of the lease on the basis of the interest rate implicit in the lease.

 h) Turnover

  Turnover is stated net of value added tax and comprises the value of goods sold and services provided. Income relating to the grant of licences for access to the databases is recognised in full when invoiced except in the case where licences are for a period in excess of 12 months when only 12 months' licence fee is recognised.

2 SEGMENT INFORMATION

  The Group operates principally within the United Kingdom. Turnover outside the UK was not material. In 1994, all turnover and operating profit arose from the Group's sole class of business of database services.

3 PROPERTY, PLANT AND EQUIPMENT (NET)

                                                                   1994
                                                             -----------------
      Cost
      Freehold land and buildings........................... (Pounds)      --
      Leasehold improvements................................            42,236
      Office furniture, motor vehicles and computer
       equipment............................................         1,341,484
      Databases.............................................        12,122,931
                                                             -----------------
                                                                    13,506,651
      Less: accumulated amortisation........................        (8,433,266)
                                                             -----------------
      Property, plant and equipment (net)................... (Pounds)5,073,385
                                                             =================

  Freehold land and buildings were written-down at 31 May 1994 to an open market value of (Pounds)150,000 by the directors. This property was formerly the Group head office. It is no longer occupied by the Group and has been reclassified as an investment property in accordance with Statement of Standard Accounting Practice No. 19.

4 INVESTMENTS

                                                                      1994
                                                                 ---------------
      Investment property (refer to note 3)..................... (Pounds)150,000
      The Database Group Limited................................               1
                                                                 ---------------
                                                                 (Pounds)150,001
                                                                 ===============

                    INTERNATIONAL COMMUNICATION & DATA PLC

5 INCOME TAXES

                                                                    YEAR ENDED
                                                                   31 MAY 1994
                                                                  --------------
      Corporation tax charge at 33%.............................. (Pounds)64,000
                                                                  --------------

  Under UK GAAP, no provision is made for potential deferred tax liabilities which are not expected to crystallise in the foreseeable future. Deferred tax assets in respect of operating losses are generally not recognised unless realisation is assured beyond reasonable doubt. The Group has no liability to deferred tax.

  Under US GAAP, in accordance with SFAS 109 "Accounting for Income Taxes", full provision is made for all deferred tax liabilities. Deferred tax assets are recognised for deductible temporary differences, reduced by a valuation allowance, to the extent that it is more likely than not that the benefit will not be realised. The group would recognise no deferred tax balances under US GAAP.

  At 31 May 1994, the amount of unclaimed capital allowances on fixed assets exceeded the accounts written down value of these assets by approximately (Pounds)2 million which at 33% could potentially reduce the tax charge on profits earned in future periods by approximately (Pounds)660,000.

  The tax effects of temporary differences and carry forwards that give rise to a deferred tax asset comprise the following:

                                                                     1994
                                                                ---------------
      Deferred tax asset
      Unclaimed capital allowances............................. (Pounds)660,000
      Less: valuation allowances...............................        (660,000)
                                                                ---------------
      Net deferred tax asset................................... (Pounds)    --
                                                                ===============

  Valuation allowances have been established for uncertainties in offsetting the unclaimed capital allowances against profits earned in future periods.

6 COMMITMENTS AND CONTINGENCIES

  At 31 May 1994, the Group had no contracted capital commitments.

7 SHARE CAPITAL

  The share capital of ICD is described below.

                                                                     1994
                                                               -----------------
      Authorised
        74,000,000 ordinary shares of 5p each................. (Pounds)3,700,000
      Allotted, called up and fully paid
        64,581,353 ordinary shares of 5p each................. (Pounds)3,229,068
                                                               =================

  On 30 November 1993, 653,900 ordinary shares of 5p each were issued following the exercise of share options by Mr. G.N.D. Thain at subscription prices between 8.07p and 10.5p each.

  On 7 December 1993, 6,949,651 ordinary shares of 5p each were issued following the exercise of share options by Continental Foods plc (formerly IMC Industries plc) at a subscription price of 7p each.

                    INTERNATIONAL COMMUNICATION & DATA PLC

  On 25 April 1994, the Company granted options in respect of 549,251 ordinary shares of 5p each (of which 322,907 were granted to L. Thain) under The Share Option Executive Scheme, at a subscription price of 12p per share.

  On 31 May 1994, there were a total of 1,923,098 ordinary shares of the Company subject to options granted to employees and Directors (D. Baker 90,610; L. Thain 627,199; D. Unger 55,364) pursuant to the terms of the Executive and Incentive share option schemes. These options are exercisable at prices between 8p and 54.27p per ordinary share between 20 February 1996 and 14 April 2003. In addition at 31 May 1994 subscription warrants had been issued and were still outstanding in respect of a total of 2,628,765 ordinary shares of 5p each to Directors and shareholders at prices between 6p and 10.35p. Subscription warrants for 2,307,110 shares were originally issued to
G. Thain who subsequently sold them to other shareholders during the year.

8 RELATED PARTIES

  Included within administrative expenses are accountancy fees of (Pounds)15,032 paid to Elman & Leigh in which R. Elman is an equity partner. Dawnay Day & Co., Limited, of which D.E. Cicurel is a non-executive director, received advisory fees of (Pounds)49,274 in the year.

9 DIFFERENCE BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED KINGDOM AND THE UNITED STATES

  The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP), which differ in certain significant respects from those generally accepted in the United States (US GAAP). Differences relevant to the ICD Group are not material to these consolidated financial statements.

  The Statement of Consolidated Cash Flows has been prepared in accordance with United Kingdom Financial Reporting Standard 1, "Cash Flow Statements" ("FRS 1"). The only differences between FRS 1 and SFAS 95, "Statement of Cash Flows," relevant to the group are presentational matters. FRS 1 requires a reconciliation between operating result and operating cash flows and an analysis of interest and taxation payments and receipts, separately within the statement; whereas SFAS 95 requires a reconciliation between net result and operating cash flows with supplemental disclosures of interest and taxation payments and receipts. The differences in the Group's cash flows resulting from these presentational matters are not material. FRS 1 requires cash and cash equivalents to be presented net of overdrafts; whereas SFAS 95 does not allow such a presentation.

10 STATEMENT OF DIRECTORS' RESPONSIBILITIES

DIRECTORS' RESPONSIBILITIES

  Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing those financial statements, the directors are required to:

  . select suitable accounting policies and then apply them consistently;

  . make judgments and estimates that are reasonable and prudent;

  . state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

  . prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

                    INTERNATIONAL COMMUNICATION & DATA PLC

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

  The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)

Issued June 13, 1996           12,000,000 Shares

                              [LOGO OF METROMAIL]
                                  COMMON STOCK

                                  ----------

OF THE 12,000,000 SHARES OF COMMON STOCK BEING OFFERED HEREBY BY METROMAIL CORPORATION (THE "COMPANY" OR "METROMAIL"), 2,400,000 SHARES ARE BEING OFFERED
 INITIALLY OUTSIDE THE UNITED STATES AND CANADA BY INTERNATIONAL UNDERWRITERS AND 9,600,000 SHARES ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND
  CANADA BY THE U.S. UNDERWRITERS. SEE "UNDERWRITERS." ALL THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY THE COMPANY. PRIOR TO THIS
   OFFERING, ALL OF THE COMMON STOCK OF THE COMPANY WAS OWNED BY R. R. DONNELLEY & SONS COMPANY ("R.R. DONNELLEY"). UPON COMPLETION OF THIS OFFERING, R.R. DONNELLEY WILL OWN APPROXIMATELY 41.7% OF THE OUTSTANDING
    COMMON  STOCK  OF   THE  COMPANY  (APPROXIMATELY  38.4%   IF  THE  U.S.
    UNDERWRITERS   EXERCISE   THEIR   OVER-ALLOTMENT   OPTION   IN   FULL).
     SUBSTANTIALLY ALL THE NET PROCEEDS OF THIS OFFERING WILL BE USED TO REPAY AMOUNTS OWED TO R.R. DONNELLEY AND ITS SUBSIDIARIES. PRIOR TO
      THIS OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK
      OF THE COMPANY.  IT IS CURRENTLY ESTIMATED THAT  THE INITIAL PUBLIC
       OFFERING PRICE WILL BE BETWEEN $18.50 AND $20.50 PER SHARE. SEE "UNDERWRITERS" FOR A DISCUSSION OF THE FACTORS CONSIDERED IN DETERMINING THE INITIAL PUBLIC OFFERING PRICE.

                                  ----------

         THE  COMMON   STOCK   HAS  BEEN
          APPROVED     FOR     LISTING,
           SUBJECT TO  OFFICIAL NOTICE
           OF  ISSUANCE,  ON  THE  NEW
           YORK  STOCK EXCHANGE,  INC.
           UNDER THE SYMBOL "ML."

                                  ----------

   SEE "RISK FACTORS" BEGINNING  ON PAGE 9 FOR
    A  DISCUSSION  OF  CERTAIN  FACTORS  THAT
     SHOULD  BE  CONSIDERED  BY  PROSPECTIVE
     PURCHASERS OF THE COMMON STOCK.

                                  ----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

                                  ----------

                              PRICE $      A SHARE

                                  ----------

                                                        UNDERWRITING   PROCEEDS
                                             PRICE TO  DISCOUNTS AND      TO
                                              PUBLIC   COMMISSIONS(1) COMPANY(2)
                                             --------  -------------- ----------
Per Share..................................   $            $            $
Total(3)................................... $            $            $

- -----
  (1) The Company and R.R. Donnelley have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
  (2) Before deducting expenses payable by the Company estimated at
      $1,500,000.
  (3) The Company has granted the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 1,800,000 additional Shares at the Price to Public less Underwriting Discounts and Commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to
      Company will be $         , $           and $           , respectively.
      See "Underwriters."

                                  ----------

  The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Winston & Strawn, counsel for the Underwriters. It is expected that the
delivery of the Shares will be made on or about           , 1996 at the offices
of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.

                                  ----------

MORGAN STANLEY & CO.
        International
                 LEHMAN BROTHERS
                                                                  CAZENOVE & CO.
          , 1996

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The expenses (other than underwriting discounts and commissions) payable in connection with the sale of the Common Stock offered hereby (including the Common Stock which may be issued pursuant to an over-allotment option) are as follows:

                                                                      AMOUNT
                                                                    ----------
      SEC registration fee......................................... $   97,552
      NASD filing fee..............................................     28,790
      NYSE fee.....................................................    123,100
      Printing and engraving expenses..............................    250,000*
      Legal fees and expenses......................................    400,000*
      Accounting fees and expenses.................................    450,000*
      Blue Sky fees and expenses (including legal fees and
       expenses)...................................................     25,000*
      Transfer agent and registrar fees and expenses...............     25,000*
      Miscellaneous................................................    100,558*
                                                                    ----------
          Total.................................................... $1,500,000*
                                                                    ==========

- --------
*Estimated.

  The Registrant will bear all expenses shown above.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Reference is made to Section 145 ("Section 145") of General Corporation Law of the State of Delaware (the "Delaware GCL") which provides for indemnification of directors and officers in certain circumstances.

  In accordance with Section 102(b)(7) of the Delaware GCL, the Registrant's Restated Certificate of Incorporation provides that directors shall not be personally liable for monetary damages for breaches of their fiduciary duty as directors except for (i) breaches of their duty of loyalty to the Registrant or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, (iii) certain transactions under Section 174 of the Delaware GCL (unlawful payment of dividends) or (iv) transactions from which a director derives an improper personal benefit.

  The Restated Certificate of Incorporation of the Registrant provides for indemnification of directors and officers to the full extent provided by the Delaware GCL, as amended from time to time. It states that the indemnification provided therein shall not be deemed exclusive. The Registrant may maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Registrant, or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Registrant would have the power to indemnify such person against such expense, liability or loss, under the provisions of the Delaware GCL.

  The underwriting agreement provides for indemnification of directors and officers of the Registrant by the Underwriters against certain liabilities.

  Pursuant to Section 145 and the Restated Certificate of Incorporation, the Registrant maintains directors' and officers' liability insurance coverage.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  In the three years preceding the filing of this Registration Statement, the Registrant has not issued any securities that were not registered under the Securities Act of 1933, as amended. Upon the filing on March 4,

1996 of the Third Restated Certificate of Incorporation of the Registrant with the Delaware Secretary of State, each of the issued and outstanding shares of Common Stock, par value $.40 per share, of the Registrant was reclassified into 8,600 shares of Common Stock, par value $.01 per share, of the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) EXHIBITS:

     EXHIBIT NO. DESCRIPTION
     ----------- -----------
      1.1        Form of U.S. Underwriting Agreement.
      3.1*       Third Restated Certificate of Incorporation of the Registrant.
      3.2*       By-laws of the Registrant.
      5.1        Opinion of Sidley & Austin.
     10.1        Form of Transition Services Agreement between the Registrant and R.R. Donnelley.
     10.2        Form of Sales Agreement between the Registrant and
                 R.R. Donnelley.
     10.3        Form of Benefit Administration Services Agreement between the
                 Registrant and R.R. Donnelley.
     10.4        Form of Data Center Services Agreement between the Registrant and R.R. Donnelley.
     10.5        Form of Tax Allocation and Indemnification Agreement between the Registrant and R.R. Donnelley.
     10.6*       Employment Agreement between the Registrant and Barton L.
                 Faber.
     10.7*       Employment Agreement between the Registrant and Susan L.
                 Henricks.
     10.8*       Retirement, Consulting and Release Agreement dated as of July
                 26, 1995 among R.R. Donnelley, the Registrant and James D.
                 McQuaid.
     10.9*       Employment Agreement dated June 16, 1994 between Customer
                 Insight Corporation and Tery R. Larrew.
     10.10       1996 Stock Incentive Plan.
     10.11       1996 Broad-Based Employee Stock Plan.
     10.12       Form of Credit Agreement among the Registrant and certain
                 Subsidiaries, as Borrower, the Banks named therein and The
                 First National Bank of Chicago, as Administrative Agent.
     21.1*       Subsidiaries.
     23.1*       Consent of Arthur Andersen LLP.
     23.2*       Consent of BDO Stoy Hayward.
     23.3        Consent of Sidley & Austin (included in Exhibit 5.1).
     24.1*       Powers of Attorney.
     27.1        Financial Data Schedule.

- --------
*Previously filed

  (b) FINANCIAL STATEMENT SCHEDULES:

    The following financial statement schedule is included as part of this Registration Statement immediately following the signature page:

    Schedule II--Valuation and Qualifying Accounts

  All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act of 1993, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes (1) to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser; (2) that for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (3) that for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT AMENDMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN CHICAGO, ILLINOIS ON JUNE 12, 1996.

                                          Metromail Corporation

                                                   /s/ Barton L. Faber
                                          By: _________________________________
                                            Name: Barton L. Faber
                                            Title: Chairman

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT AMENDMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                         TITLE(S)                   DATE
             ---------                         --------                   ----


        /s/ Barton L. Faber          Chairman and Director           June 12, 1996
____________________________________   (principal executive
          Barton L. Faber              officer)

                  *                  President and Chief             June 12, 1996
____________________________________   Executive Officer and
         Susan L. Henricks             Director

                  *                  Senior Vice President and       June 12, 1996
____________________________________   Chief Financial Officer
          Ronald G. Eidell             (principal financial
                                       officer)

                  *                  Vice President, Finance         June 12, 1996
____________________________________   (chief accounting officer)
        Kenneth A. Glowacki

                  *                  Director                        June 12, 1996
____________________________________
          Peter F. Murphy

                  *                  Director                        June 12, 1996
____________________________________
          Jonathan P. Ward



      /s/ Barton L. Faber
*By ___________________________
        Barton L. Faber
        Attorney-in-Fact

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

  We have audited in accordance with generally accepted auditing standards, the consolidated and combined financial statements of Metromail Corporation and Affiliates included in this registration statement and have issued our report thereon dated January 19, 1996 (except for the matters discussed in Note 15 as to which the date is May 9, 1996). Our audit was made for the purpose of forming an opinion on the basic financial statements as a whole. The schedules listed in the accompanying index above are presented for purposes of complying with the Securities and Exchange Commissions rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          Arthur Andersen LLP

Chicago, Illinois
May 9, 1996

                     METROMAIL CORPORATION AND AFFILIATES

                SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                                (IN THOUSANDS)

                                                                      DEDUCTIONS--
                                                ADDITIONS              WRITE-OFFS
                            BALANCE  --------------------------------   OF TRADE
   SALES ALLOWANCES AND     AT THE   CHARGES    CHARGES   CHARGES TO  RECEIVABLES, BALANCE AT
 ALLOWANCES FOR DOUBTFUL   BEGINNING    TO        TO         OTHER       NET OF      END OF
         ACCOUNTS          OF PERIOD SALES(1) EXPENSES(2) ACCOUNTS(3) RECOVERIES     PERIOD
 -----------------------   --------- -------- ----------- ----------- ------------ ----------
 For the Year Ended
  December 31, 1993......    2,969    4,137      1,959        --         (5,574)     3,491
 For the Year Ended
  December 31, 1994......    3,491    3,571      1,848        158        (5,482)     3,586
 For the Year Ended
  December 31, 1995......    3,586    5,067      2,180        465        (7,333)     3,965

- --------
(1) These amounts represent provisions for sales allowances that are included in net sales.
(2) These amounts represent provisions for doubtful accounts that are included in general and administrative expenses.
(3) These amounts represent additions to the reserve resulting from the purchase of ICD in 1995 and of CIC in 1994.

                                    EXHIBITS

 EXHIBIT NO.                             DESCRIPTION
 -----------                             -----------
  1.1        Form of U.S. Underwriting Agreement.
  3.1*       Third Restated Certificate of Incorporation of the Registrant.
  3.2*       By-laws of the Registrant.
  5.1        Opinion of Sidley & Austin.
 10.1        Form of Transition Services Agreement between the Registrant and
             R.R. Donnelley.
 10.2        Form of Sales Agreement between the Registrant and R.R. Donnelley.
 10.3        Form of Benefit Administration Services Agreement between the
             Registrant and R.R. Donnelley.
 10.4        Form of Data Center Services Agreement between the Registrant and
             R.R. Donnelley.
 10.5        Form of Tax Allocation and Indemnification Agreement between the
             Registrant and R.R. Donnelley.
 10.6*       Employment Agreement between the Registrant and Barton L. Faber.
 10.7*       Employment Agreement between the Registrant and Susan L. Henricks.
 10.8*       Retirement, Consulting and Release Agreement dated as of July 26,
             1995 among R.R. Donnelley, the Registrant and James D. McQuaid.
 10.9*       Employment Agreement dated June 16, 1994 between Customer Insight
             Company and Tery R. Larrew.
 10.10       1996 Stock Incentive Plan.
 10.11       1996 Broad-Based Employee Stock Plan.
 10.12       Form of Credit Agreement among the Registrant and certain
             Subsidiaries, as Borrower, the Banks named therein and the First
             National Bank of Chicago, as Administrative Agent.
 21.1*       Subsidiaries.
 23.1*       Consent of Arthur Andersen LLP.
 23.2*       Consent of BDO Stoy Hayward.
 23.3        Consent of Sidley & Austin (included in Exhibit 5.1).
 24.1*       Powers of Attorney.
 27.1        Financial Data Schedule.

- --------
*Previously filed.